March 2, 2020

VIA SEDAR

British Columbia Securities Commission
Corporate Finance
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs and Mesdames:

Re: Filing by B2Gold Corp. (“B2Gold”) of a Technical Report not required by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”)

B2Gold is re-filing the attached technical report entitled “Gramalote Project, Colombia, NI 43-101 Technical Report” dated effective December 31, 2019 (the “Report”) in respect of the Gramalote project, a joint venture between B2Gold and AngloGold Ashanti Limited, located in central Colombia (the “Gramalote Project”).

The Report is being re-filed to supersede and replace the version of the Report filed on February 28, 2020, to correct inadvertent errors in the “Environmental compensation” and “Exploration costs” portions of Table 22.2 “Cashflow Forecast on an Annualized Basis (2020-2036)”, insert a total for the AISC costs and provide a unit for those costs, and format the presentation of the royalties data to match the remainder of the table presentation.  Apart from the corrections to Table 22.2, there were no other changes made to the Report, including to the cashflow totals in Table 22.2.

As B2Gold does not consider the Gramalote Project to be a material property for the purposes of NI 43-101, the Report is being filed on a voluntary basis as contemplated under section 4.2(12) of the Companion Policy to NI 43-101. The Report is being filed to provide additional information on the Updated Preliminary Economic Assessment for the Gramalote Ridge deposit at the Gramalote Project as announced by B2Gold on January 21, 2020, and not as a result of a requirement under NI 43-101.

Yours sincerely,

(Signed) “Tom Garagan”

Tom Garagan, P.Geo.
Senior Vice President, Exploration

cc.  Alberta Securities Commission, Financial and Consumer Affairs Authority of Saskatchewan, Manitoba Securities Commission, Ontario Securities Commission, Autorite des marches financiers, Quebec, Nova Scotia Securities Commission, New Brunswick Securities Commission, Office of the Superintendent of Securities, Prince Edward Island, Office of the Superintendent of Securities, Newfoundland and Labrador

B2GOLD CORP.
Suite 3100, Three Bentall Centre, 595 Burrard Street, PO Box 49143, Vancouver, British Columbia, Canada V7X 1J1
T. 604.681.8371     F. 604.681.6209     www.b2gold.com

GRAMALOTE PROJECT

Colombia

NI 43-101 TECHNICAL REPORT

Prepared for:

B2Gold Corp.

Prepared by:

Mr Tom Garagan, P.Geo.

Mr Kevin Pemberton, P.E.

Mr John Rajala, P.E.

Mr Ken Jones, P.E.

Effective date:

31 December, 2019

CERTIFICATE OF QUALIFIED PERSON

I, Tom Garagan, P.Geo, am employed as the Senior Vice President, Exploration with B2Gold Corp. ("B2Gold"), which has its head offices at 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada.

This certificate applies to the technical report titled "Gramalote Project, Colombia, NI 43-101 Technical Report", that has an effective date of 31 December, 2019 (the "technical report").

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.  I graduated from the University of Ottawa with a Bachelor of Science (Honours) degree in Geological Sciences in 1980.

I have practiced my profession for 40 years.  In this time I have been directly involved in generating and managing exploration activities, and in the collection, supervision and review of geological, mineralization, exploration and drilling data; geological models; sampling, sample preparation, assaying and other resource-estimation related analyses; assessment of quality assurance-quality control data and databases; and supervision of mineral resource estimates.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I visited the Gramalote Project from April 29-May 3, 2012.

I am responsible for, or co-responsible for, Sections 1.1 to 1.9, 1.11, 1.12, 1.22, 1.24; Section 2; Section 3; Section 4; Section 5; Section 6; Section 7; Section 8; Section 9; Section 10; Section 11; Section 12; Section 14; Section 23; Sections 25.1, 25.2, 25.3, 25.4, 25.6, 25.15; Section 26; and Section 27 of the technical report.

I am not independent of B2Gold as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Gramalote Project since B2Gold acquired a project interest in 2006.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated:  28 February, 2020.

(Signed) "Tom Garagan"

Tom Garagan, P.Geo.

B2Gold Corp. 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada Tel: +1 604-681-8371	www.b2gold.com

CERTIFICATE OF QUALIFIED PERSON

I, Kevin Pemberton, P.E., am employed as the Chief Mine Planning Engineer with B2Gold Corp. ("B2Gold"), which has its head offices at 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada.

This certificate applies to the technical report titled "Gramalote Project, Colombia, NI 43-101 Technical Report", that has an effective date of 31 December, 2019 (the "technical report").

I am a registered Professional Mining Engineer in the state of Florida, USA (# PE 77013).  I graduated in 1990 from the Montana College of Mineral Science and Technology with a Bachelor of Science in Mining Engineering degree.  I have been employed in the mining industry for over 28 years.  I have prepared, and supervised the preparation of, Mineral Reserve estimates, mining long-range plans, operations, surveying, ore control and construction management in predominantly open pit, but also underground, operations in North, Central, and South America, Russia and Kazakhstan.

I visited the B2Gold/Gramalote Colombia offices in Medellin from October 18-24, 2019, and inspected the Gramalote Project site during October 21-22, 2019.

I am responsible for, or co-responsible for, Sections 1.1, 1.2, 1.13, 1.15, 1.17 to 1.24; Sections 2.1 to 2.6; Section 3; Section 15; Section 16; Sections 18.1, 18.2, 18.5 to 18.9; Section 19; Sections 21.1, 21.2, 21.3.1, 21.3.2, 21.3.4 to 21.3.6; Section 22; Section 24; Sections 25.1, 25.7, 25.9, 25.11 to 25.16; Section 26 and Section 27 of the technical report.

I am not independent of B2Gold as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Gramalote Project since October 2019.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated:  28 February, 2020

(Signed) "Kevin Pemberton"

Kevin Pemberton, P.E.

B2Gold Corp. 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada Tel: +1 604-681-8371	www.b2gold.com

CERTIFICATE OF QUALIFIED PERSON

I, John Rajala, P.E., am employed as the Vice President, Metallurgy with B2Gold Corp. ("B2Gold"), which has its head offices at 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada.

This certificate applies to the technical report titled "Gramalote Project, Colombia, NI 43-101 Technical Report", that has an effective date of 31 December, 2019 (the "technical report").

I am a registered professional engineer in the state of Washington (No. 43299) and have a B.S. and M.S in metallurgical engineering from Michigan Technological University (1976) and the University of Nevada - Mackay School of Mines (1981), respectively.

I have practiced my profession for 42 years, during which I have been directly involved in the operations and management of mineral processing plants for gold and base metals, and in process plant design and commissioning of projects located in Africa, Asia, North, Central and South America.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

I visited the Gramalote Project from 4-6 October, 2011.

I am responsible for, or co-responsible for, Sections 1.1, 1.2, 1.10, 1.14, 1.15, 1.18, 1.19, 1.22, 1.24; Sections 2.1 to 2.4, 2.6; Section 13; Section 17; Sections 18.3, 18.4; Sections 21.1, 21.2.1, 21.2.3, 21.2.6, 21.3.1, 21.3.3, 21.3.6; Sections 25.1, 25.5, 25.8, 25.15; Section 26 and Section 27 of the technical report.

I am not independent of B2Gold as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Gramalote Project since 2011.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated:  28 February, 2020

(Signed) "John Rajala"
John Rajala, P.E.

B2Gold Corp. 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada Tel: +1 604-681-8371	www.b2gold.com

CERTIFICATE OF QUALIFIED PERSON

I, Ken Jones, P.E., am employed as the Environmental and Permitting Manager with B2Gold Corp. ("B2Gold"), which has its head offices at 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada.

This certificate applies to the technical report titled "Gramalote Project, Colombia, NI 43-101 Technical Report", that has an effective date of 31 December, 2019 (the "technical report").

I am a registered Professional Engineer (#42718, Colorado, USA). I graduated from the University of Iowa in 2001 with a B. Sc. in Chemical Engineering.  I have practiced my profession for over 16 years. I have developed, conducted and/or directed environmental and social studies including baseline investigations; materials geochemical characterization; hydrologic, air and noise modeling; closure planning and costing; and environmental and social impact assessment for hard rock mining projects in over a dozen countries in North and South America, Africa and Asia. I have developed, implemented and maintained programs for engineering and administrative compliance regarding international environmental, health and safety regulations and best practices at gold projects in Nicaragua, Namibia, the Philippines and Mali.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I visited the Gramalote Project from 19-20 August, 2019.

I am responsible for, or co-responsible for, Sections 1.1, 1.2, 1.16, 1.22, 1.24; Sections 2.1 to 2.4, 2.6; Section 20; Sections 25.1, 25.10, 25.15; Section 26; and Section 27 of the technical report.

I am not independent of B2Gold as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Gramalote project since August, 2019.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated:  28 February, 2020

(Signed) "Ken Jones"

Ken Jones, P.E.

B2Gold Corp. 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada Tel: +1 604-681-8371	www.b2gold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This NI 43-101 Technical Report (the Report) contains "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including, but not limited to, B2Gold Corp.'s (B2Gold) objectives, strategies, intentions and expectations; projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs and operating costs, including projected cash operating costs, and budgets; statements regarding future or estimated mine life, metal price assumptions, estimated mineralized material grades, gold recovery rates, stripping ratios, throughput, processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; the results of and estimates in the 2020 PEA, including the production and life-of-mine estimates, capital cost and operating cost estimates, the financial projections, estimates and results, and other results of the economic analyses contained therein; the potential to convert existing Inferred Mineral Resources to the Indicated category; the timing to complete a feasibility study at Gramalote; the completion and results of a feasibility study at Gramalote; the potential to develop Gramalote as an open-pit gold mine and any decision from the joint venture in respect thereof; the anticipated effect of external factors on revenue, such as commodity prices, exchange rates and metal price assumptions, estimation of Mineral Resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, receipt of additional required permits and authorizations, including with respect to surface rights; expectations regarding community relations and social licence to operate including with respect to resettlement of individuals due to project development and artisanal and small miners working in the Project area.  All statements in this Technical Report that address events or developments that B2Gold expects to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur.  All such forward-looking statements are based on the opinions and estimates of B2Gold's management as of the date such statements are made.  All of the forward-looking statements in this Report are qualified by this cautionary note.

Forward-looking statements are not, and cannot be, a guarantee of future results or events.  Forward-looking statements are based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable at the date the forward-looking statements is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking statements.  The material factors or assumptions that B2Gold identified and were applied by B2Gold in drawing conclusions or making forecasts or projections set out in the forward-looking statements include, but are not limited to: the factors identified in Sections 1.12, 14.13 and 25.6 of this Report, which may affect the Mineral Resource estimate; the metallurgical recovery assumptions identified in Section 13 of this Report; the factors related to the 2020 PEA identified in Sections1.19, 1.20, 21.3 and 22.1 of this Report; the project risks and opportunities identified in Section 1.22 of this Report; dilution and mining recovery assumptions; the success of mining, processing, exploration and development activities; the accuracy of geological, mining and metallurgical estimates; geotechnical assumptions; assumptions used in the Mineral Resource estimate; anticipated commodity prices and the costs of production; no significant unanticipated operational or technical difficulties; the execution of B2Gold's business and growth strategies, including the success of B2Gold's strategic investments and initiatives; the availability of additional financing, if needed; the availability of personnel for exploration, development, and operational projects and ongoing employee relations; acquisition of any required surface rights; maintaining good relations with the communities surrounding the Project; no significant unanticipated events or changes relating to regulatory, environmental, resettlement and social licence matters, health and safety matters; no contests over title to B2Gold's properties; no significant unanticipated litigation; certain tax matters; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the continued development and operation of the Project, dependence on key personnel and employee relations; risks related to political or social unrest or change; operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks; failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated; the availability of electrical power, and the power rates used in the operating cost estimates and financial analysis; compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation; volatile financial markets that may affect B2Gold's ability to obtain additional financing on acceptable terms; the failure to obtain required approvals or clearances from government authorities on a timely basis; uncertainties related to the geology, continuity, grade and estimates of Mineral Resources, and the potential for variations in grade and recovery rates; uncertain costs of reclamation activities, and the final outcome thereof; changes to applicable laws or regulations, including with respect to interest rates and tax rates; tax refunds; hedging transactions; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively.  The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom.  B2Gold's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law.  For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Gramalote Project Colombia NI 43-101 Technical Report

Contents

1.0 SUMMARY	1-1
1.1 Introduction	1-1
1.2 Terms of Reference	1-1
1.3 Project Setting	1-1
1.4 Joint Venture	1-2
1.5 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements	1-3
1.6 Geology and Mineralization	1-3
1.7 History	1-4
1.8 Drilling and Sampling	1-5
1.9 Data Verification	1-7
1.10 Metallurgical Test Work	1-7
1.11 Mineral Resource Estimation	1-8
1.12 Mineral Resource Statement	1-9
1.13 Mining Methods	1-10
1.14 Recovery Methods	1-13
1.15 Project Infrastructure	1-13
1.16 Environmental, Permitting and Social Considerations	1-15
1.16.1 Environmental Considerations	1-15
1.16.2 Closure and Reclamation Planning	1-15
1.16.3 Permitting Considerations	1-15
1.16.4 Social Considerations	1-16
1.17 Markets and Contracts	1-16
1.18 Capital Cost Estimates	1-17
1.19 Operating Cost Estimates	1-17
1.20 Economic Analysis	1-18
1.21 Sensitivity Analysis	1-21
1.22 Risks and Opportunities	1-21
1.23 Interpretation and Conclusions	1-23
1.24 Recommendations	1-24

2.0 INTRODUCTION	2-1
2.1 Introduction	2-1
2.2 Terms of Reference	2-1
2.3 Qualified Persons	2-1
2.4 Site Visits and Scope of Personal Inspection	2-2
2.5 Effective Dates	2-3
2.6 Information Sources and References	2-3
2.7 Previous Technical Reports	2-4

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Gramalote Project Colombia NI 43-101 Technical Report

3.0 RELIANCE ON OTHER EXPERTS	3-1

4.0 PROPERTY DESCRIPTION AND LOCATION	4-1
4.1 Introduction	4-1
4.2 Property and Title in Colombia	4-1
4.2.1 Mineral Title	4-1
4.2.2 ANNA Minera	4-2
4.2.3 Surface Rights	4-2
4.2.4 Royalties	4-2
4.2.5 Environmental	4-2
4.2.6 Fraser Institute Survey	4-3
4.3 Project Ownership	4-4
4.4 Mineral Tenure	4-5
4.5 Surface Rights	4-8
4.6 Water Rights	4-9
4.7 Royalties and Encumbrances	4-9
4.7.1 Royalties	4-9
4.7.2 Encumbrances	4-9
4.8 Permitting Considerations	4-9
4.9 Environmental Considerations	4-10
4.10 Social License Considerations	4-10
4.11 Comment on Property Description and Location	4-10

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	5-1
5.1 Accessibility	5-1
5.2 Climate	5-1
5.3 Local Resources and Infrastructure	5-1
5.4 Physiography	5-2
5.5 Seismicity	5-2
5.6 Sufficiency of Surface Rights	5-2

6.0 HISTORY	6-1
6.1 Exploration History	6-1
6.2 Production	6-1

7.0 GEOLOGICAL SETTING AND MINERALIZATION	7-1
7.1 Regional Geology	7-1
7.2 Project Geology	7-1
7.2.1 Lithologies	7-1
7.2.2 Structure	7-6
7.3 Deposit Descriptions	7-6
7.3.1 Gramalote Ridge	7-6

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Gramalote Project Colombia NI 43-101 Technical Report

7.3.2 Trinidad	7-9
7.4 Prospects/Exploration Targets	7-10
7.5 Comments on Geological Setting and Mineralization	7-10

8.0 DEPOSIT TYPES	8-1
8.1 Deposit Model	8-1
8.2 Comments on Deposit Types	8-2

9.0 EXPLORATION	9-1
9.1 Grids and Surveys	9-1
9.2 Geochemistry	9-1
9.3 Geophysics	9-1
9.3.1 Airborne Geophysical Surveys	9-1
9.3.2 Ground Geophysical Surveys	9-2
9.4 Petrology, Mineralogy, and Research Studies	9-2
9.5 Exploration Potential	9-2
9.6 Comments on Exploration	9-2

10.0 DRILLING	10-1
10.1 Introduction	10-1
10.2 Drill Methods	10-1
10.3 Logging Procedures	10-6
10.4 Recovery	10-6
10.5 Collar Surveys	10-6
10.6 Downhole Surveys	10-7
10.7 Geotechnical and Hydrological Drilling	10-7
10.8 Metallurgical Drilling	10-7
10.9 Condemnation	10-9
10.10 Sample Length/True Thickness	10-9
10.11 Drilling Since the Mineral Resource Database Close-off	10-9
10.12 Comments on Drilling	10-10

11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY	11-1
11.1 Sampling Methods	11-1
11.1.1 RC	11-1
11.1.2 Core	11-1
11.2 Density Determinations	11-1
11.3 Analytical and Test Laboratories	11-2
11.4 Sample Preparation and Analysis	11-2
11.4.1 Sample Preparation	11-2
11.4.2 Analyses	11-2
11.5 Quality Assurance and Quality Control	11-3
11.6 Databases	11-3

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Gramalote Project Colombia NI 43-101 Technical Report

11.7 Sample Security	11-3
11.8 Sample Storage	11-3
11.9 Comments on Sample Preparation, Analyses and Security	11-4

12.0 DATA VERIFICATION	12-1
12.1 Internal Data Verification	12-1
12.2 External Data Verification	12-1
12.2.1 Previous Technical Reports	12-1
12.2.2 External Audits	12-1
12.3 QP Verification	12-1
12.4 Comments on Data Verification	12-2

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
13.1 Introduction	13-1
13.2 Metallurgical Test Work	13-1
13.2.1 Completed Test Work	13-1
13.2.2 Sample Selection	13-1
13.2.3 Mineralization Characterization	13-3
13.2.4 Mineralogy	13-4
13.2.5 Comminution	13-4
13.2.6 Heap Leach	13-5
13.2.7 Gravity Recovery	13-5
13.2.8 Flotation	13-5
13.2.9 Concentrate Leaching	13-8
13.2.10 Thickening	13-10
13.2.11 Cyanide Destruction	13-10
13.2.12 Materials Handling	13-11
13.2.13 Tailings Rheology	13-11
13.2.14 Upgrading by Screening	13-11
13.2.15 Recovery Variability Test Work	13-11
13.2.16 Oxide Materials	13-13
13.3 Recovery Estimates	13-17
13.4 Metallurgical Variability	13-17
13.5 Deleterious Elements	13-18
13.6 Trade-off Studies	13-19

14.0 MINERAL RESOURCE ESTIMATES	14-1
14.1 Introduction	14-1
14.2 Exploratory Data Analysis	14-1
14.3 Geological Models	14-1
14.3.1 Mineralization Zones	14-1
14.3.2 Weathering Model	14-2

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14.4 Density Assignment	14-4
14.5 Grade Capping/Outlier Restrictions	14-4
14.5.1 Gramalote Ridge	14-4
14.5.2 Trinidad	14-4
14.6 Composites	14-4
14.7 Variography	14-7
14.8 Estimation/Interpolation Methods	14-7
14.9 Block Model Validation	14-8
14.9.1 Gramalote Ridge	14-9
14.9.2 Trinidad	14-10
14.10 Classification of Mineral Resources	14-11
14.11 Reasonable Prospects of Eventual Economic Extraction	14-11
14.12 Mineral Resource Statement	14-11
14.13 Factors That May Affect the Mineral Resource Estimate	14-14
14.14 Comments on Section 14	14-14

15.0 MINERAL RESERVE ESTIMATES	15-1

16.0 MINING METHODS	16-1
16.1 Overview	16-1
16.2 Geotechnical Considerations	16-1
16.3 Hydrogeological Considerations	16-1
16.4 Pit Optimization	16-2
16.5 Cut-off Grade	16-2
16.6 Open Pit Design	16-4
16.7 Stockpiles	16-7
16.8 Waste Storage Facilities	16-7
16.9 Production Schedule	16-7
16.10 Grade Control	16-8
16.11 Mining Equipment	16-8

17.0 RECOVERY METHODS	17-1
17.1 Process Flowsheet	17-1
17.2 Plant Design	17-1
17.2.1 Crushing	17-1
17.2.2 Grinding	17-1
17.2.3 Flotation, Regrind, and Thickening	17-2
17.2.4 Leach and Counter Current Decantation	17-3
17.2.5 Carbon-in-Pulp	17-4
17.2.6 Cyanide Destruction	17-5
17.2.7 Flotation Tailings Thickening	17-5
17.2.8 Flotation and Leach Overland Tailings Pumping	17-5

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Gramalote Project Colombia NI 43-101 Technical Report

17.3 Equipment Sizing	17-5
17.4 Control Strategy	17-6
17.5 Power and Consumables	17-6
17.5.1 Plant Services	17-6
17.5.2 Water	17-8
17.5.3 Power	17-8
17.6 Comments on Recovery Methods	17-8

18.0 PROJECT INFRASTRUCTURE	18-1
18.1 Introduction	18-1
18.2 Road and Logistics	18-1
18.3 Tailings Management Facilities	18-4
18.4 Water Management	18-4
18.5 Built Infrastructure	18-5
18.6 Camps and Accommodation	18-5
18.7 Power and Electrical	18-6
18.8 Fuel	18-6
18.9 Water Supply	18-6

19.0 MARKET STUDIES AND CONTRACTS	19-1
19.1 Market Studies	19-1
19.2 Commodity Price Projections	19-1
19.3 Contracts	19-1
19.4 Comments on Section 19	19-1

20.0 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
20.1 Introduction	20-1
20.2 Baseline Studies	20-1
20.3 Environmental Considerations/Monitoring Programs	20-2
20.4 Closure Plan	20-3
20.5 Permitting	20-4
20.6 Considerations of Social and Community Impacts	20-4
20.6.1 Resettlement	20-6
20.6.2 Artisanal and Small-Scale Mining	20-7

21.0 CAPITAL AND OPERATING COSTS	21-1
21.1 Introduction	21-1
21.2 Capital Cost Estimates	21-1
21.2.1 Basis of Estimate	21-1
21.2.2 Direct Cost Estimates	21-2
21.2.3 Indirect Cost Estimates	21-2
21.2.4 Owners' Cost Estimates	21-3

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21.2.5 Contingency Estimate	21-3
21.2.6 Capital Cost Estimate Summary	21-3
21.3 Operating Cost Estimates	21-3
21.3.1 Basis of Estimate	21-3
21.3.2 Mining Cost Estimates	21-4
21.3.3 Plant Cost Estimates	21-4
21.3.4 Infrastructure Cost Estimates	21-4
21.3.5 Overarching Services Cost Estimates	21-5
21.3.6 Operating Cost Estimate Summary	21-5

22.0 ECONOMIC ANALYSIS	22-1
22.1 Caution Statement	22-1
22.2 Methodology Used	22-2
22.3 Financial Model Parameters	22-3
22.3.1 Mineral Resource and Mine Life	22-3
22.3.2 Metallurgical Recoveries	22-3
22.3.3 Selling and Freight Costs	22-3
22.3.4 Metal Prices and Exchange Rates	22-3
22.3.5 Capital and Operating Costs	22-3
22.3.6 Royalties	22-3
22.3.7 Working Capital	22-3
22.3.8 Taxes	22-3
22.3.9 Closure Costs and Salvage Value	22-4
22.3.10 Financing	22-4
22.3.11 Inflation	22-4
22.4 Economic Analysis	22-5
22.5 Sensitivity Analysis	22-5

23.0 ADJACENT PROPERTIES	23-1

24.0 OTHER RELEVANT DATA AND INFORMATION	24-1

25.0 INTERPRETATION AND CONCLUSIONS	25-1
25.1 Introduction	25-1
25.2 Mineral Tenure, Surface and Water Rights, Royalties and Agreements	25-1
25.3 Geology and Mineralization	25-2
25.4 Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation	25-2
25.5 Metallurgical Test Work	25-3
25.6 Mineral Resource Estimates	25-3
25.7 Mine Plan	25-3
25.8 Recovery Plan	25-4
25.9 Infrastructure	25-4

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25.10 Environmental, Permitting and Social Considerations	25-4
25.11 Markets and Contracts	25-5
25.12 Capital Cost Estimates	25-5
25.13 Operating Cost Estimates	25-5
25.14 Economic Analysis	25-6
25.15 Risks and Opportunities	25-6
25.16 Conclusions	25-7

26.0 RECOMMENDATIONS	26-1

27.0 REFERENCES	27-1

Tables

Table 1-1: Indicated Mineral Resource Statement	1-11
Table 1-2: Inferred Mineral Resource Statement	1-11
Table 1-3: Capital Cost Estimate	1-18
Table 1-4: Operating Cost Summary	1-19
Table 1-5: Key Financial Metrics	1-22
Table 4-1: Mineral Tenure Table	4-6
Table 6-1: Exploration History	6-2
Table 7-1: Major Rock Types	7-4
Table 7-2: Vein Types	7-9
Table 9-1: Exploration Potential	9-4
Table 10-1: Project Drill Summary Table	10-2
Table 10-2: Gramalote Mineral Resource Drill Summary Table	10-2
Table 10-3: Trinidad Mineral Resource Drill Summary Table	10-2
Table 13-1: Metallurgical Test work Summary	13-2
Table 13-2: Recovery Projections	13-19
Table 14-1: Densities Assigned to the Block Model, Gramalote Ridge	14-5
Table 14-2: Densities Assigned to the Block Model, Trinidad	14-5
Table 14-3: Au and Ag Capping Levels, Gramalote Ridge	14-5
Table 14-4: Capping Levels, Trinidad	14-6
Table 14-5: Gold Grade Statistics, 6-m Composites, LG Domain, Gramalote Ridge	14-6
Table 14-6: Gold Grade Statistics, 4-m Composites Mineralized Domains, Trinidad	14-7
Table 14-7: Variogram Models, Gramalote Ridge	14-8
Table 14-8: Grade Estimation Plan	14-9
Table 14-9: Conceptual Pit Shell Parameters	14-12
Table 14-10:Indicated Mineral Resource Statement	14-13
Table 14-11:Inferred Mineral Resource Statement	14-13
Table 16-1:Pit Slope Design Assumptions	16-2
Table 16-2:Whittle Shell Inputs	16-3
Table 16-3:Royalty and Selling Cost Assumptions	16-4
Table 16-4:Subset of Mineral Resource Estimate within the 2020 PEA Mine Plan	16-5
Table 17-1:Anticipated Equipment List	17-7

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Table 20-1:Granted Environmental Permits	20-5
Table 21-1:Capital Cost Estimate Summary	21-4
Table 21-2:Operating Cost Estimate Summary	21-6
Table 22-1:Key Financial Metrics	22-6
Table 22-2:Cashflow Forecast on an Annualized Basis (2020-2036)	22-7
Table 22-3:Cashflow Forecast on an Annualized Basis (2037-2046)	22-8

Figures

Figure 1-1: Sensitivity Analysis	1-23
Figure 2-1: Location Plan	2-2
Figure 4-1: Granted Mineral Tenure Location Plan	4-7
Figure 4-2: Mineral Tenure Under Application Location Plan	4-8
Figure 7-1: Regional Geology	7-2
Figure 7-2: Regional Structural Setting	7-3
Figure 7-3: Project Geology Map	7-5
Figure 7-4: Cross-Section, Gramalote Ridge Deposit	7-8
Figure 7-5: Cross-Section, Trinidad Deposit	7-11
Figure 9-1: Prospect Areas	9-3
Figure 10-1:Project Drill Collar Location Plan	10-3
Figure 10-2:Gramalote Mineral Resource Drill Collar Location Plan	10-4
Figure 10-3:Trinidad Mineral Resource Drill Collar Location Plan	10-5
Figure 10-4:Collar Location Plan, Geotechnical, Metallurgical and Condemnation Drill Holes	10-8
Figure 14-1:3D Perspective View of Gramalote Ridge Mineralized Zones	14-3
Figure 14-2:3D Perspective View of Mineralized Zones at Trinidad	14-3
Figure 16-1:Pit Phasing	16-6
Figure 16-2:Cross-Section through Phased Pits	16-6
Figure 17-1:Proposed Process Flowsheet	17-2
Figure 18-1:Proposed Infrastructure Layout Overview Plan	18-2
Figure 18-2:Proposed Infrastructure Layout Plan, Industrial Area	18-3
Figure 22-1:Sensitivity Analysis	22-9

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1.0 SUMMARY

1.1 Introduction

Mr Tom Garagan, P.Geo., Mr Kevin Pemberton, P.E., Mr John Rajala, P.E., and Mr Ken Jones, P.E., prepared a NI 43-101 Technical Report (the Report) on the Gramalote Gold Project (the Project) for B2Gold Corp. (B2Gold).  The Project is located within the department of Antioquia in northwestern Colombia.

AngloGold Ashanti Limited (AngloGold) and B2Gold currently have a 51.7:48.3 interest respectively in the Project, which is operated as a joint venture (JV).  During 2020, B2Gold will sole fund the first $13.9 M of expenditures which will cause the interest in the Project to become 50:50, and the Project will be funded on that basis going forward.  As of 1 January 2020, B2Gold assumed the role of JV manager.  The in-country operating entity is Gramalote Colombia Limited (Gramalote Colombia).

1.2 Terms of Reference

This voluntarily-filed Report provides updated information on the Gramalote Project, including an updated Mineral Resource estimate and the results of a preliminary economic assessment (2020 PEA).

Units used in the report are metric units unless otherwise noted.  Monetary units are in United States dollars (US$) unless otherwise stated.  The Report uses Canadian English.

Mineral Resources are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May 2014; the 2014 CIM Definition Standards).  Mineral Resources are reported on a 100% basis.  As at 1 January 2020, B2Gold had a 48.3% Project interest, and AngloGold held the remaining 51.7% Project interest.

1.3 Project Setting

The Project is located approximately 230 km northwest of the Colombian capital of Bogota and 120 km northeast of Medellin, the regional capital of the Department of Antioquia.  It is situated in the Nus River valley, a transportation corridor of paved highways connecting the Colombian capital city of Bogota and the city of Medellin to the Magdalena River at Puerto Berrio.  Access to the Project site is provided by well-maintained paved road surface from Medellin (2.5-4 hours driving time) and Bogota (8-10 hours driving time).  The Project site is located 73 km by road from Puerto Berrio, from which direct water access is available to Barranquilla, a major ocean port on the Caribbean coast.

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An inactive freight/passenger railway line and active high-tension electricity lines pass within 1 km of the Gramalote Project area.  A 2.3 MW hydroelectric plant is currently generating electricity at the Guacas Creek, within the Gramalote property.  The nearest high voltage substation for a grid connection is approximately 30 km from the project site.

The climate in the vicinity of the Gramalote Project is mildly tropical.  Future mining operations are planned to be conducted on a year-round basis.  Topography along the Nus River valley is undulating with locally steep and incised areas.  Elevations in the Gramalote Project area range from 800-1,500 masl, while elevations over the Antioquia plateau are generally between 2,300-2,500 masl.

1.4 Joint Venture

On May 15, 2008 B2Gold entered into an agreement with AngloGold, whereby AngloGold transferred to B2Gold a 2% interest in the Gramalote JV and assigned to B2Gold other rights relating to Gramalote Colombia, including AngloGold's right to acquire an additional 24% interest, so that B2Gold then held a 51% interest in the Gramalote JV (AngloGold retaining 49%) and accepted responsibility for management of exploration and development of the Gramalote Project.  In addition, AngloGold transferred its interests in additional claims contiguous to the original Gramalote property to the Gramalote JV.

In 2010, AngloGold entered into an agreement with B2Gold to amend the Gramalote Shareholder's Agreement.  Under the amended terms, AngloGold regained its 51% interest in the JV and became manager (operator) of the Project while B2Gold retained a 49% interest.

In 2017, Gramalote Colombia and AngloGold completed a detailed Project assessment.  Based on marginal project economics reported to B2Gold by Gramalote Colombia and AngloGold, B2Gold elected to only fund $5.0 million of the 2018 Gramalote Project expenditures, resulting in B2Gold's interest in the Project reducing to 48.3%.

In late 2018 and early 2019, new resource interpretations and economic analysis indicated that the Project had the potential to become much more robust.  As a result of this new information and B2Gold's own internal analysis, negotiations to modify the Shareholder's Agreement with AngloGold were initiated where the interests in the Project would become 50:50 and B2Gold would become the JV manager.

For the 2020 Gramalote budget, B2Gold agreed to fund the first $13.9 M of expenditures to increase its ownership from 48.3% to 50.  An amended and restated Shareholders Agreement to ratify this change has been signed with a restatement date of January 1, 2020, at which date B2Gold assumed the role of Project manager.

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1.5 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

As of 9 January, 2020, Gramalote Colombia held 11,013.50 ha in two registered concession contracts:

  Integrated mining permit 14292, totalling 8,720.71 ha; informally referred to as the Gramalote permit;
  Concession title 4894, totalling 2,292.81 ha, informally referred to as the Trinidad permit.

There are also three applications for mineral title, LJC-0812, QHQ-16081, and SF9-09031, which collectively total 11,845.03 ha.

In November 2019, the National Mining Agency (NMA) launched a new mining cadastral system, the Mining Management Integral System (ANNA Minera), which will change the Colombian Mining Cadaster.  The system uses grid cell references for all mining claims, and will eliminate the gaps, slivers, fractions, and errors in claim boundary locations ("corridors") that can appear between adjacent claims under the former system.  Existing valid claims will be transferred to the new system.

Gramalote Colombia has commenced the acquisition of surface rights to support mining operations, with purchases having been completed on the majority of the area required.

Guacas Creek will provide the water for potable use.  Gramalote Colombia currently holds a 40 L/s extraction permit.  Water will be treated through a conventional 16 L/s water treatment plant.  The project is located in a high rainfall area (approximately 2.4 m/a), and the water management system will deal with a positive water balance that will provide for all process water needs.

Once in production, State royalties on the gold and silver are 4% of the gross metal value at the plant site (as per Article 16 of Law 141 in 1994).  Gross metal value is determined by using 80% of the London Metals Exchange spot prices for gold and silver, so the effective royalty rate is 3.2%.  These State royalties are independent of national, departmental and municipal taxes.

1.6 Geology and Mineralization

The Gramalote Ridge and Trinidad deposits are considered to be examples of structurally-controlled, intrusive-related gold deposits.

The Project is located in the northern portion of Colombia's Central Cordillera. The terrane primarily comprises a metamorphic basement complex and the Antioquia Batholith.  In the general Project area, the main compositional types within the Antioquia Batholith are tonalite and granodiorite, with subordinate monzonite and gabbro.  Alaskitic, felsitic and andesitic dikes have intruded the complex.

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Gramalote Ridge is situated between two west-northwest-trending macro-scale curved lineaments that splay off the Palestina fault to the east, and transect the Antioquia Batholith, termed the Nus River and the El Socorro lineaments.  Differential movement along the Nus and El Socorro lineaments is thought to have generated north-northwest, north-south and northeast-striking tensional dilation within the tonalite, reflected in the formation of stockwork style sheeted quartz and quartz carbonate veinlets.

The Gramalote Ridge deposit has dimensions of 1,300 by 1,500 by 700 m.  The mineralization has been drill tested to a depth of about 600 m.  Mineralization at Gramalote Ridge is hosted in uniform medium-grained tonalite with minor amounts of granodiorite and aplite dykes.  Alteration is structurally-controlled and occurs as both broad zones and narrow selvedges around veins.  Mineralized zones vary in width from 10-150 m in true width with vertical to sub-vertical dips to the south-southeast.  The deposit remains open at depth and along strike.  The primary mineralization consists of pyrite and chalcopyrite.  Secondary minerals include rutile and a titaniferous mineral.  Free gold occurs as argentiferous gold coeval with several tellurides and bismuth sulphosalt minerals.

The Trinidad deposit has dimensions of approximately 1,500 m by 500 m. Mineralization has been drill tested to a depth of about 300 m.  The deposit remains open at depth and along strike, especially to the west.  Mineralization is hosted in similar rock types to those that host the Gramalote Ridge deposit.  Alteration is similar to that described for Gramalote Ridge.  Mineralized zones at Trinidad are 10-80 m thick, and the zones periodically coalesce both along strike and down-dip.  Mineralization is associated with stockwork veinlets and alteration along their margins.

A number of exploration targets have been identified that warrant additional exploration examination.

1.7 History

The Gramalote area has a long history of artisanal gold mining, likely dating from Pre-Colombian times to the present day.  Historical production was dominated by hydraulic techniques, and by the early 1900s many operations were producing gold throughout the Nus River valley, including at Gramalote, Guacharacas, La Trinidad, Cisneros and El Limon.  The miners worked residually-enriched colluvium and mineralized in situ saprolite in the surface oxide zone around Gramalote Ridge, as well as alluvial deposits.

Exploration prior to B2Gold's Project interest was conducted by Metallica Resources, Inc., Gridiron Exploration Ltd, Placer Dome Exploration Inc., Industrias Peñoles (a Grupo Nus affiliate), and Sociedad Kedahda S.A. (an AngloGold affiliate).  These companies completed property reviews, and surficial sampling and mapping of the Gramalote Ridge area.  AngloGold explored in the period 2003-2007, conducting stream sediment, soil, grab, chip, channel and panel sampling, geological and structural mapping of Gramalote Ridge, trial ground geophysical surveys, core drilling, metallurgical test work, and resource estimation.

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B2Gold obtained a project interest in 2008.  Work completed under the Gramalote JV has include geological and structural mapping, core, Hydracore, and reverse circulation (RC) drilling, engineering investigations, resource estimation, and metallurgical test work.

1.8 Drilling and Sampling

Drilling completed on the project includes RC, core, and Hydracore drilling, totalling 942 drill holes (173,482.24 m).  The resource drilling cut-off date for Gramalote Ridge and Trinidad was October 9, 2018.  There are 556 drill holes (102,156.19 m) supporting the Mineral Resource estimate at Gramalote Ridge and 32 holes (11,249.36 m) supporting the Trinidad Mineral resource estimate.  Drill holes completed for geotechnical, metallurgical and condemnation purposes are included in the resource drilling totals. These holes were not assayed but the logging provided input on weathering surface interpretations that are part of the resource model.  A program of short core holes completed in 2015 (181 drill holes, approximately 800 m) at Gramalote Ridge to define near surface oxide mineralization is not included in the resource estimate drilling because these holes returned poor core recovery and did not extend into fresh rock.

Initial core logging was performed using A3-size log sheets with pre-set logging parameters to be collected, including lithology, alteration (dominant, subordinate and trace), types of veinlets, sulphide mineralization and comments.  Current B2Gold drilling data is captured directly into MS Excel and is imported into a project-specific MS Access database.  Geotechnical logging consists of determination of rock quality designation (RQD) on paper logging sheets at the drill site, prior to core being transported to the logging facility.  In addition to RQD, routine geotechnical logging captures core recovery and rock strength.  Digital core photographs were taken of all drill core.

Recoveries during the 2006-2007 AngloGold campaigns averaged 97%.  Core recovery in 2008 varied between 94-99%, with an average of 96.48% for the duration of the drill program.  Core recovery for the Gramalote Colombia drilling completed since 2008 averages 97.6%.

The 2006-2007 program drill hole collars were surveyed using a high-precision differential global positioning system (GPS) instrument.  Since the 2007 program, drill hole collars are located on the drill pads by total station survey.

Depending on drill campaign, ground conditions, and the purpose of the drill hole, down-hole surveys could be taken at 3 m, 6 m, 7 m, 12 m, 30 m, and 100 m intervals.  Instruments used included Pajari, Reflex Maxibor II, E-Z track, and Icefield tools.

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On average, the mineralization true width is about 75-80% of the downhole drilled length, but varies depending on local orientation of the mineralized zones and the drill hole.

In the opinion of the QP, the quantity and quality of the logged geological data, collar, and downhole survey data collected in the exploration and infill drill programs are sufficient to support Mineral Resource estimation and conceptual mine planning.

RC samples are taken from 2 m runs.  Core sampling during the 2006-2007 AngloGold programs was undertaken on nominal 2 m intervals.  B2Gold core holes from the 2008 program were sampled from top to bottom using variable core lengths observing breaks in alteration, mineralization intensities and lithology differences.  The majority of the samples are 1.6 m or less, with an average of 1.1 m.  Core sampling during the Gramalote Colombia programs was undertaken on nominal 2 m intervals.

A total of 2,924 density measurements have been taken from Gramalote Ridge core using water displacement methods.  The average density was 2.64 t/m3.  A total of 389 density measurements are recorded from Trinidad core, using water displacement methods.  The average density was 2.64 t/m3.  A total of 519 Gramalote Ridge samples were sent to ALS Chemex Bogota in order to check the values obtained.  The average result was 2.66 t/m3.

All sample preparation has been completed by the following ALS laboratories:  Bogota (prior to November 2012); Bucaramanga (December 2012); and Medellin (since January 2013).  All routine analysis was completed at ALS Peru in Lima.  ALS Peru was accredited under INDECOPI, the Peruvian consumer agency, prior to 2010, and has held ISO 170125 accreditations for selected analytical techniques since 2010.  The ALS preparation facilities in Colombia are currently covered under the scope of accreditation issued to ALS Peru as of July 4, 2017.  SGS (Medellin) was used as a check laboratory.  The laboratory was not accredited at the time of use, but is currently in the process of obtaining ISO accreditation.  All of the laboratories were independent of the Project operator at the time analytical work was performed.

The same sample preparation procedure that has been followed over time includes drying, crushing to 70% passing 2 mm (pre-2011); crushing to 85% passing 2 mm (post-2011), and pulverizing to >85% passing 75 µm.  Gold analysis used the fire assay fusion method with an atomic absorption spectroscopy (AAS) finish on 50 g nominal sample weight, ALS code AU-AA24 (0.005 ppm detection limit), with gravimetric analysis (code AU-GRA22) for samples over 10 g/t Au.  Analysis for copper and other elements was conducted using ALS method ME-MS61 (48 element), which comprises a four-acid digestion, followed by elemental determinations by inductively coupled plasma-mass spectrometry (ICP MS).  A limited number of MS overlimits on Ag (>100 ppm) and Cu (>10000 ppm) were rerun with inductively coupled plasma-atomic emission spectroscopy (ICP AES).

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The quality assurance and quality control (QA/QC) program has included submission of certified reference materials (CRMs or standards), blanks, and coarse reject and pulp duplicate samples.

Sample security has not historically been monitored.  Sample collection from drill point to laboratory relies upon the fact that samples are either always attended to, or stored in the locked on-site preparation facility, or stored in a secure area prior to laboratory shipment.  Chain-of-custody procedures consist of sample submittal forms to be sent to the laboratory with sample shipments to ensure that all samples are received by the laboratory.

All rejects and pulps generated since the start of exploration drilling are retained in a storage facility in the Girardota municipality, located about 30 km north of Medellin.  All core is stored at the Project site in three covered core storage buildings.

1.9 Data Verification

The data entry tool is the first stage of data validation through a set of scripts that displays any inconsistent data related with project logging rules.  Picklists, look-ups and formulae within the Excel capture template help prevent missing or overlapping interval entries and entry of bad codes.  Validation query sets within the database evaluate the completeness/integrity of the data set for any given hole within and between data tables.

The QP has personally verified data supporting the estimates.  As a result of the data verification, the QP concludes that the Project data and database are acceptable for use in Mineral Resource estimation, and can be used to support conceptual mine planning.

1.10 Metallurgical Test Work

The 2020 PEA assumes that process operations will treat sulphide material by itself (no blending of oxide material).  Oxide material (~3% of total plant feed) will be stockpiled and processed by itself at the very end of the project life.

Metallurgical test work facilities involved in the work included SGS Lakefield & SGS Santiago, FLSmidth, ALS Santiago & Perth, Jenike and Johanson, ADP Holdings, Julius Kruttschnitt Mineral Research Centre (JKMRC), and the Cooperative Research Centre for Optimising Resource Extraction (CRC-ORE).

Test work comprised mineralogy studies, comminution characterization testing, heap leach, gravity recoverable gold, flotation optimization, concentrate leach optimization, pilot grinding and flotation campaigns, thickening, cyanide destruction, tailings rheology, upgrading using screening, materials handling, and recovery variability tests.

Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the Gramalote Ridge zones.  Samples were selected from a range of locations within the deposit zones.  Sufficient samples were taken so that tests were performed on sufficient sample mass.  The variability test work for the Trinidad zone may not be fully representative of the mineralization to be mined, as much of the sample material came from an area to the north of the planned Trinidad pit, and the pit area mineralization is both thicker and higher-grade.

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Flotation and mass recovery models were fitted to each set of test results, and used to predict recovery at a series of flotation times.  The relationship between flotation head grade and flotation tails grade was established.  The projected recovery was calculated using the head-tail grade relationship and the planned plant feed grades.  The recovery calculated using the relationship between tail and head grade is on average 0.5% higher than the actual recovery.  The 2020 PEA assumes an overall average recovery of 94.3% for the Gramalote Ridge material, as follows:  sulphide material recovery forecast:  94.8%; oxide material recovery forecast:  77.9%.

No deleterious elements are known from the processing perspective.

1.11 Mineral Resource Estimation

Mineral Resource models for Gramalote Ridge and Trinidad were built by B2Gold in 2019.

Low grade (LG) and high grade (HG) mineralization domains were interpreted for Gramalote Ridge.  Both domains were used for gold grade capping, but only the LG (which includes the HG domain) was used in the final grade estimation.  For Trinidad, 11 separate mineralized wireframes were created, with two, LG1 and LG2, representing more than 75% of the tonnage.  Three weathering surfaces were created for each zone for each deposit:  base of soil/colluvium, base of saprolite, and base of saprock.

Bulk densities were applied to the deposit models based on the mean of the domain and weathering state.  Obvious outliers were excluded from the dataset prior to these calculations.

Capping levels were identified in each domain/sub-domain using distribution (probability) plots, deciles and spatial observation of high grades.  Capping was done prior to compositing.  Down-hole composites of 6 m length were created for Gramalote Ridge and 4 m length composites were created for Trinidad.  Variograms were run on capped composites for Gramalote Ridge to evaluate spatial continuity and trends to gold mineralization and for use in gold grade estimation checks.  Variograms were not run on Trinidad because of the widely-spaced data.

For Gramalote Ridge, gold and silver grades were estimated using inverse distance weighting to the third power (ID3), inverse distance weighting to the fourth power (ID4), ordinary kriging (OK) and nearest-neighbour (NN) interpolation into parent-sized blocks, with Mineral Resources reported from the ID3 estimate.  For Trinidad, gold and silver grades were estimated using ID3, ID4 and nearest-neighbour (NN) interpolation into parent-sized blocks, with Mineral Resources reported from the ID3 estimate.

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The block model estimates were checked using comparison of different declustering (NN and cell declustering) methods; visual comparison of block grades to composites on cross sections and levels; comparison of global block statistics for different estimation techniques; swath plots to review potential local biases in the estimates; and change of support comparisons (Gramalote Ridge only).  For Gramalote Ridge, the comparison of change-of-support results to various estimates, and the better representation of the ID3 model compared to the drill hole composites from the visual review on cross sections, supported the decision to use the ID3 model as the most appropriate estimate to use in Mineral Resource reporting.  The checks completed on the Trinidad model support that the model can be used for classifying Inferred Mineral Resources.

Resource classification was implemented by manually wireframing contiguous areas of drilling.

Drill hole spacing for resource classification at Gramalote Ridge is as follows:

  Indicated: 50-60 m drill hole spacing;
  Inferred: 100-120 m drill hole spacing

Drill hole spacing for resource classification at Trinidad is as follows:

  No Measured or Indicated classified;
  Inferred: 100-120 m drill hole spacing or any block within 30 m of a drill hole.

Mineral Resources for Gramalote Ridge and Trinidad considered potentially amenable to open pit mining methods were constrained within conceptual Lerchs-Grossmann (L-G) pit shells.  Based on these costs and assumptions, the break-even cut-off grades for Gramalote Ridge are 0.15 g/t Au for oxide and 0.19 g/t Au for sulphide.  Calculated cut-off grades for Trinidad are 0.16 g/t Au for oxide and 0.20 g/t Au sulphide.  Mineral Resources potentially amenable to open pit mining are stated above a cut-off of 0.15 g/t Au for oxide and above 0.20 g/t Au for sulphide.

1.12 Mineral Resource Statement

Mineral Resources are reported using the 2014 CIM Definition Standards.  The Qualified Person for the estimates is Mr. Tom Garagan, P.Geo., B2Gold's Senior Vice President, Exploration.  Mineral Resources have an effective date of 31 December, 2019.  Indicated Mineral Resources are summarized in Table 1-1, and Inferred Mineral Resources in Table 1-2.

Factors that may affect the Mineral Resource estimate include:  metal price and exchange rate assumptions; changes to the assumptions used to generate the gold grade cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; density and domain assignments; changes to geotechnical, mining and metallurgical recovery assumptions; changes to the input and design parameter assumptions that pertain to the conceptual pit constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

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1.13 Mining Methods

The 2020 PEA is preliminary in nature, and is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the 2020 PEA based on these Mineral Resources will be realized.

Approximately 47% of the Mineral Resources considered in the 2020 PEA mine plan are classified as Indicated.  The remaining 53% are classified as Inferred.

The 2020 PEA is based on mining of the Gramalote Ridge deposit only.  No mining is envisaged for the Trinidad deposit.

Geotechnical designs are based on information collected from surface mapping programs, geotechnical logging data, photo-logging observations, oriented core data, acoustic televiewer data, and results from laboratory testing to assess the intact rock strength.  Pit slope assumptions used in pit optimization range from 59-67º (inter-ramp angles).

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Table 1-1: Indicated Mineral Resource Statement

Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Silver Grade (g/t Ag)	Contained Silver Ounces (x1,000)
Gramalote Ridge Sulphide	78,200	0.85	2,140	1.05	2,600
Total Indicated Mineral Resources	78,200	0.85	2,140	1.05	2,600

Table 1-2: Inferred Mineral Resource Statement

Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Silver Grade (g/t Ag)	Contained Silver Ounces (x 1,000)
Gramalote Ridge Oxide	6,000	0.61	120	1.65	300
Trinidad Oxide	3,100	0.55	50	1.86	200
Subtotal Oxide Inferred	9,100	0.59	170	1.72	500
Gramalote Ridge Sulphide	105,600	0.70	2,370	0.95	3,200
Trinidad Sulphide	14,400	0.62	290	1.00	500
Subtotal Sulphide Inferred	120,100	0.69	2,660	0.96	3,700
Total Inferred Mineral Resources	129,200	0.68	2,830	1.01	4,200

Notes to accompany Mineral Resource Tables:

1. Mineral Resources have been classified using the 2014 CIM Definition Standards.

2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., B2Gold's Senior Vice President, Exploration.

4. Mineral Resources are reported on a 100% project basis.  B2Gold holds a 48.3% interest; the remaining 51.7% interest is held by AngloGold Ashanti Limited.  Mineral Resources have an effective date of 31 December, 2019.

5. Mineral Resources assume an open pit mining method and a gold price of US$1,500/oz.

6. Mineral Resources for Gramalote assume metallurgical recoveries of 83.9% for oxide and 95% for sulphide, and operating cost estimates of an average mining cost of US$2.13/t mined, processing cost of US$4.00/t processed for oxide and US$6.56/t processed for sulphide, general and administrative cost of US$1.89/t processed and selling cost of $50.52/oz produced.

7. Mineral Resources for Trinidad assume metallurgical recoveries of 81.7% for oxide and 90.9% for sulphide, and operating cost estimates of an average mining cost of US$1.82/t mined, processing cost of US$4.10/t processed for oxide and US$6.66/t processed for sulphide, general and administrative cost of US$1.89/t processed and selling cost of $50.52/oz produced.

8. Mineral Resources for Gramalote and Trinidad are reported at cut-offs of 0.15 g/t Au for oxide and 0.20 g/t Au for sulphide.

9. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

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A limited number of hydraulic field tests were completed to define the hydraulic characteristics of the various hydrogeological units across the project site.  These included piezometer measurements, constant discharge tests, falling head tests, and Lugeon/packer hydraulic conductivity tests.  Drawdown of groundwater elevations adjacent to the open pit will occur during mine operations.  A proactive storm water management approach strategy to minimize water inflow to the pit and minimize environmental impact will be required from the start of mining activities.

Pit designs were evaluated using Whittle software.  A cut-off grade was calculated for both oxide and sulphide material to identify the minimum grade that would generate a marginal benefit.  The calculated cut-off grade for oxide material was 0.25 g/t Au, and for sulphide material, 0.29 g/t Au.

A conventional open pit truck and shovel operation is planned.  A selective mining unit (SMU) size of 10 m x 10 m x 10 m was used for benchmarking the mineral resource model.  No additional dilution factor or mining loss was applied to the grades in the mine plan.  The Gramalote pit will have four phases, consisting of three phases in the main pit, and a small satellite pit that will have a single phase.  The main ramps were designed to 30 m width for two-way access, and are assumed to have a 10% gradient.  The lowest benches will have a 15 m wide ramp, and will be single-lane.  Pit benches are assumed at 10 m intervals, with pre-split drilling at 20 m depths, drilling two benches at a time.

The mine planning strategy includes the use of stockpiles for oxide and sulphide materials.  Three stockpiles are planned.

A waste rock storage facility (WRSF) is planned to be situated in the El Topacio and El Banco basins, towards the westernmost end of the project site.  This facility will be developed in four construction stages, and will have capacity for about 320 Mm3 of material.

The mining plan considered a maximum sinking rate of eight benches per phase per year.  Pre-stripping is estimated at 8.6 Mt for the period prior to first production.  This is scheduled to be mined in a one-month period using the mining equipment.  Any mill feed material mined during pre-stripping activities will be stockpiled.  Waste moved during this period (5 Mt) will be used during the construction of the mine platforms and mine roads.  The average mining rate will be between 45 and 52 Mt/a over the first seven years of mining and will then reduce during the final four years of mining, for an 11-year mine life.  The strip ratio is forecast at 1.93:1.

Mining operations assume that lower-grade material will be stockpiled and treated at the end of the mine life, and high-value cut-backs will be mined early in the life-of-mine (LOM) to increase the plant feed grade during the early years of production.  Year -1 and the first half of Year 1 will be restricted to pre-stripping activities.  The second half of Year 1 will be the ramp up period for the process plant.  From Year 2 and thereafter, the mine will be operating at approximate full capacity.

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Mining will be carried out with an Owner-operated fleet.  Standard open pit mining equipment has been selected, with conventional drilling, blasting, loading and hauling envisaged.  The equipment selection considered bulk excavation of mill feed material and waste using hydraulic shovel/excavators and front-end loaders.

1.14 Recovery Methods

The proposed process route uses conventional designs and equipment to produce gold doré.  Process design is based on the metallurgical test work on sulphide mineralization at Gramalote Ridge.

The proposed plant will process ROM mill feed material at a rate of 11 Mt/a to produce doré bars, using conventional equipment and processes.  The process plant will consist of primary crushing, two-stage grinding with flash flotation, conventional froth flotation, flotation tailings pumping, concentrate regrinding, concentrate leach, counter-current decant (CCD) thickening, carbon-in-pulp (CIP), carbon desorption, gold recovery by zinc precipitation (Merrill Crowe), and cyanide destruction of CIP tailings slurry before the tailings are pumped to the tailings management facility (TMF).

Equipment sizing was developed from the process design criteria, a process mass balance and third-party contractor Ausenco's experience with similar projects.

Reagents that are proposed to be used are conventional for gold operations.  Water supply is assumed to be sourced from a camp water pond.  The pond will contain a varying blend of TMF decant water and site run-off water that will be pumped via overland pipeline to the process plant.

1.15 Project Infrastructure

The project as envisaged in the 2020 PEA will include:  two open pits, consisting of the main Gramalote Ridge pit, and a small Gramalote Ridge satellite pit; process plant; built infrastructure such as truckshop, tire shop, welding shop, wash and fuel bays, warehouses, plant maintenance shop, support facilities and offices, accommodations camp, core shed and logging area, magazine, explosives transference plant, concrete batch plant, and borrow pits; internal mine roads, including haul roads; WRSFs and stockpiles; and a TMF.

The 120 km road-trip from Medellin to the Gramalote site currently takes 2.5 hours.  A portion of the access route is currently undergoing upgrades.  The planned operations will require a combination of 30 m wide mine haul roads and 8 m wide operation and construction roads.  Roads will be designed in a way that will connect all project facilities, including the truckshop, pits, crusher, WRSFs and stockpile areas.

Colombia has ports on both the Atlantic Ocean (Cartagena and Barranquilla) and Pacific Ocean (Buenaventura) that are equipped to receive large equipment.  At a PEA-level of assessment, no significant issues affecting movement of normal or general cargo from the Atlantic or Pacific Ocean ports using road routes has been identified.  Large pieces of equipment such as the grinding mills and mining fleet can be shipped by barge from the Atlantic ports by river to Puerto Berrio, approximately 73 km from the Project.

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The 2020 PEA TMF assumption is that the facility will store about 150 Mt of tailings.  ANLA previously approved a TMF with a 220 Mt capacity in 2016, as part of the EIA.  The flotation tailings and the leach circuit cyanide destruction tailing streams will be managed separately, and the proposed TMF will be a cross-valley impoundment with a single embankment across the Palestina Valley, approximately 500 m upstream of the confluence with the Nus River.

The water management concept was developed to maximize the reuse of process water and minimize the use of make-up water from fresh water sources.  Water quality models currently indicate that water discharges will meet all Colombian regulatory and international standards.  Water control reservoirs, seepage and sedimentation ponds will be located in different catchment areas to manage sediment discharges, storm events and contact water, including from the pits, the TMF and WRSF.  The TMF water quality is predicted to meet discharge criteria requirements at all times and therefore under normal and wet conditions TMF water will be continuously discharged via the decant structure to the Camp Site Pond and from there to the Rio Nus.  Water management ponds will be located downstream of each natural drainage basin containing mine installations.  Sediments ponds will collect the runoff, entrained sediment, and the seepage captured by drains.  The course of the Guacas Creek will need to be diverted, as it flows directly over what will be the western portion of the planned Gramalote Ridge pit.

A new camp for both construction and operations is assumed, and will accommodate approximately 3,000 persons.

Guacas Creek will provide the water for potable use.  Process water will come from collection of surface water, specifically in the TMF area.  No fresh water wells are envisaged for process use.

A single circuit 230 kV dedicated transmission line, 26 km long will be built to feed the project, extending from the existing Jaguas substation.  The 230 kV supply will step down to 13.2 kV and be further reticulated to the entire facilities, i.e. processing plant, offices, cyclone station, reclaim water, accommodation facilities, via overhead transmission lines.  In addition, the project assumes installation of 6 MVA of diesel-powered emergency backup power supply.

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1.16 Environmental, Permitting and Social Considerations

1.16.1 Environmental Considerations

Gramalote Colombia completed an Environmental Impact Assessment (EIA) and a Modification of the Environmental License (MEIA) that assessed the magnitude and likelihood of the potential project environmental and socio-economic impacts within the project's area of influence.  The Ministry of Environment and Sustainable Development, National Authority for Environmental Licences (ANLA) subsequently granted an Environmental Licence for the Project through Resolutions 1514 (2015), 309 (2016), and 00782 (2019).  The Environmental License presents the comprehensive conditions and requirements relating to the development, operation and closure of the Project.

The EIA and MEIA present the mitigation measures necessary to minimize potential project impacts to acceptable levels.  Stand-alone Management Plans have been developed which describe the activities aimed to prevent, mitigate and correct significant impacts that could be generated on the environmental and social components derived from project development and to ensure that the project complies with its regulatory and permitting requirements and B2Gold's environmental and socio-economic standards.  These Management Plans will be implemented across the life of the project; beginning during planning and continuing until the construction, closure and relinquishment phases of mining are accomplished.

1.16.2 Closure and Reclamation Planning

Gramalote Colombia has established a conceptual closure plan, approved under Resolution 1514 of 2015 and Resolution 0309 of 2016, that includes a strategy to effectively and progressively rehabilitate areas that could have been affected by project activities.  The conceptual closure plan will be modified and updated periodically throughout the project life to reflect significant changes in the design, operation, project phase and etc.  As part of project development, Gramalote Colombia has estimated the cost of the Project environmental reclamation and closure liabilities to be approximately US$45 M.

1.16.3 Permitting Considerations

Gramalote Colombia has been granted an Environmental Licence through Resolutions 1514 (2015), 309 (2016), and 00782 (2019).  The License presents the comprehensive conditions and requirements relating to the development, operation and closure of the project.

Several additional permits and authorizations will be required for the Project, inclusive of:

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  Authorization for acquisition and use of explosives;
  Certificates for controlled chemical substances and products;
  Authorization for generation and transmission of electricity;
  Construction licenses.

1.16.4 Social Considerations

The development of the EIA and MEIA included the collection of comprehensive baseline data for the project area.  The socio-economic baseline studies were used in support of the Project design and impact assessment to potentially impacted communities surrounding the proposed mine site.  The EIA and MEIA then set out specific management requirements and activities aimed to prevent, mitigate and correct or compensate potential significant negative impacts and promote positive impacts to the communities in the Project area from development of the Gramalote Mine.  Numerous socio-economic programs have been prepared with the participation of communities and considering the Colombian regulations and international best practices.

Two aspects that likely face potential significant negative impacts if not managed properly are the artisanal miners working in the project area and the resettlement of individuals due to project development.  A final Resettlement Action Plan (RAP) will be developed in 2020 through a participatory approach with communities in alignment with international best practice (e.g., International Finance Corporation (IFC) Performance Standard 5 - Land Acquisition and Resettlement) and in compliance with Colombian legislation.  The Environmental License includes an obligation for Gramalote Colombia to develop and implement an artisanal and small miner (ASM) Formalization Plan in accordance with Colombian legislative requirements.  A pilot formalization project started in 2018 and is ongoing for an initial group of artisanal miners duly formalized in 18 Mining Production Units (MPU).  Gramalote Colombia is also exploring new areas for new formalization processes with other ASM groups.

1.17 Markets and Contracts

No market studies have been completed.  The doré that will be produced by the mine is readily marketable.

Commodity prices used in Mineral Resource estimates are set by B2Gold at a corporate level.  The current gold price provided for Mineral Resource estimation is $1,500/oz.  A gold price of $1,350/oz was used to evaluate the base economics for the 2020 PEA.

There are currently no material contracts in place for the development and construction of the project or the operation of the mine.  Typical contracts could include detailed project design, civil works, electrical and instrumentation, purchase of mining and processing equipment, earthworks, piping, site security and administrative support services.  For future operations it would be required to establish contracts for all key consumables such as power, fuel, reagents, grinding media, tires, critical spares, gold sales, general consumables and project support services.

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1.18 Capital Cost Estimates

The capital cost estimate includes direct and indirect costs associated with the development of the open-pit mine, mine infrastructure, processing plant, TMF, surface infrastructure and general services (including water supply, energy and communications).  The estimate includes project indirect costs, Owner's costs, costs associated with land, resettlement, Owner's implementation team and pre-operational expenses, and contingency.  The estimate is presented at a ±35% level of accuracy.

Direct cost estimates are those costs that pertain to the permanent equipment, materials and labour associated with the physical construction of the process facility, infrastructure, utilities, buildings, etc.  Contractor's indirect cost estimates are contained within each discipline's all-in rates.  Indirect cost estimates include all costs associated with implementation of the plant and incurred by the owner, engineer or consultants in the design, procurement, construction, and commissioning of the project.  Owners' cost estimates include operating services, tasks, materials and provisions managed by the Owners.

The overall capital cost estimate is summarized in Table 1-3.

1.19 Operating Cost Estimates

Operating cost estimates are based on cost estimates that were completed in 2017 by Gramalote Colombia and AngloGold which have been escalated to be current as of January 1, 2020, and are presented at a ±35% accuracy level.

Mine cost estimates include all the costs associated with fieldwork, maintenance, planning and tracking, administrative work and mine management.  Mine operating cost estimates were derived based on first principles estimation.

Plant cost estimates include operating, maintenance, planning and scheduling, administrative work for plant operations and maintenance and plant management.  Operating cost estimates are derived from the process design criteria, mass balance, mechanical equipment drive list, manning schedule and cost of labor, reagent quotes, and consultant operating cost databases.  Provision was made within the estimate for labor, power, reagents, media and operating consumables, general and administration and miscellaneous costs.

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Table 1-3: Capital Cost Estimate

Area	US$ M
Mine	182.1
Plant	250.9
Infrastructure	159.3
Engineering, procurement, and construction management (EPCM)	56.5
Indirect	41.8
Owner Cost	68.1
Contingency	101.2
Resettlement and land	37.0
Transaction tax (0.4%)	3.6
Total	900.6

Infrastructure cost estimates include deferred payments for raising the TMF, high-voltage power costs and building maintenance.

Operating costs are summarized in Table 1-4.

1.20 Economic Analysis

The 2020 PEA is preliminary in nature, and is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the 2020 PEA based on these Mineral Resources will be realized.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The results of the economic analyses discussed in this section represent forward- looking information as defined under Canadian securities law.  The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

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Table 1-4: Operating Cost Summary

	$/t*	$/ oz Au**	Total Cost (US$ M)	% of Total
Mining	6.22	240.8	927	44
Processing	5.61	217.2	836	40
Infrastructure	0.79	30.5	118	6
General and administrative	1.60	62.1	239	11
Selling & freight cost	0.09	3.7	14	1
Silver income (Ag)	-0.26	-10.1	-39	-2
Total Operating Cost (Cash Cost)/ Tonne Processed	14.05	544.3	2,096	100

Notes:  * tonnes processed; ** ounces gold sold; $ as undiscounted costs.

Information that is forward-looking includes:

  Mineral Resource estimates;

  Assumed commodity prices and exchange rates;

  The proposed mine production plan;

  Projected mining and process recovery rates;

  Assumptions as to mining dilution;

  Sustaining costs and proposed operating costs;

  Assumptions as to closure costs and closure requirements;

  Assumptions as to environmental, permitting and social risks.

Additional risks to the forward-looking information include:

  Changes to commodity prices and exchange rates;

  Changes to costs of production from what is assumed;

  Unrecognized environmental risks;

  Unanticipated reclamation expenses;

  Unexpected variations in quantity of mineralized material, grade or recovery rates;

  Geotechnical or hydrogeological considerations during mining being different from what was assumed;

  Failure of mining methods to operate as anticipated;

  Failure of plant, equipment or processes to operate as anticipated;

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  Changes to assumptions as to the availability of electrical power, and the power rates used in the operating cost estimates and financial analysis;

  Changes to laws and regulations;

  Ability to maintain the social licence to operate;

  Accidents, labour disputes and other risks of the mining industry;

  Changes to interest rates;

  Changes to tax rates.

The production schedules and financial analysis annualized cash flow table are presented with conceptual years shown.  Years shown in these tables are for illustrative purposes only.  Additional mining, technical, and engineering studies are planned to support potential conversion of some or all of the Mineral Resources to Mineral Reserves, which may alter the assumptions as discussed in the 2020 PEA, and may result in changes to the calendar timelines presented.

The project has been valued using a discounted cash flow (DCF) approach.  Estimates have been prepared for all the individual elements of cash revenue and cash expenditures for ongoing operations.  Capital cost estimates have been prepared for initial development and construction of the project, in addition to ongoing operations (sustaining capital).  Operating and capital costs are current as of January 2020 in US$ terms.  Financial model results were reported as of January 2021, as this a potential decision date for advancing the project.  The costs during 2020 for completing the proposed feasibility study (see Section 1.24) are not included in the financial analysis.  The financial model does not consider inflation factors, changes in currency values, changes in gold price, or any other adjustments of this type going forward.  2021 was defined as the first year of initial capital expenditure, and cash flows are assumed to occur at the beginning of each period.  The resulting net annual cash flows are discounted back to the date of valuation of start-of-year 2021, because the actual starting calendar year has not been determined.  The currency used to document the cash flow is US$, considering that the estimation was developed during the first quarter of 2021.  A discount rate of 5% was assumed.

Under Colombian Tax law, branches of foreign entities are taxed only on Colombia source income, as a result of the exploitation of tangible and intangible assets inside Colombian territory.  Based on the current tax legislation, the branches are subject to income tax at a rate of 30% from 2018 onwards.  A transaction tax of 0.4% applies to all project expenditures.  Depreciation of assets (due to their use for developing income producing activities) can be deducted for income tax purposes.  In Colombia, there are three types of transactions relevant for value-added tax (VAT) purposes: excluded, exempted, and taxed transactions.

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The base case economic analysis assumes 100% equity financing and is reported on a 100% project ownership basis.  B2Gold currently holds a 48.3% interest and AngloGold holds a 51.7% interest.  B2Gold expects that these interests will change to 50:50 during 2020 as the result of the sole funding arrangement included an amended and restated shareholder's agreement.

The pre-tax cumulative cash flow is estimated at $1,827 M.  The post-tax cumulative cash flow is $1,283 M.  The post-tax cash flow at a 5% discount rate is $671 M.  The internal rate of return (IRR) after tax is 18.1%.  The mine would achieve payback in 3.6 years.  Cash flow and IRR were calculated as at the date of the development decision, which has been assumed as 1 January, 2021.  Table 1-5 is a summary of the key financial metrics.

1.21 Sensitivity Analysis

A sensitivity analysis was performed taking into account variations in metal prices, Colombian peso exchange rates, operating costs and capital costs.  Results are shown in Figure 1-1.  The gold grade mirrored the metal price sensitivity and is not shown.

The project is most sensitive to changes in the gold price (gold grade), less sensitive to exchange rate changes and operating cost changes, and least sensitive to changes in the capital cost assumptions.

1.22 Risks and Opportunities

Project risks include the following:

  Construction delays associated with resettlement and/or coexistence issues;

  Changes to the geological interpretations as a result of infill drilling, particularly in the areas currently classified as Inferred;

  Changes to geotechnical assumptions and the pit slope angles based on those assumptions;

  Explosives are controlled by the state in Colombia, which has the potential to increase mining costs.

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Table 1-5: Key Financial Metrics

Item	Units	Value
Production Profile
Contained gold ounces processed	Moz	4.082
Gold recovery	%	94.3
Average gold grade	g/t	0.85
Gold ounces produced	Moz	3.85
Average gold production for the first five years	Oz	416,600
Average annual gold production	Oz	283,990
Mine life	Years	13.6
Mill feed material tonnes processed	Mt	149
Waste material mined	Mt	288
Waste to mineralized material strip ratio	Waste:mineralized material	1.93
Project Economics - $1,350 /oz gold price
Construction capital	$M	901
Sustaining capital	$M	103
Gross gold revenue	$M	5,198
Net cash flow (pre-tax)	$M	1,827
Net cash flow (after tax)	$M	1,283
NPV5.0% (pre-tax)	$M	1,027
NPV5.0% (after tax)	$M	671
IRR (after tax)%		18.1
Payback	years	3.6
Unit Operating Costs
LOM cash operating costs (mining, processing and site G&A)	$/oz Au	544
LOM AISC (cash operating costs + royalties, corporate G&A, selling costs and silver credits and excluding pre-production capital costs)	$/oz Au	648
LOM all-in costs (AISC and pre-production capital costs)	$/oz Au	882
Average LOM mining cost	$/t mined	2.16
Average LOM processing cost	$/t processed	5.61

Note:  NPV = net present value; IRR = internal rate of return; AISC = all in sustaining costs.

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Figure 1-1: Sensitivity Analysis

Note:  Figure prepared by B2Gold, 2020.

Project opportunities include the following:

  A main natural gas supply pipeline runs within 3 km of the project site.  Utilizing natural gas in the mining fleet and support vehicles has the potential to reduce mining costs;

  Current gold prices are much higher than the base price of $1,350/oz used for the project economics;

  Process optimization has the potential to lower operating costs, which would include an evaluation of the optimum plant processing rate;

  Much of the Mineral Resource estimate is currently classified as Inferred.  Any upgrades to the confidence classification in a future resource update represents project upside;

  Inclusion of the Trinidad deposit in an updated mine plan has the potential to extend the project life and may improve overall project economics.

1.23 Interpretation and Conclusions

Under the assumptions and parameters presented for the 2020 PEA, the project as envisaged in the 2020 PEA shows positive project economics.  Additional work on the project is warranted, and infill drilling, data collection, and engineering to support more detailed studies are underway.

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1.24 Recommendations

A feasibility study is planned to be completed on the project.  This will require infill drilling at Gramalote Ridge.  Infill drilling, which has commenced, will focus on providing support to allow conversion of Inferred Mineral Resources to higher confidence categories.  Drilling on Trinidad is also planned to gain a better understanding of the geology and grade distributions in those areas.  Evaluation of oxide material and the Monjas West zone will also be undertaken.

These data will be used to update the Mineral Resource estimates, potentially support conversion of some or all of the Mineral Resources to Mineral Reserves, and support additional metallurgical test work.  In addition, geotechnical investigations, advancement of resettlement and coexistence programs, project optimization, detailed mine planning, engineering and design, and detailed cost estimation are planned.

The drilling budget estimate is approximately $8.79 M, and the budget estimate to complete the feasibility study is approximately $28.61 M, which makes a total budget estimate of approximately $37.4 M to complete these work programs.

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2.0 INTRODUCTION

2.1 Introduction

Mr Tom Garagan, P.Geo., Mr Kevin Pemberton, P.E., Mr John Rajala, P.E., and Mr Ken Jones, P.E., prepared a NI 43-101 Technical Report (the Report) on the Gramalote Gold Project (the Project) for B2Gold Corp. (B2Gold).  The Project is located within the department of Antioquia in northwestern Colombia (Figure 2-1).

AngloGold Ashanti Limited (AngloGold) and B2Gold currently have a 51.7:48.3 interest respectively in the Project, which is operated as a joint venture (JV).  During 2020, B2Gold will sole fund the first $13.9 million of expenditures which will cause the interest in the Project to become 50:50, and the Project will be funded on that basis going forward.  As of 1 January 2020, B2Gold assumed the role of JV manager.  The in-country operating entity is Gramalote Colombia Limited (Gramalote Colombia).

2.2 Terms of Reference

This voluntarily-filed Report provides updated information on the Gramalote Project, including an updated Mineral Resource estimate and the results of a preliminary economic assessment (2020 PEA).

Units used in the report are metric units unless otherwise noted.  Monetary units are in United States dollars (US$) unless otherwise stated.  The Report uses Canadian English.  Mineral Resources are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May 2014; the 2014 CIM Definition Standards).

In early Project reports, the Gramalote Ridge deposit was also referred to as the Gramalote Central deposit.  The current preferred nomenclature is Gramalote Ridge.

2.3 Qualified Persons

The following serve as the qualified persons for this Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1:

  Mr. Tom Garagan, P.Geo., Senior Vice President, Exploration, B2Gold;

  Mr. Kevin Pemberton, P.E., Chief Mine Planning Engineer, B2Gold;

  Mr. John Rajala P.E., Vice President, Metallurgy, B2Gold;

  Mr. Ken Jones P.E., Environmental and Permitting Manager, B2Gold.

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Figure 2-1: Location Plan

Note:  Figure prepared by B2Gold, 2020, updated after AngloGold, 2017.

2.4 Site Visits and Scope of Personal Inspection

Mr Tom Garagan first visited the Project site in 2006, with his most recent site visit from April 29-May 3, 2012.  During site visits, he observed active drill sites and confirmed exploration progress.  He reviewed logging and sampling procedures.  Discussions on geology and mineralization were held with B2Gold, Gramalote Colombia and AngloGold staff.

Mr. Kevin Pemberton visited the B2Gold/Gramalote Colombia offices in Medellin, from October 18-24, 2019, and inspected the planned mine site during October 21-22, 2019.  Mr. Pemberton also visited the B2Gold/Gramalote Colombia offices in Medellin from November 17-23, 2019.  During these visits, Mr. Pemberton discussed aspects of mine design, mine planning, cost estimation and financial assumptions with B2Gold and Gramalote Colombia staff.  While on site, he inspected the Gramalote deposit areas where any proposed pit would be excavated, viewed the general topography and viewed sites that had potential to host project infrastructure.

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Mr. Ken Jones visited the Gramalote project site from 19-20 August, 2019. During the site visit, Mr. Jones observed the main proposed infrastructure sites including the process plant, TMF and pit, and visited artisanal mining sites within the project tenement, and inspected current site installations (at La Mayoria).  During his time in Colombia working with the Gramalote Environmental team, he also discussed the Colombian regulatory framework, the project permitting history including obligations of the Environmental License, and reviewed existing and proposed environmental monitoring programs.

Mr. John Rajala visited the Gramalote site from 4-6 October, 2011.  Mr. Rajala viewed core in the core shed, and toured the site, viewing the general topography and potential infrastructure sites.

2.5 Effective Dates

There are a number of effective dates pertinent to the Report, as follows:

  Most recent information on ongoing drilling program:  31 January, 2020;

  Database close-out date for purposes of Mineral Resource estimation:  9 October, 2018;

  Effective date of the Mineral Resource estimates: 31 December, 2019;

  Effective date of the financial analysis that supports the 2020 PEA: 1 January, 2020.

The overall Report effective date is taken to be the date of the financial analysis that supports the 2020 PEA and is 1 January, 2020.

For the purposes of the 2020 PEA, the decision date for project development is assumed to be 1 January, 2021.

2.6 Information Sources and References

Reports and documents listed in Section 3 and Section 27 of this Report were used to support preparation of the Report.  Additional information was provided by B2Gold, Gramalote Colombia, or AngloGold personnel as requested.  Supplemental information was also provided to the QPs by third-party consultants retained by B2Gold, Gramalote Colombia, or AngloGold in their areas of expertise.

Information pertaining to surface rights, royalties, environmental, permitting and social considerations, marketing and taxation were sourced from B2Gold Gramalote Colombia, or AngloGold experts in those fields as required.

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2.7 Previous Technical Reports

B2Gold has filed the following technical reports on the Project:

  Gorham, J.P., 2008:  Updated Report on the Gramalote Property, Department of Antioquia, Colombia, 43-101 Technical Report prepared for B2Gold Corp., June 2008.

  Meister, S.N., 2009:  Gramalote Ridge Project, Department of Antioquia, Colombia, NI 43-101 Technical Report: report prepared for B2Gold, effective date 27 February 2009;

  Hulse, D.E., 2012:  NI 43-101 Technical Report on Resources, Gramalote Project, Providencia, Colombia:  Report prepared by Gustavson Associates for B2Gold, effective date 1 June, 2012;

  Hulse, D.E., Sobering, G., Newton, M.C. III, Malhotra, D., and Daviess, F., 2014:  NI 43-101 Preliminary Economic Assessment, Gramalote Project, Northwest Colombia:  report prepared by Gustavson Associates for B2Gold, effective date 1 February, 2014.

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3.0 RELIANCE ON OTHER EXPERTS

This section is not relevant to this Report.

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4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Introduction

The Project is located approximately 230 km northwest of the Colombian capital of Bogota and 120 km northeast of Medellin, the regional capital of the Department of Antioquia.

The geographic center of the Project is located at UTM Zone 18N (WGS84): 509,180 East; 720,330 North (6°31' N, 74°55' W).

4.2 Property and Title in Colombia

Information in this subsection is summarized from Ruiz (2019), Zapata and Villada (2016), and the Colombian National Mining Agency (2019).

4.2.1 Mineral Title

The regulatory framework for mining activities in Colombia is outlined in the country's constitution and Law 685/2001, the Mining Code.  The Ministry of Mining and Energy issues government policies in relation to mining sector management.  Sub-departments include the National Mining Agency (NMA), which is in charge of mineral titles, the Colombian Geological Service, which conducts scientific research, and the Mining and Energy Planning Unit, which addresses policies and development.

The Colombian State owns mineral resources in the soil and subsoil.  Mining exploration and exploitation rights are granted to private parties (including foreigners) through mining concessions registered in the National Mining Registry.

The only mineral title under the 2001 Mining Act is a Mining Concession, which is granted for a 30-year term.  There is no automatic extension of term; any extensions must be negotiated with the NMA.  The NMA may impose additional terms and conditions on the extended licence, or may refuse extension grant.

Mineral titles granted under the 1988 Mining Act included contribution agreements, exploration licences, exploitation licences, and concession agreements, which have different terms, rights and obligations to the Mining Concessions under the 2001 Mining Act.  Unless a request has been made to govern a particular licence under the 2001 Mining Act, these 1988 Mining Act tenures remain in force, and are governed by the 1988 Mining Act.

Mining activities are divided into three phases for the purposes of Mining Concession administration:  exploration, construction and installation, and exploitation.

Mining is considered to be a public-interest activity, which in practice gives the mining title-holder the ability to request expropriation over properties needed for mining project development.  The mining title-holder also has the ability to request imposition easements over properties located outside or inside the area covered by the mining title.  Easements are generally established for the same granted term as the Mining Concession.

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Annual surface fees are payable during the exploration, and construction and assembly phases.  These are calculated based on the Mining Concession area, and current minimum monthly legal wages.  Additional fees can apply to mining titles granted under the 1988 Mining Code, or as negotiated with the NMA with concession term extensions.

Indigenous and African-Colombian communities have a preferential right to obtain mining concessions over mining deposits located within an indigenous and/or African-Colombian zone.

4.2.2 ANNA Minera

In November 2019, the NMA launched a new mining cadastral system, the Mining Management Integral System (ANNA Minera), which will change the Colombian Mining Cadaster.  The system uses grid cell references for all mining claims, and will eliminate the gaps, slivers, fractions, and errors in claim boundary locations ("corridors") that can appear between adjacent claims under the former system.  Existing valid claims will be transferred to the new system.

4.2.3 Surface Rights

Surface rights are independent of mining rights.  Companies are expected to acquire necessary mining easements, direct surface rights, and conduct surface agreements in support of planned mining operations.

Colombia has approximately 40% of its land with duly executed property titles that have been registered.  All land in Colombia must be registered with the Land Registry Office and each plot has a registration number kept at the cadaster of the Land Registry Office.

4.2.4 Royalties

Once in production, State royalties on the gold and silver are 4% of the gross metal value at the plant site (as per Article 16 of Law 141 in 1994).  Gross metal value is determined by using 80% of the London Metals Exchange spot prices for gold and silver, so the effective royalty rate is 3.2%.

These State royalties are independent of national, departmental and municipal taxes.

4.2.5 Environmental

The Ministry of Environment and Sustainable Development, National Authority for Environmental Licences (ANLA) and regional environmental authorities are responsible for environmental licencing of mining construction and assembly and exploitation phases, and for any other environmental permits required for exploration and exploitation activities.

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Projects and activities that may severely affect natural resources require environmental authorization in the form of an environmental licence.  An environmental licence must be granted either by the Environmental Licence Agency or by a Regional Environmental Authority, which are independent and autonomous organizations working in the different regions of the country and are in charge of enforcing environmental regulation to mining projects within their zones.

Under Decree 1076 of 2015, an environmental licence is not currently required during the exploration phase, but is required during the construction and installation and exploitation phases.

An Environmental Impact Assessment (EIA) under to the requirements of Law 685 of 2001, Law 99 of 1993 and 1076 of 2015 is required, and must meet the provisions of the General Methodology for Presentation of Environmental Assessments and the specific Terms of Reference.  There is provision to amend the EIA through a Modification of the Environmental License (MEIA).

A mining title-holder is required to contract a mining and environmental insurance policy, which must be in force during the entire project period.  The insurance requirement is 5% of the planned annual exploration expenditures during the exploration phase, and 5% of the planned investment for the assembly and construction phase.  The exploitation phase requires a policy that covers 10% of the result of multiplying the estimated annual production by the mine pit price of the extracted mineral, as established by the Colombian Government.  The insurance policy has to be in place for the duration of the Mining Concession term, any term of extension, and for a further three years post concession termination.

There are no specific regulations relating to mine closure and remediation.  Closure and remediation obligations are set out in the environmental licence and on a case-by-case basis, depending on the type of mine, mineral and location.

4.2.6 Fraser Institute Survey

B2Gold has used the Investment Attractiveness Index from the 2018 Fraser Institute Annual Survey of Mining Companies report (the Fraser Institute survey) as a credible source for the assessment of the overall political risk facing an exploration or mining project in Colombia.

B2Gold has relied on the Fraser Institute survey because it is globally regarded as an independent report-card style assessment to governments on how attractive their policies are from the point of view of an exploration manager or mining company, and forms a proxy for the assessment by industry of political risk in Colombia from the mining perspective.

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The Fraser Institute annual survey is an attempt to assess how mineral endowments and public policy factors such as taxation and regulatory uncertainty affect exploration investment.

Overall, Colombia ranked 48 out of 83 jurisdictions in the attractiveness index survey in 2017; 65 out of 83 in the policy perception index; and 34 out of 83 in the best practices mineral potential index.

4.3 Project Ownership

In July 2005, Sociedad Kedahda S.A. (Kedahda), a wholly-owned subsidiary of AngloGold, entered into an option agreement with the Colombian-based Grupo Nus to earn a 75% interest in the Gramalote Project.  In August 2007, B2Gold purchased the rights to the Grupo Nus option agreement including the remaining 25% interest in the Gramalote Project.

On May 15, 2008 B2Gold entered into an agreement with AngloGold, whereby AngloGold transferred to B2Gold a 2% interest in the Gramalote JV and assigned to B2Gold other rights relating to Gramalote Colombia, including AngloGold's right to acquire an additional 24% interest, so that B2Gold then held a 51% interest in the Gramalote JV (AngloGold retaining 49%) and accepted responsibility for management of exploration of the Gramalote Project.  In addition, AngloGold transferred its interests in additional claims contiguous to the original Gramalote property to the Gramalote JV.

In 2010, AngloGold entered into an agreement with B2Gold to amend the Shareholder's Agreement.  Under the amended terms, AngloGold regained its 51% interest in the JV and became manager (operator) of the Project while B2Gold retained a 49% interest.

In 2017, Gramalote Colombia and AngloGold completed a detailed project assessment of the project.  Based on marginal project economics reported to B2Gold by Gramalote Colombia and AngloGold, B2Gold elected to only fund $5.0 million of the 2018 Gramalote Project expenditures, resulting in a reduced interest in the Project to 48.3%.

In late 2018 and early 2019, new resource interpretations and economic analysis indicated that the project had the potential to become much more robust.  As a result of this analysis, negotiations to modify the Shareholder's Agreement with AngloGold were initiated to consider an amendment to the ownership interests in the Project, such that the Project would become a 50:50 JV, and B2Gold would become the JV manager.

During 2020, B2Gold will sole fund the first $13.9 million of expenditures.

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4.4 Mineral Tenure

As of 9 January, 2020, Gramalote Colombia held 11,013.50 ha in two registered concession contracts:

  Integrated mining permit 14292, totalling 8,720.71 ha; informally referred to as the Gramalote permit;

  Concession title 4894, totalling 2,292.81 ha, informally referred to as the Trinidad permit.

There are also three applications for mineral title, LJC-0812, QHQ-16081, and
SF9-09031, which collectively total 11,845.03 ha.

A summary of the claim information is provided in Table 4-1.  Claim locations are shown in Figure 4-1 for the granted tenements, and in Figure 4-2 for the mineral title applications.

The Gramalote permit 14292 is a mining concession resulting from the integration of eleven mining titles.  From a mining legal standpoint, it is currently in the construction and commissioning phase and has a Work and Civil Works Program (PTO for its acronym in Spanish) approved by Resolution S201500356632 of December 22, 2015 and Resolution No. 2016060082224 of October 21, 2016, which were issued by the Secretariat of Mines of Antioquia.  It also has an Environmental License granted by the ANLA in accordance with Resolution 1514 of November 25, 2015 and Resolution 309 of March 29, 2016, for advanced exploration, construction and commissioning, exploitation and closure activities.

The Trinidad permit 4894 was granted for five years according to Resolution No. 12423 of December 30, 1999.  According to Resolution No. 2016060072784 of August 11, 2016, the Ministry of Mines of Antioquia authorized the execution of a mining concession contract in accordance with Law 685 of 2001 and ordered the preparation of the concession contract in terms of technical concepts 1239565 dated May 13, 2016 and 1242953 dated August 4, 2016.  The concession contract was signed by the Antioquia Governor May 22, 2019 and registered June 12, 2019.

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Table 4-1: Mineral Tenure Table

Tenement	Registration date (dd/mm/yr)	Registration Number	Title Type	Title Holder	Tenement Expiration Date (dd/mm/yr)	Tenement Area RNM (Ha)	Comments
14292 (Gramalote)	3-Apr-13	GAGB-07	Integrated Concession Contract	Gramalote Colombia Limited	2-Apr-43	8,720.7095	Mining title in force
4894 (Trinidad)	12-Jun-19	HDMG-04	Concession Contract	Gramalote Colombia Limited	11-Jun-44	2,292.8100	Mining title in force
LJC-08012	Application	NA	Application	Gramalote Colombia Limited	-	137.4388	Application in technical evaluation
QHQ-16081	Application	NA	Application	Gramalote Colombia Limited	-	9,865.5379	Application in technical evaluation
SF9-09031	Application	NA	Application	Gramalote Colombia Limited	-	1,842.05	Application in technical evaluation

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Figure 4-1: Granted Mineral Tenure Location Plan

Note:  Figure prepared by B2Gold, 2020.  The small excision in the lowermost portion of mining title 4894 represents a portion of land that is under a Land Restitution Process, whereby a judge has ruled that this specific piece of land is not available to party until a court process is resolved.

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Figure 4-2: Mineral Tenure Under Application Location Plan

Note:  Figure prepared by B2Gold, 2020.

4.5 Surface Rights

Gramalote Colombia has commenced the acquisition of surface rights to support mining operations, with purchases having been completed on the majority of the area required.

From 2011 to 2013, a land acquisition process (first acquisition round) was undertaken, and the acquisition of 34 properties was negotiated.  Because of conditions in the zone where land was being purchased (e.g. affected by violence, absence of formality in land titles, unsettled succession processes, and landowners who did not exercise sovereignty in their property, among other reasons), Gramalote Colombia, after conducting the pertinent previous studies, decided to negotiate the purchase of seven properties with landholders who had to acquire the property through a judicial process to then transfer it to Gramalote Colombia.

Based on the data and studies conducted, Gramalote Colombia has established the negotiation strategy for properties that are still to be acquired where they are necessary for the construction and operation stages.  The negotiation process can be performed directly or through an expert consultant, within a framework of transparency, and it must be approved by the steering committee, seeking balance of the corporate interests and those of the sellers.

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4.6 Water Rights

Guacas Creek will provide the water for potable use.  Gramalote Colombia currently holds a 40 L/s extraction permit.  Water will be treated through a conventional 16 L/s water treatment plant.  The project is located in a high rainfall area (approximately 2.4 m per year), and the water management system will deal with a positive water balance that will provide for all process water needs.

4.7 Royalties and Encumbrances

4.7.1 Royalties

Royalties are discussed in Section 4.2.4.

4.7.2 Encumbrances

Gramalote Colombia has 17 Land Restitution Proceedings that have been lodged.  At the Report effective date, a legal proceeding that was filed by a third party, Natalia Nohaba Vallejo, against the administrative act issued by the Mining Authority (Antioquia Secretary of Mines) is underway.  The Mining Authority (Antioquia Secretary of Mines) did not grant the mining rights that were requested by third parties over some "corridors" existing within the area of the integrated mining title 14292.  The "corridors" arise from Colombian Mining Cadaster graphic defects.

Gramalote Colombia requested to become a party of the judicial proceedings, and was accepted as such on 28 August 2019.  Gramalote Colombia will, therefore, be able to support the legal and technical thesis stated by the Mining Authority (Antioquia Secretary of Mines) throughout the proceedings.

Gramalote Colombia ́s legal counsel undertook a risk assessment, which categorized the potential impact risk to the Project, as low.  If the legal precedent is maintained, the status quo of the mining area should be maintained as well.  The "corridors" or graphic defects of the Colombian Mining Cadaster are not considered to be free areas.  In the event that the interpretation does consider the "corridors" to be free areas, Gramalote Colombia would have a first right in time as it is the first applicant.

4.8 Permitting Considerations

Permitting considerations for operations are discussed in Section 20.

Environmental permits for water use and tree cutting are required during the drilling phase of exploration.  Current water use permits are valid.  Tree cutting permits are authorized for the area within the granted environmental licence for Gramalote.  Drilling in the Trinidad area is currently undertaken only in those areas where tree-cutting is not required.  Future drill programs may require tree-cutting permits.

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No special bonds are required, since all concession contracts require an insurance policy with coverage for environmental and mining liabilities.

4.9 Environmental Considerations

Environmental considerations for operations are discussed in Section 20.  There are active artisanal mining groups within the Project tenure; these are also discussed in Section 20.

Current environmental liabilities consist of the exploration camp, access and drill roads, and drill pads.

4.10 Social License Considerations

Social licence considerations for operations are discussed in Section 20.

4.11 Comment on Property Description and Location

To the extent known to the QP, there are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the Project that have not been discussed in this Report.

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5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1 Accessibility

The Project is located in the Nus River valley, a transportation corridor of paved highways connecting the Colombian capital city of Bogota and the city of Medellin to the Magdalena River at Puerto Berrio.  Access to the Project site is provided by well-maintained paved road surface from Medellin (2.5-4 hours driving time) and Bogota (8-10 hours driving time).  The road between Medellin and Puerto Berrio is currently being upgraded, including construction of a new tunnel near Cisneros, which, when completed, may reduce travel time.

Daily international flights service Bogota and Medellin.

5.2 Climate

The climate in the Project vicinity is mildly tropical with daytime temperatures averaging about 24°C throughout the year. Yearly rainfall averages about 200 cm and falls mostly during two rainy seasons extending from March to May and from September to December.

Future mining operations are planned to be conducted on a year-round basis.

5.3 Local Resources and Infrastructure

The Project site is located approximately 55 km from Puerto Berrio (73 km by road), from which direct water access is available to Barranquilla, a major ocean port on the Caribbean coast.

Providencia, the town nearest to the Project site, is a historic railway station and mining supply center, administered by the Municipality of San Roque, which is 12 km to the southwest of the Gramalote Project.  Gravel roads connect the small town and farm population to the Nus River valley infrastructure.

An inactive freight/passenger railway line and active high-tension electricity lines pass within 1 km of the Project area.  Regionally, the central Antioquia Department is a hub of large-scale hydro-electricity generation.  A 2.3 MW hydroelectric plant is currently generating electricity at the Guacas Creek, within the Gramalote property. The nearest high voltage substation for a grid connection is approximately 30 km from the project site.

Additional information on proposed infrastructure is provided in Section 18.

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5.4 Physiography

The Project is located along the southern margin of the topographic depression formed by the Nus River valley, a major west-northwest-trending structural depression within the generally planar south- and east-sloping Antioquia plateau of Colombia's Central Cordillera.

The Nus River flows from the central region of the Antioquia plateau into the Magdalena basin to the east.

Topography along the Nus River valley is undulating with locally steep and incised areas.  Elevations in the Project area range from 800-1,500 masl, while elevations over the Antioquia plateau are generally between 2,300-2,500 masl.

Tropical weathered latosol profiles are common and average 15 m thick in undisturbed areas.

Small-scale, artisanal gold mining from both alluvial and hard-rock sources is evident throughout the region of the Nus River valley.

Except in artisanal mining areas, the region is covered in grass pasture and cropland with limited, isolated extensions of natural vegetation dominated by lush, low-growth Andean forest, mostly preserved along the courses and headwaters of drainages. Natural bedrock outcrop is rarely observed.  Agricultural activities in the Nus River valley are dominated by cattle ranching and sugar cane growing, as well as raw sugar (panela), and tropical fruit production.

5.5 Seismicity

A probabilistic assessment of the seismicity likely in the Project area was conducted as part of the MEIA.  Records used were sourced from the National Seismological Network, covering the period 1993-2003, and from the historical catalogue of Colombia compiled by the Seismological Information Processing Center of the National University of Medellin, covering the period 1656-1993.

The average peak acceleration for a return period of 500 years is predicted to be 0.14 g in the Project area.  This gravitational acceleration estimate represents a low to intermediate level of seismic risk.

5.6 Sufficiency of Surface Rights

There is sufficient surface area for the open pits, waste rock storage facilities, plant, tailings storage facilities, associated infrastructure and other operational requirements for the planned life-of-mine and mine plan discussed in this Report.

Gramalote Colombia has commenced the acquisition of surface rights to support mining operations, with purchases having been completed on the majority of the area required.

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6.0 HISTORY

6.1 Exploration History

The Gramalote area has a long history of artisanal gold mining, likely dating from Pre-Colombian times to the present day.  Historical production was dominated by hydraulic techniques, and by the early 1900s many operations were producing gold throughout the Nus River valley, including at Gramalote, Guacharacas, La Trinidad, Cisneros and El Limon.  The miners worked residually-enriched colluvium and mineralized in situ saprolite in the surface oxide zone around Gramalote Ridge, as well as alluvial deposits.

Modern exploration activities are summarized in Table 6-1.  The table also provides information on the internal studies completed by the JV.

6.2 Production

There has been no formal production from the Project area.

There are no records available as to the artisanal production.

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Table 6-1: Exploration History

Year	Operator	Note
16th to late 20th centuries		Artisanal mining activities
Pre-2005	Aristizabal family	Aristizabal family holds ownership over part of the current Project area under Gramalote Mineral Title 14292
1995	Metallica Resources, Inc. (MRI)	Executed a preliminary exploration agreement with Sergio Aristizabal. Completed surficial sampling and mapping of the Gramalote Ridge area
1997	Gridiron Exploration Ltd	Brief evaluation studies
1999	Placer Dome Exploration Inc.
2000	Industrias Peñoles (Peñoles, a Grupo Nus affiliate)
2003	Kedahda	Reviewed property area
2003-2007	AngloGold

Consolidated the mineral exploration tenement and formally entered into a joint venture agreement in 2005 with Grupo Nus.  Completed detailed topographic surveying over Gramalote Ridge and the surrounding area.  Surface sampling including 277 stream sediment samples, regional soil sampling on 50-200-m centers (2,853 samples), infill soil sampling on 50 x 100 m centers over Gramalote Ridge (491 samples); grab, chip, channel and panel sampling of out cropping mineralization around Gramalote Ridge (266 samples); regional reconnaissance rock chip sampling (1,384 samples).  Detailed geological and structural mapping of Gramalote Ridge.

Trial, in-house ground-based magnetometer survey over Gramalote Ridge with a total of 116 line-km surveyed in 59 lines.  Petrographic thin and polished section and microprobe study for gold distribution.  Excavation and complete channel and bulk mineral sampling of a 240-m long tunnel, with a 2 x 2 m cross sectional area, in fresh (unweathered) rock, drifting into the northeast flank of Gramalote Ridge.  Drilled a total of 43 core holes (12,312 m). Two phases of preliminary metallurgical test work on mineralized sulphide-bearing materials collected from the underground tunnel and drill core from various localities around Gramalote Ridge.  Initial Mineral Resource estimate.

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2008-2009	B2Gold

Completed surface structural mapping and rock sampling of numerous vein orientations in the main Gramalote Ridge area.  Re-mapped and re-sampled the adit.  Core drilling program consisting of 90 holes (30,188.60 m).  Mineral Resource estimate updated in 2009.

2010-2011	AngloGold

Evaluation studies and exploration work including exploration, infill and metallurgical test sample drilling and preliminary engineering investigations.  Completed 118 drill holes (35,800.52 m).  Examined the Monjas West, Trinidad South, Monjas East, Limon and Topacio prospect, completing 49 core holes (16,803.39 m).  A number of these areas are no longer within the Project boundary.

2012	AngloGold

Sterilization and exploration target drilling.  Mineral Resource estimate updated in 2012.  Completion of internal evaluation study (2012 evaluation study); did not meet AngloGold internal hurdles.

Second internal evaluation study update in late 2012 (2012 evaluation study update).

2013	AngloGold	Internal evaluation study further updated (2013 evaluation study). AngloGold internal hurdle rates still not met.
2014	B2Gold	B2Gold completes a preliminary economic assessment (PEA; 2014 PEA). Study shows positive economics under the assumptions and interpretations in the study.
2015-2016	AngloGold	Internal evaluation study update (2016 evaluation study). Mineral Resource estimate updated. AngloGold completes 130 core holes over the Central Saprolite area (2,668 m).
2017	AngloGold	AngloGold completes 14 core holes (3,321 m) in Gramalote Ridge. Updates Mineral Resource estimate. Completes an internal mining study, referred to as a 'pre-feasibility study'.
2018	AngloGold	AngloGold completes two core holes at Gramalote Ridge (1,590 m) and 105 reverse circulation (RC) drill holes (8,542 m).
2019	B2Gold

B2Gold prepares updated resource model and completes a new resource estimate. Undertakes a second PEA (2020 PEA).  Initiates drill program to support potential conversion of Inferred Mineral Resources to Indicated.

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7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional Geology

The Project is located in the northern portion of Colombia's Central Cordillera. The terrane primarily comprises a metamorphic basement complex and the Antioquia Batholith (Figure 7-1).  The Cajamarca-Valdivia basement terrane (Cediel and Ciceres, 2000 and Cediel et al, 2003) consists of early Paleozoic metamorphic rocks; as well as ophiolitic, oceanic, volcanic, and intrusive rocks.

During the Cretaceous Period, the Paleozoic basement complex and Mesozoic sequences were intruded by the Antioquia Batholith.  This multi-phase, calc-alkaline, I-type intrusive complex predominantly consists of tonalite with localized diorite and granodiorite phases, and is exposed over an area >7,800 km2.

To the west, the Cajamarca-Valdivia basement is bounded by the Romeral fault-and-suture system, a generally north-striking and dextral transcurrent mega-structure that records the emplacement of additional allochthonous oceanic terranes along the northern Andean margin throughout the late Mesozoic and Cenozoic Periods.  Major lineaments are noted within the batholith, especially in its eastern sector (Figure 7-2).  These lineaments are generally west-northwest through northwest-trending and record rotation and sinistral shearing events.  Subordinate zones of north south extension and northeast-striking shear are related to the regional sinistral shear patterns and appear to provide an important controlling mechanism for the focusing of late magmato-hydrothermal activity and gold (± Cu, Mo, Pb, Zn, Ag) mineralization in various sectors of the batholith.

7.2 Project Geology

7.2.1 Lithologies

In the general Project area, the main compositional types within the Antioquia Batholith are tonalite and granodiorite, with subordinate monzonite and gabbro.  Alaskitic, felsitic and andesitic dikes have intruded the complex.  The major rock types are summarized in Table 7-1.  A project geology map is included as Figure 7-3.

Age dating conducted by AngloGold suggest the gold mineralization is associated with the last stages of batholith crystallization.

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Figure 7-1: Regional Geology

Note:  Figure prepared by B2Gold, 2020.  B2Gold does not have an interest in projects shown on figure other than the Gramalote deposits.

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Figure 7-2: Regional Structural Setting

Note:  Figure modified by B2Gold, 2020, after Valencia, 2007.

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Table 7-1: Major Rock Types

Unit	Note
Tonalite, granodiorite	Consist mainly of plagioclase crystals, quartz and mafic minerals (biotite and hornblende)
Quartz diorite	Quartz content of 10-20%, predominating over calcic plagioclase and mafic minerals, with variable content (hornblende and/or biotite). Mafics can be altered to chlorite
Fine-grained porphyritic diorite	Porphyritic igneous textures, plagioclase and quartz phenocrystals 0.5-2.0 mm in diameter, embedded in an aphanitic matrix. Matrix also contains mafic minerals such as hornblende and mica (biotite)
Microdiorite dike

Similar to the porphyritic diorite but crystal size <0.5 mm.  recognized in adjacent areas to the Gramalote ridge and is in the form of centimetric dikes occasionally affected by hydrothermal events in the contact with the host tonalite/granodiorite

Aplites and pegmatites	Aplites consist mainly of alkali feldspar, quartz and mica (biotite locally). Typically, aphanitic texture, varying in size from mm to cm scale. Pegmatites have similar constituents but are coarser.

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Figure 7-3: Project Geology Map

502,500 mE
505,000 mE
507,500 mE
510,000 mE
512,500 mE
515,000 mE
722,500 mN
720,000 mN
717,500 mN
715,000 mN
Q
TOGDR
Mschist
SAN LORENZO SHEAR ZONE
N
Di
QZDIO
Di
Di
TOGDR
Di
Trinidad Resource Pit
Gramalote Ridge Resource Pit
QZDIO
TOGDR
Di
Q
DIAND
DIAND
QZDIO
Q
TOGDR
CRISTALES SHEAR ZONE (SOCORRO)
PLAYA RICA SHEAR ZONE
0
1.25
2.5 km
SCALE 1 : 80,000
Litho by Unit
Diorite (Di)
Diorite/Andesite (DIAND)
Mica Schist (MSchist)
Quaternary (Q)
Quartz Diorite (QZDIO)
Tonalite/Granodiorite (TOGDR)
Structure
1st Order Faults
2nd Order Faults
Mineralization at surface
Resouce Pits
Tenure Boundary

Note:  Figure prepared by B2Gold, 2020.

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7.2.2 Structure

The structural setting is dominated by two north-south-trending fault zones, the Palestina Fault Zone to the east and the Miraflores Fault Zone to the west.  These are linked by 'horse tail' regional extensional structures with the Nus River structural break to the north and the Cristales Shear Zone to the south.  Duplex shear zones have developed between these two regional structures as second order structures with subordinate third and fourth order tension gashes developing between the second order structures.

Gramalote Ridge is situated between two west-northwest-trending macro-scale curved lineaments that splay off the Palestina fault to the east, and transect the Antioquia Batholith, termed the Nus River and the El Socorro lineaments.

Differential movement along the Nus and El Socorro lineaments is thought to have generated north-northwest, north-south and northeast-striking tensional dilation within the tonalite, reflected in the formation of stockwork style sheeted quartz and quartz carbonate veinlets.

7.3 Deposit Descriptions

7.3.1 Gramalote Ridge

Dimensions

The Gramalote Ridge deposit has dimensions of 1,300 by 1,500 by 700 m.  The mineralization has been drill tested to a depth of about 650 m.

Lithologies

Mineralization at Gramalote Ridge is hosted in uniform medium-grained tonalite with minor amounts of granodiorite and aplite dykes.  Dykes of dioritic to granodioritic and granitic composition are found throughout the Gramalote area and make up less than 1% by volume of the observed rock mass.

The host tonalite is weakly magnetic and mineralization/alteration is magnetically destructive, so the mineralized zones show on magnetic maps as a magnetic low.

Alteration

Alteration is structurally-controlled and occurs as both broad zones and narrow selvedges around veins.  At Gramalote Ridge, vein selvedges range from a few millimetres up to as much as 10 cm.  The broader alteration zones mimic the vein selvedges and progress from an outer quartz-sericite zone to inner carbonate and potassic zones.  A minor argillic alteration zone is identified at the surface.

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Three, diffuse, overlapping alteration zones are typically identified moving from fresh rock to mineralized veins over a range of generally <20 cm:

  A distal incipient sericite (alteration of plagioclase to a fine mica) zone with partially oxidized magnetite and biotite altered to chlorite;

  An intermediate extensive sericitization and incipient carbonate zone with pyrite replacing magnetite, and incipient carbonatization;

  A proximal zone with no magnetite, ±K-feldspar, muscovite fully replacing chlorite, and increased carbonatization.

Mineralization

Gramalote Ridge mineralization occurs within several zones that periodically coalesce both along strike and down-dip.  Zones vary in width from 10-150 m in true width with vertical to sub-vertical dips to the south-southeast.  The deposit remains open at depth and along strike.

Anomalous gold grades are associated with three overprinting, texture-destructive alteration assemblages including potassic, quartz-sericite and sericite-carbonate.  The magnetite-destructive alteration characteristics of these zones is clearly defined from airborne and ground magnetic surveys over the tonalite host rock, which is weak to moderately magnetic.

The mineralization is vein hosted, either in sheeted veins or in local stockworks, and is structurally-controlled.  Figure 7-4 shows a cross-section through the Gramalote Ridge deposit.

Three stages are identified and associated with vein and alteration types:

  Quartz-calcite-pyrite is an assemblage of fine-grained quartz and calcite with very fine-grained pyrite. This vein type generally does not host gold;

  Quartz-pyrite-chalcopyrite-gold is the most important gold host, typically associated with K-feldspar (potassic) selvedge.  The gold occurs in fractures in pyrite together with chalcopyrite;

  Quartz-calcite-white mica is commonly barren but can show moderate gold grades.  The veins are typically identified through the selvedge of white mica.

The vein types are summarized in Table 7-2, from youngest to oldest.  Anomalous gold mineralization is associated with Type 1, Type 2 and Type 5 vein types, with Type 1 and Type 2 the most prevalent.

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Figure 7-4: Cross-Section, Gramalote Ridge Deposit

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Table 7-2: Vein Types

Stage	Composition	Note
Type 7	Chlorite ± epidote	Variable amount of carbonate and occasionally fine pyrite
Type 6	Carbonate	Carbonate veins with no sulphides
Type 5	Coarse pyrite + quartz

Veinlets with more pyrite than quartz. Irregular edges with variable amount of chalcopyrite.  The pyrite is euhedral, coarse to medium grained, in comparison with the grey, very fine-grained pyrite found in Type 3 veins

Type 4	Quartz + molybdenite ± pyrite	Bands of bluish-grey colour with abundant molybdenite. Variable shapes and generally irregular edges. Contains variable amount of pyrite and chalcopyrite. Cm thickness
Type 3	Fine pyrite	Veinlets composed almost exclusively of pyrite with variable amount of quartz. Form brecciated braided veinlets. Dark grey colour due to pyrite content.
Type 2	Quartz + carbonate + pyrite + chalcopyrite

Typically show irregular edges and with lenses shapes when centimetric thickness.  Contains variable amount of pyrite and chalcopyrite.  The carbonate is typically siderite or ankerite.  Mainly associated with quartz-sericite alteration halos

Type1	Quartz ± pyrite	May have chalcopyrite. Well-defined edges and generally straight shapes with tabular aspect. More quartz than sulphur content and generally associated with potassic alteration halos

Mineralization in saprolite and saprock (oxide) is weathered insitu and does not show evidence of significant transport or displacement. Weathered mineralization is limited to the areas directly above fresh mineralization and represents a small percentage of the mineralization.  Saprolite/saprock thickness is variable from 5-50 m, with an average thickness of 21 m for Gramalote Ridge overall and about 15 m thick above mineralization.

The silver to gold ratio is approximately 1:1.

The primary mineralization consists of pyrite and chalcopyrite.  Secondary minerals include rutile and a titaniferous mineral.

Free gold occurs as argentiferous gold coeval with several tellurides and bismuth sulphosalt minerals.

7.3.2 Trinidad

Dimensions

The Trinidad deposit has dimensions of approximately 1,500 m by 500 m. Mineralization has been drill tested to a depth of about 300 m.

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Lithologies

The Trinidad mineralization is hosted in similar rock types to those described for Gramalote Ridge.

The host tonalite is weakly magnetic and mineralization/alteration is magnetically destructive, so the mineralized zones show on magnetic maps as a magnetic low.  The low associated with Trinidad supports a strike orientation of ~075-080o, and this agrees with the apparent continuity of mineralization in closer-spaced drill holes.  These drill holes also support a steep (~80-85o) dip of the mineralization to the north.

Alteration

Alteration is similar to that described for Gramalote Ridge.

Mineralization

Mineralized zones at Trinidad are 10-80 m thick and are continuous along strike for up to 1,500 m and down dip for >500 m.  As at Gramalote Ridge, such zones periodically coalesce both along strike and down-dip.  The deposit remains open at depth and along strike, especially to the west.  A cross-section through the Trinidad deposit is provided as Figure 7-5.

Saprolite/saprock thickness is variable, with an average thickness of 31 m overall, and about 33 m thick over the mineralization.

Mineralization is associated with stockwork veinlets and alteration along their margins.  Veinlets have been classified into seven types (refer to Table 7-2), and gold mineralization is associated with Type 1 (quartz with fine pyrite), Type 2 (quartz with Fe carbonate) and Type 5 (quartz with granular pyrite) veins.

7.4 Prospects/Exploration Targets

Prospects are discussed in Section 9.

7.5 Comments on Geological Setting and Mineralization

The understanding of the Project geology and mineralization is sufficient to support Mineral Resource estimation and preliminary mine planning and project evaluation studies.

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Figure 7-5: Cross-Section, Trinidad Deposit

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8.0 DEPOSIT TYPES

8.1 Deposit Model

The Gramalote Ridge and Trinidad deposits are considered to be examples of structurally-controlled intrusive-related gold deposits.

Intrusive-related gold deposits have many synonyms, including Intrusion-related gold systems, gold porphyries, and plutonic-related gold quartz veins.  The deposit model that follows is abstracted from Lefebure and Hart (2005).

Features of such deposits include:

  Commonly found in continental margin sedimentary assemblages where intruded by plutons behind continental margin arcs.  Typically developed late in orogeny or post-collisional settings;

  Can be of any age, although they are best known (preserved?) in Paleozoic to Mesozoic rocks;

  The host rocks are granitic intrusions and variably metamorphosed sedimentary rocks. Associated volcanic rocks are rare.  The granitoid rocks are lithologically variable, but typically granodiorite, quartz monzonite to granite.  Most intrusions have some degree of lithological variation that appear as multiple phases that can include monzonite, monzogranite, albite granites, alkali syenite and syenite. The more differentiated phases commonly contain feldspar and quartz and less than 5% mafic minerals. Medium-to coarse-grained intrusions are commonly equigranular, but can contain megacrysts of potassium feldspar or porphyritic phenocrysts of quartz, plagioclase, or biotite.  Biotite is common, hornblende is only locally observed, pyroxene is rare, and muscovite and tourmaline are common in more highly fractionated phases, aplites or pegmatites. The intrusions have a reduced primary oxidation state;

  The mineralization is strongly structurally controlled, and spatially related to highly-differentiated granitoid intrusions.  Mineralization is commonly hosted by, or close to, the most evolved phase of the intrusion;

  Sheeted veins are planar and often parallel to regional structures. The veins are generally extensional with no offset of walls, although some vein systems may also include shear-hosted veins;

  Relatively restricted alteration zones which are most obvious as narrow alteration selvages along the veins.  The alteration generally consists of the same non-sulphide minerals as occur in the veins, typically albite, potassium feldspar, biotite, sericite, carbonate (dolomite) and minor pyrite.  Pervasive alteration, dominated by sericite, only occurs in association with the better-grade ore zones;

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  Gold mineralization hosted by millimetre to metre-wide quartz veins hosted by equigranular to porphyritic granitic intrusions and adjacent hornfelsed country rock. The veins form parallel arrays (sheeted) and less typically, weakly developed stockworks; the density of the veins and veinlets is a critical element for defining ore.  Native gold occurs associated with minor pyrite, arsenopyrite, pyrrhotite, scheelite and bismuth and telluride minerals;

  Sulphide minerals are generally less than 3% and can be less than 1%.  A number of deposits/intrusions have late and/or peripheral arsenopyrite, stibnite or galena veins.  Native gold, sometimes visible, occurs with associated minor pyrite, arsenopyrite, loellingite, pyrrhotite, variable amounts of scheelite or more rarely wolframite, and sometimes molybdenite, bismuthinite, native bismuth, maldonite, tellurobismuthinite, bismite, tellurides, tetradymite, galena and chalcopyrite.

8.2 Comments on Deposit Types

The deposit shows a number of the features of intrusive-related gold deposits, including:

  Alteration and mineralization are structurally controlled, restricted to small haloes along veins, sheeted veins and stockworks arrays;

  Sulphides content is less than 5%;

  Some evidence indicates that the host rock is directly related to fluids evolved from the cooling pluton, including pegmatite, aplite and K-feldspar alteration (Rodríguez, 2009).

The QP is of the opinion that exploration programs that use a structurally-controlled, intrusive-related gold model are applicable to the Project area.

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9.0 EXPLORATION

9.1 Grids and Surveys

All coordinates are referenced to the UTM84-18N projection.

The topographic model is based on mapping at a 1:2000 scale, using photogrammetric restitution of panchromatic aerial photographs at 1:10,000.  Access points and drainage systems were captured and a digital elevation model (DEM) with contours at 2 m intervals was built.  An orthophoto with a 0.3 cm pixel resolution supports identification of 1 m-size objects.

A semi-controlled mosaic with a 0.8 cm pixel was generated from aerial colour photographs at a 1:12,000 scale.  The aerial photographs and the semi-controlled mosaics cover an area of 62,000 ha.  These data were complemented and controlled with 16 geodetic control points surveyed with dual frequency millimetre accuracy GPS equipment, providing up to centimetre-level accuracy.

A topographic survey was conducted to obtain a digital elevation model at a scale of 1:1,000 over the Project area, and is considered to have millimetre-level accuracy.

9.2 Geochemistry

Surface geochemical programs were conducted by AngloGold in the period 2003-2007, and consisted of stream sediment, reconnaissance and infill soil sampling, and selective and continuous grab, chip, channel and panel sampling.

B2Gold completed stream geochemical analysis, prospecting, and surface rock sampling on a regional basis, together with infill soil geochemistry and surface trenching programs over prospective areas in 2008-2009.

Sampling was used to define, then refine, areas that warranted drill testing.  A number of the geochemical anomalies remain to be followed-up.

9.3 Geophysics

With respect to exploration activities in the Gramalote Project area, the geophysical data have been superseded by drilling data.  Information in the following sub-sections is provided for completeness only.

9.3.1 Airborne Geophysical Surveys

Two airborne geophysical studies were completed in the Gramalote area.

In 2009, a 490 line km airborne magnetometer survey (north-south lines) was completed by AngloGold at the request of B2Gold.

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In 2012, MPX completed a helicopter-borne magnetometer radiometric survey for Gramalote Colombia.  A total of about 3,000 line-kms were flown over an area of 35,000 ha, covering the tenement holdings at the time on 200 m spaced north-south lines.

9.3.2 Ground Geophysical Surveys

During 2003-2007, AngloGold completed a trial, in-house ground-based magnetometer survey over Gramalote Ridge and some of the outlying prospects.  The program was to test the possibility of using magnetic field information for exploration purposes at a regional level.  A total of 116 line-km was surveyed in 59 lines.

9.4 Petrology, Mineralogy, and Research Studies

Petrographic thin and polished section and microprobe study of prepared core samples, oriented towards gold distribution, have been completed.

9.5 Exploration Potential

The Gramalote Ridge deposit remains open at depth.  The mineralization is narrower to the east and west (Monjas East area) of the main deposit area.

The Trinidad deposit remains open at depth, to the east, and particularly to the west.

A number of exploration targets have been identified (Figure 9-1).  These are summarized in Table 9-1.

9.6 Comments on Exploration

Exploration programs to date have identified the Gramalote Ridge and Trinidad deposits.

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Figure 9-1: Prospect Areas

502,500 mE
505,000 mE
507,500 mE
510,000 mE
512,500 mE
515,000 mE
SAN LORENZO SHEAR ZONE
N
LA PLATA
Trinidad Resource Pit
SAN ANTONIO
Gramalote Ridge Resource Pit
EL NUS STRUCTURAL BREAK
LA MARIA
MONJAS W
CRISTALES SHEAR ZONE (SOCORRO)
MALASIA
PLAYA RICA SHEAR ZONE
Legend
Exploration Targets
Resource Pits
1st Order Faults
Tenure Boundary

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Table 9-1: Exploration Potential

Target Name	Comment
Monjas West

Situated 1,700 m west of Gramalote Ridge.  Has artisanal workings.  Soil and rock chip sampling gave a discontinuous gold anomaly of 1,200 x 450 m.  Tested by 55 core holes (20,517 m).  Limited metallurgical test work completed.

San Antonio

Situated 500 m northwest of Gramalote Ridge.  Northwest and north-south-trending Type I vein mineralization.  Selective vein sampling indicated anomalous gold values.  Area was tested as part of condemnation drilling, with a total of 44 core holes (5,272 m) completed.

La Maria

Situated 2.5 km to the east of Gramalote Ridge.  Has artisanal workings.  Chalcopyrite-rich shear-veins with quartz-sericite alteration locally mined on a small scale.  Soil sampling defined a 400 m x 120 m gold anomaly.  Tested by 26 core holes (7,562 m).  First area used in the formalization program for small miners.

La Plata

Situated 2.3 km northeast of Gramalote Ridge.  Northwest and north-south-oriented sheeted veinlets.  Anomalous gold values returned from rock chip sampling within a 950 x 450 m area.  Not drill tested.  Area proposed to be included in the formalization program for small miners.

La Malasia

Situated 3 km south-southwest of Gramalote Ridge.  Sub-parallel northeast, northwest and east-west-trending shear veins with strong quartz-sericite-pyrite ± chalcopyrite infillings along a 400 m section of La Malasia Creek.  Gold-in-soil anomaly defined.  Tested by 3 core holes (1,001 m).  Area used in the formalization program for small miners.

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10.0 DRILLING

10.1 Introduction

Table 10-1 summarizes the drilling to January 31, 2020 on a Project-wide basis.  Figure 10-1 shows the collar locations. Drilling completed on the project includes RC, core, and Hydracore drilling, totalling 942 drill holes (173,482.24  m).

The resource drilling cut-off date for Gramalote Ridge and Trinidad was October 9, 2018.  There are 556 drill holes (102,156.19 m) supporting the Mineral Resource estimate at Gramalote Ridge (Table 10-2) and 32 drill holes (11,249.36 m) supporting the Trinidad Mineral resource estimate (Table 10-3).  Drill hole collars are shown in Figure 10-2 for Gramalote Ridge resource drilling and Figure 10-3 for Trinidad resource drilling.

Drill holes completed for geotechnical and metallurgical purposes are not included in the resource drilling totals. These holes were not assayed but the logging provided input on weathering surface interpretations that are part of the resource model.  A program of short core holes completed in 2015 (81 drill holes, approximately 800 m) at Gramalote Ridge to define near surface oxide mineralization is not included in the resource estimate drilling because these holes returned poor core recovery, and did not extend into fresh rock.

10.2 Drill Methods

AngloGold contracted several Colombian drill companies, including Terramundo Drilling, Perfotec Ltda., Geominas Ltda., and Perforaciones Andina S.A., for the 2006-2007 drill program.  The four contractors used a variety of core barrel sizes including HQ (63.5 mm core diameter) NQ (47.6 mm) and BQ (36.4 mm).

B2Gold used three drilling contractors during the 2008 drilling campaign: Kluane Colombia empresa unipersonal from Bogotá (drill rig KD600), AK Drilling International S.A. from Lima (drill rig UDR 200D LS) and Perfotec from Medellin (drill rig LF70PQ and Longyear 38).  The three contractors used a variety of core barrel sizes including HQ, NQ, BTW (42.1 mm) and NTW (56 mm).

Gramalote Colombia has used its own drill fleet of five rigs and occasional contractors since 2008.  A variety of core sizes were drilled, including NQ, NQ3 (45.1 mm), HQ, HQ3 (61.1 mm), PQ, and BTW.  The RC hole diameter was 5½ inches.

Current drilling under B2Gold is being completed by Kluane Drilling and Logan Drilling.

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Table 10-1: Project Drill Summary Table

Company	Purpose	Year	Type	No Holes	Metres
AngloGold	Exploration	2006-2007	Core	46	13,062.11
B2Gold	Infill/definition	2008	Core	60	20,138.37
B2Gold	Exploration	2008	Core	29	9,849.33
B2Gold	Condemnation	2008	Core	1	200.90
Gramalote Colombia	Metallurgy	2010-2012	Core	15	3,952.86
Gramalote Colombia	Exploration	2010-2018	Core	74	24,928.89
Gramalote Colombia	Infill/definition	2011-2017	Core	139	55,419.74
Gramalote Colombia	Geotechnical	2011-2017	Core	32	6,629.13
Gramalote Colombia	Condemnation	2011-2016	Core	73	12,024.45
Gramalote Colombia	Infill/definition	2013-2018	RC	181	14,204.00
Gramalote Colombia	Infill/definition	2015-2016	Hydracore	211	3,486.69
Gramalote Colombia	Metallurgy	2017	Hydracore	3	86.70
B2Gold	Exploration	2019-2020	RC	54	2,686.00
B2Gold	Metallurgy	2019-2020	Core	5	1,952.89
B2Gold	Infill/definition	2019-2020	Core	19	4,860.18
				942	173,482.24

Table 10-2: Gramalote Mineral Resource Drill Summary Table

Company	Purpose	Year	Type	No_Holes	Metres
AngloGold	Exploration	2006-2007	Core	43	12,312.34
B2Gold	Infill/Definition	2008	Core	60	20,138.37
B2Gold	Exploration	2008	Core	6	1,829.23
Gramalote Colombia	Exploration	2010-2018	Core	23	8,183.11
Gramalote Colombia	Infill/Definition	2011-2017	Core	100	40,650.22
Gramalote Colombia	Condemnation	2011-2013	Core	13	2,171.38
Gramalote Colombia	Infill/Definition	2013-2018	RC	181	14,204.00
Gramalote Colombia	Infill/Definition	2016	Hydracore	130	2,667.54
				556	102,156.19

Table 10-3: Trinidad Mineral Resource Drill Summary Table

Company	Purpose	Year	Type	No_Holes	Metres
B2Gold	Exploration	2008	Core	20	7,019.26
Gramalote Colombia	Exploration	2011	Core	12	4,230.10
				32	11,249.36

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Figure 10-1: Project Drill Collar Location Plan

Note:  Figure prepared by B2Gold, 2020

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Figure 10-2: Gramalote Mineral Resource Drill Collar Location Plan

Note:  Figure prepared by B2Gold, 2020

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Figure 10-3: Trinidad Mineral Resource Drill Collar Location Plan

Note:  Figure prepared by B2Gold, 2020

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10.3 Logging Procedures

Drill core is transported from the rig in covered core boxes.  Core is delivered to the logging area by the drill contractors or retrieved with company vehicles.

The geological logging protocols have undergone modifications over time.  Prior to 2015, all geological data was initially captured on paper then entered in MS Excel or DH Logger, then imported into the Century Systems Fusion database.  Between 2015 and 2018 data entry was been done directly into MS Excel capture templates that were subsequently imported into the Fusion database.  During the course of the 2008 B2Gold campaign, data were captured on paper, entered into MS Excel (dual data entry, comparison, correction), imported into and stored in an MS Access database.  These data were ultimately imported into the Century Systems Fusion database.  Current B2Gold drilling data is being captured directly into MS Excel and is imported into a project-specific MS Access database.

Initial core logging was performed using A3-size log sheets with pre-set logging parameters to be collected, including lithology, alteration (dominant, subordinate and trace), types of veinlets, sulphide mineralization and comments.

Geotechnical logging consists of determination of rock quality designation (RQD), which is written on paper logging sheets at the drill site, prior to core being transported to the logging facility.  In addition to RQD, routine geotechnical logging captures core recovery and rock strength.

Digital core photographs were taken of all drill core, prior to sampling, but after sample mark-up.  Photographs were captured of two boxes simultaneously, with both a dry and a wet photograph taken.

10.4 Recovery

Recoveries during the 2006-2007 AngloGold campaigns averaged 97%.

Core recovery in 2008 varied between 94-99%, with an average of 96.48% for the duration of the drill program.

Core recovery for the Gramalote Colombia drilling completed since 2008 averages 97.6%.

10.5 Collar Surveys

The 2006-2007 program drill hole collars were surveyed using a high-precision differential global positioning system (GPS) instrument.

Since the 2007 program, drill hole collars are located on the drill pads by total station survey.  Once the drill rig commenced drilling, a second, high-precision total station survey was completed at the top and bottom of a drill rod in the drill chuck so that a starting azimuth and starting inclination could be calculated.  The procedure was used in 2008-2009 by B2Gold for permanently marking drill hole locations.

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10.6 Downhole Surveys

Drill holes 1 through 7 of the 2006-2007 campaign were surveyed at the end of the hole using a Pajari instrument.  Drill holes 8 through 43 were surveyed every 100 m down hole and at the end of the hole.

Down-hole surveying for the 2008 drill program was performed by a B2Gold geotechnician upon completion of the drill hole.  A Reflex Maxibor II, continuous optical borehole survey system recorded azimuth and dip every 3 m down the hole.  In the case of spurious readings, the hole was re-surveyed.

Gramalote Colombia drill programs used a number of different instruments, with varying survey depths:

  EZ-track:  12 m intervals;

  Maxibor 11:  6 m intervals;

  Icefield:  7 m intervals;

  Pajari:  30 m intervals.

10.7 Geotechnical and Hydrological Drilling

A total of 16 geotechnical drill holes have been completed (6,020.95 m) in the immediate Gramalote Ridge area.  An additional 16 civil geotechnical holes (608.18 m) were completed in the proposed San Antonio plant site area. These drill holes are included in the Project totals in Table 10-1.  Drill collar locations are provided in
Figure 10-4.

10.8 Metallurgical Drilling

For metallurgical purposes, 14 drill holes (3,148.06 m)  were completed in the Gramalote Ridge area, two drill holes (351.50 m) were completed in the Trinidad area and two drill holes (540.00 m) were completed in the Monjas West area.  These drill holes are included in the Project totals in Table 10-1.  Drill collar locations are included in Figure 10-4.

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Figure 10-4: Collar Location Plan, Geotechnical, Metallurgical and Condemnation Drill Holes

Note:  Figure prepared by B2Gold, 2019.

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10.9 Condemnation

Fourteen condemnation drill holes (2,321.08 m) were completed in the immediate Gramalote Ridge area.  An additional 60 condemnation drill holes (9,904.27 m) were completed in the San Antonio and Palestina areas.  These drill holes are included in the Project totals in Table 10-1.  Drill collar locations are included in Figure 10-4.

10.10 Sample Length/True Thickness

During the 2006-2007 drill program, the holes were typically drilled either due east or due west with -60º dips and averaged 290 m in length.  The selected orientation was based on early surface structural and geological mapping data.  The drill spacing varied from 50-120 m and tested an area of about 900 by 400 m.

B2Gold used a predominantly northwest (315°) drill azimuth during 2008, based on an east-northeast, multielement-based potassic enrichment and sodium depletion anomaly, and the results of surface structural and geological mapping available at the time.  The northwest-oriented drill azimuth was considered appropriate to best intersect the different vein sets and alteration packages.

The Gramalote Colombia core holes were drilled predominantly with a northwest azimuth (315º), with minus 47º/50º dips.  Drill hole spacings range from 25 x 25 m to 100 x 100 m.  An area of 200 x 100 m within the Gramalote Ridge high-grade zone was drilled on a 12.5 x 12.5 m grid for geostatistical purposes.

Mineralized zones at Gramalote Ridge generally strike 075º and dip 75º to the south.  Most drill holes were collared at an azimuth of 315º, but deviated to the right, so drill holes typically have azimuths of 317-318º and dip at about 45-50º.  On average, the true width of the mineralization is about 75-80% of the downhole drilled length but varies depending on local orientation of the mineralized zones and the drill hole.

Trinidad mineralized zones generally strike 260-265° and dip 85° to the north.  Most drill holes have a trend of 140° and dip of 45°.  On average the true width of mineralization is approximately 70% of drilled length, but varies depending on the orientation of the mineralized zone and drill hole.

10.11 Drilling Since the Mineral Resource Database Close-off

The database contains 54 RC holes (2,686.00 m) at Trinidad and 24 core holes (6,813.07 m) at Gramalote Ridge for a total of 78 drill holes (9,499.07 m) of drilling that post-dates the Mineral Resource estimate database cut-off date.  These holes were drilled between November 2019 and January 31, 2020.

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An additional five (1,952.89 m) metallurgical drill holes were completed in the Gramalote Ridge area since the resource drilling cut-off date.  Drilling for metallurgical purposes is ongoing.

Drilling completed at Gramalote Ridge since the resource estimate is directed towards infill drilling and extensions to the mineralization particularly at depth.  The drilling results to date confirm approximate mineralization widths as presented in the current Mineral Resource estimate.

The drilling completed at Trinidad since the resource estimate was focused on drilling oxide mineralization.  The drilling confirms the overall oxide depth as estimated in the Mineral Resource.  Assays are pending as at 20 January, 2020.

10.12 Comments on Drilling

In the opinion of the QP, the quantity and quality of the logged geological data, collar, and downhole survey data collected in the exploration drill programs are sufficient to support Mineral Resource estimation and conceptual mining studies:

  Core and RC logging meets industry standards for gold and silver exploration;

  Collar surveys have been performed using industry standard instrumentation;

  Downhole surveys were performed using industry standard instrumentation;

  Recovery data from core and RC drill programs are acceptable;

  Drill orientations are generally appropriate for the mineralization style and the orientation of mineralization for the bulk of the deposit areas;

  Drilling was not specifically targeted to the high-grade portions of the deposits.

There are no drilling, sampling or recovery factors known to the QP that could materially impact the accuracy and reliability of the drill results used in Mineral Resource estimation.

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11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1 Sampling Methods

11.1.1 RC

Samples are taken from 2 m runs.  The sample is taken via a hose to the collector cyclone.  Below the collector is located the splitter that has two chutes to divide the sample in two equal portions.  One goes to the laboratory (Sample) and the second one returns to the hole (Field Reject).  Only the coarse reject from the laboratory is preserved.  Between samples, the splitter is cleaned in three steps, using air, then water, and a final air blast.

The sample is placed into tagged plastic bags which in turn go into rice bags.  The rice bag markings include sample number, drill hole ID and down hole depth.  After packing the sample in double plastic bags, a portion is taken to place it in the chip tray for geology review.  The plastic bags are then sealed and packed in the rice bags.  Each rice bag contains one sample, since sample weights can vary from 25-30 kg.

11.1.2 Core

Core sampling during the 2006-2007 AngloGold programs was undertaken on nominal 2 m intervals.  Samples were cut in half with a core saw.  Variations in length from 2 m are due to mineralization or lithological changes.

B2Gold core holes from the 2008 program were sampled from top to bottom using variable core lengths observing breaks in alteration, mineralization intensities and lithology differences.  The majority of the samples are 1.6 m or less, with an average of 1.1 m.

Core sampling during the Gramalote Colombia programs was undertaken on nominal 2 m intervals.  Samples were cut in half with a core saw.  Variations in length from 2 m are due to mineralization or lithological changes.

11.2 Density Determinations

A total of 2,924 bulk density measurements have been taken from Gramalote Ridge core using water displacement methods.  Samples were taken about every 25 m.  In the case of HQ core, the sample length used for density measurement was 20 cm long, and 25 cm long core was used in the case of NQ core.  The average density was 2.64 t/m3.

A total of 389 density measurements are recorded from Trinidad core, using water displacement methods.  The average density was 2.64 t/m3.

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A total of 519 Gramalote Ridge samples were sent to ALS Chemex Bogota in order to check the values obtained.  The average result was 2.66 t/m3.

11.3 Analytical and Test Laboratories

All sample preparation related to the Mineral Resource estimate has been completed by the following ALS laboratories:

  Bogota (prior to November 2012);

  Bucaramanga (December 2012)

  Medellin (since January 2013).

All routine analysis was completed at ALS Peru in Lima.  ALS Peru was accredited under INDECOPI, the Peruvian consumer agency, prior to 2010, and has held ISO 170125 accreditations for selected analytical techniques since 2010.  The ALS preparation facilities in Colombia are currently covered under the scope of accreditation issued to ALS Peru as of July 4, 2017.

SGS (Medellin) was used as a check laboratory.  The laboratory was not accredited at the time of use, but is currently in the process of obtaining ISO accreditation.

All of the laboratories were independent of the Project operator at the time analytical work was performed.

11.4 Sample Preparation and Analysis

11.4.1 Sample Preparation

The same sample preparation procedure that has been followed over time includes:

  Drying;

  Crushing to 70% passing 2 mm (pre-2011); crushing to 85% passing 2 mm (post-2011);

  Pulverising to >85% passing 75 µm.

11.4.2 Analyses

Gold analysis used the fire assay fusion method with an atomic absorption spectroscopy (AAS) finish on 50 g nominal sample weight, ALS code AU-AA24 (0.005 ppm detection limit), with gravimetric analysis (code AU-GRA22) for samples over 10 g/t Au.

Analysis for copper and other elements was conducted using ALS method ME-MS61 (48 element), which comprises a four-acid digestion, followed by elemental determinations by inductively coupled plasma-mass spectrometry (ICP MS). A limited number of MS overlimits on Ag (>100 ppm) and Cu (>10000 ppm) were rerun with inductively coupled plasma-atomic emission spectroscopy (ICP AES).

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11.5 Quality Assurance and Quality Control

The quality assurance and quality control (QA/QC) program has included submission of certified reference materials (CRMs or standards), blanks, and coarse reject and pulp duplicate samples.

Average insertion frequencies are one in 26 original samples for blanks, and one in 33 for standards.  Duplicate insertion frequencies average one in 127 original samples for field duplicates, one in 28 for coarse reject duplicates, and one in 15 for pulp duplicates.

CRMs have been sourced from third-party suppliers, Geostats Pty Ltd, Rocklabs (now part of SCOTT), and CDN Resource Laboratories Ltd. Coarse blank material has been purchased from SGS Colombia SA.

Sample crushing and pulverizing was monitored by sieve checks on randomly-selected samples after both crushing and pulverizing processes.

11.6 Databases

The initial database, in 2006, was a Fusion database from Century Systems.  In 2008, the data were migrated to an Access platform.  When AngloGold resumed project control in 2010, the data were re-transferred to the Fusion platform.  B2Gold currently manages project-specific data in Access.

11.7 Sample Security

Sample security has not historically been monitored.  Sample collection from drill point to laboratory relies upon the fact that samples are either always attended to, or stored in the locked on-site preparation facility, or stored in a secure area prior to laboratory shipment.

Chain-of-custody procedures consist of sample submittal forms to be sent to the laboratory with sample shipments to ensure that all samples are received by the laboratory.

11.8 Sample Storage

All rejects and pulps generated since the start of exploration drilling are retained in a storage facility in the Girardota municipality, located about 30 km north of Medellín.

All core is stored at the Project site in three covered core storage buildings.

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11.9 Comments on Sample Preparation, Analyses and Security

In the opinion of the QP:

  Sample collection, preparation, analysis and security for RC and core drill programs are in line with industry-standard methods for gold-silver deposits;

  Drill programs included insertion of blank, duplicate, and standard reference material samples;

  QA/QC methods are practiced during density measurement programs, which are industry leading practices;

  QA/QC program results do not indicate any problems with the analytical programs (refer to discussion in Section 12);

  Data is subject to validation, which includes checks on surveys, collar co-ordinates, and assay data.  The checks are appropriate, and consistent with industry standards (refer to discussion in Section 12);

  All core and RC chips have been catalogued and stored in designated areas.

The QP is of the opinion that the quality of the gold and silver analytical data are sufficiently reliable to support Mineral Resource estimation without limitations on Mineral Resource confidence categories.

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12.0 DATA VERIFICATION

12.1 Internal Data Verification

The data entry tool is the first stage of data validation through a set of scripts that displays any inconsistent data related with project logging rules.  Picklists, look-ups and formulae within the Excel capture template help prevent missing or overlapping interval entries and entry of bad codes.

Validation query sets within the database evaluate the completeness/integrity of the data set for any given hole within and between data tables.

12.2 External Data Verification

12.2.1 Previous Technical Reports

Technical Reports were filed on the Project in 2008, 2009, 2012, and 2014.  As part of the compilation of those documents, the QPs at the time reviewed the available QA/QC and supporting data.  No material data issues were noted as a result of these reviews.

12.2.2 External Audits

AngloGold requested two external audits of the then model and resource estimate, in 2013 (Parker, 2013), and 2019 (Wood, 2019).  The audits provided comment on the estimation process and the Wood (2019) audit also addressed drill spacing.  Wood (2019) observed that the drill hole spacing classifications for Indicated (50 x 50 m) and Inferred (100 x 100 m) were acceptable, but the implementation resulted in a significant number of blocks with wider drill spacing than stated in the reports and recommended.  Additional infill drilling was warranted to close up the spacing, particularly for support of Indicated confidence classifications.

The models reviewed during the external audits are superseded by the model and approach described in Section 14.

12.3 QP Verification

The QP visited the Gramalote site during the extensive 2008 drill program conducted by B2Gold.  During that visit, he personally inspected:

  Diamond drilling at various drills and the core retrieval and handling procedures;

  Core metre and low line marking and geotechnical assessment procedures;

  Core logging procedures, protocols and geological control;

  Core photography procedures and quality;

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  Core cutting and sampling procedures;

  Core storage and security;

  SG measurement and SG QA/QC procedures;

  Sample shipping and chain of custody procedures.

Additional QP validation and verification steps in support of the current database and Mineral Resource estimate have included:

  Review of data entry and data verification procedures;

  Spot inspections of data filing and organization;

  Inspection of drill results in relation to the accuracy of geological interpretations and grade interpretations on section and plan, and in geological models;

  Review of documents and reports supporting the Mineral Resource estimation approach and resulting estimate.

12.4 Comments on Data Verification

The checks performed by B2Gold, Gramalote Colombia and AngloGold staff, including the continuous QA/QC checks conducted by the database administrator and Project geologists on the assay data and geological data are in line with or above industry standards for data verification.  These checks have identified no material issues with the data or the Project database.

The 2008, 2009, 2010, and 2014 technical reports (refer to Section 2.7) included a review of data verification.  No material issues with the data or the Project database were identified at that time.

The QP has personally verified data supporting the estimates.  This included observation of drilling and sampling at active drill sites, review of logging and sampling procedures, inspection of drill results relative to interpretations on cross sections and levels, and review of documents and reports supporting the Mineral Resource estimation approach and resulting estimate.

As a result of the data verification efforts completed, the QP concludes that the Project data and database are acceptable for use in Mineral Resource estimation, and can be used to support mine planning.

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13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 Introduction

The 2020 PEA assumes that process operations will treat sulphide material (no blending of oxide material) and this section focuses on the metallurgical test work on the sulphide mineralization.

For completeness, test work completed on oxide material is included in this section.  Oxide material will be stockpiled and processed by itself at the very end of the project life.  Oxide material only makes up 3% of the total plant feed in the 2020 PEA.

13.2 Metallurgical Test Work

13.2.1 Completed Test Work

The metallurgical test work campaigns are summarized in Table 13-1.  Metallurgical test work facilities involved in the work included SGS Lakefield & SGS Santiago, FLSmidth, ALS Santiago & Perth, Jenike and Johanson, ADP Holdings, Julius Kruttschnitt Mineral Research Centre (JKMRC), and the Cooperative Research Centre for Optimising Resource Extraction (CRC-ORE).  Laboratories used were independent of B2Gold.  Metallurgical laboratories are not typically accredited.

13.2.2 Sample Selection

Samples used in the test work varied by campaign.

The 2012 evaluation study was based on six domains, one being combined "saprolite", another supergene argillic, and the rest tonalite mineralization, either unaltered or with one of three alteration types.  A series of composites were made up for test work, representing early and remaining mine life, and high, medium and low-grade mineralization.  These composites contained varying proportions of the four tonalite alteration types and in two cases, 5% "saprolite" mineralization.

Comminution variability samples were also prepared, representing the individual alteration types.  Variability samples were also prepared for recovery tests by alteration type, but this work does not appear to have been carried out.  Sample selection for oxide mineralization test work in this study was not detailed.

Two main test composites were prepared for the 2013 evaluation study, a Gramalote Existing Recovery (GER) composite and a Gramalote Infill Recovery (GIR) composite.  Four additional composites were made up to explore the variability of the metallurgical response in more detail than on the individual variability samples.  One of these was termed the Gramalote Extension Recovery sample (EXR), and represented material at drilled depths from about 254-570 m.

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Table 13-1: Metallurgical Test work Summary

Year	Operator	Comment
2006-2007	AngloGold

Cyanide agitation leaching and heap leaching.  Agitation leaching gave good gold recoveries, averaging 92% for a 106 µm grind size.  Heap leach recoveries were assumed initially to be 70%.  However, subsequent data showed that actual heap leach recoveries were likely to be a little under 60% over a 1-2 year leach period.

2009	B2Gold	Column leach test work.
2010-2012	AngloGold

Heap and agitation leaching further examined.  Heap leaching test work included testing feed preparation using high pressure grinding rolls (HGPR) technology.  Bench-scale comminution tests on a number of composites.  Small- and medium-scale pilot testing of HPGR.  Flotation and gravity recovery test work.  Test work for cyanide destruction, oxygen uptake, rheology and thickening and bulk materials handling.  Mineralogy and mineralization characterization.

The flotation response of the Gramalote Ridge mineralization was excellent, with high recovery into a pyrite-rich concentrate over a range of grind sizes while producing a low-grade throw-away tail.

The 2012 evaluation study assumed a flowsheet that consisted of semi-autogenous grind (SAG) and ball mill with pebble crushing (SABC) comminution circuit, flotation and leaching of the float concentrate with gold recovery onto carbon.  The leach tailings were to be processed through a counter-current decantation (CCD) circuit with the overflow being treated by an acidification-volatilization-re-neutralization cyanide recovery circuit.

Pilot scale SAG mill testing.

2013	AngloGold

Flotation pilot plant.  Evaluation of throughput rates.  Review of use of gearless versus geared drive in the mill. Mineralogy and mineralization characterization.

Flowsheet modified to remove gravity separation from the primary grinding circuit and replace it with gravity separation in the regrind circuit.  Replaced carbon-in-pulp (CIP) circuit with pump cells because the silver content of the leach solutions was higher than had been recognized in earlier evaluation studies, and made the previously-planned CIP circuit unworkable

2014-2016	AngloGold

Evaluated mineralization screening.  Small-scale test work on upgrading and particle sorting.  Duplication of earlier evaluation study test work.  Large scale inter-laboratory comparison for drop weight and Bond ball work index tests.

The other sample composites represented fresh mineralization from the Trinidad deposit and Monjas West zone, and oxide mineralization.  The 100% oxide mineralization sample was used to make up two further composites, containing 10 and 30% oxide mineralization blended with equal parts of GER and GIR fresh mineralization.  The oxide test work sample was prepared from 14 separate drill holes.

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The screening test work used a number of samples.  The first sample batch 40 samples of crushed (-3 mm nominal) drill core rejects from the planned Gramalote Ridge pit area alone.  The second sample batch consisted of 100 drill core reject samples from the planned Gramalote Ridge pit area, 10 drill core reject samples from each of Trinidad and Monjas West and 10 samples of RC drill chips from Gramalote Ridge.  The third phase of work was bulk test work on 300 t of material, with samples sourced from the 2007 adit.

Test work in 2015 used samples derived from a surface trench.  Samples were originally planned to come from three trenches, but only one trench was used because of sampling issues related to the material being more competent than expected.

13.2.3 Mineralization Characterization

Head analyses completed as part of the 2012 evaluation study indicated:

  Low amounts of cyanide-soluble copper; about 10-25% of the copper in the sulphide mineralization is cyanide soluble;

  The cyanide soluble copper content of the "saprolite" mineralization was below detection limit, whilst the total copper content was in the same range as the sulphide mineralization;

  The organic carbon content was low;

  Arsenic and mercury were below detection limit;

  Other metals capable of forming cyanide complexes were low.

Results of characterization studies in the 2013 evaluation study were:

  Silver head grades appear to be more consistent than gold.  Samples with a low gold head grade have a relatively much higher silver grade.  This was most obvious in the 100% oxide ("saprolite") blend and in the EXR sulphide mineralization sample.

  Sulphur head grades are quite consistent in the sulphide mineralization samples;

  Copper is present in all samples at concentrations, generally <0.01%.  The concentration is similar in the 100% oxide mineralization.  However, it is substantially higher in the Monjas West composite, at 0.06%;

  Cyanide soluble copper was below detection limit (0.002%) in all samples;

  Organic carbon was below detection limit of 0.05% in all head samples except GIR, where it was 0.10%.  The level was 0.2% in both sulphide-oxide blends;

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  Carbonate carbon was present in all samples at similar but lower concentrations to total sulphur.  Both sulphur and carbonate carbon were very low in the 100% oxide mineralization;

  Arsenic and mercury were below detection limit in all samples;

  Whole rock analyses were similar for all samples, including oxide mineralization.

13.2.4 Mineralogy

Quantitative evaluation of materials by scanning electron microscopy (QEMSCAN), X-ray diffraction (XRD) and optical microscopy was undertaken.

XRD data showed that all the composites have similar bulk composition, dominated by plagioclase (Na-Ca) and quartz with minor potassium feldspar, chlorite and calcite.

Pyrite was the dominant sulphide present.  The observed gold grains were mostly either liberated or associated with pyrite.  The average grain size of the gold is estimated to be about 60 µm.  Gold grains have been observed in pyrite down to 0.2 µm in size.

Silver mineralogy in fresh tonalite mineralization is highly complex, and the metallurgical performance for both flotation and leaching is likely to be variable.  Silver was observed in native form, in galena, in tellurides and in bismuth or antimony sulphides as well as alloyed with gold.

Examination of the causes of lost gold from pilot plant products indicated that at coarse grind sizes of 250-350 µm, 40-50% of losses are in the -20 µm fraction.  The leach residue was dominated by losses of fine gold particles, <7 µm in size, in the form of fine free gold.  The sample examined in this study assayed 1.1 g/t Au and was likely from the initial concentrate leach test work, while later leach residues assayed much lower at 0.2-0.3 g/t Au with optimization of leach parameters.

13.2.5 Comminution

The Gramalote Ridge sulphide mineralization is quite competent, with an average A x b close to 40 from SMC tests.  The average Bond ball mill work index for Gramalote Ridge mineralization is 13.2 kWh/t using a 300 µm closing screen.  Mineralization from the Trinidad and Monjas West areas have similar characteristics, but appear to be slightly more competent.

The Gramalote Ridge sulphide mineralization is moderately abrasive, with an abrasion index (Ai) of 0.38.  The oxide mineralization is much less abrasive, with Ai values ranging from 0.08 to 0.16.

A spatial plot was produced of all Bond work index (BWi) data.  It shows evidence of a zone of higher BWi material across the northern half of the central high-grade area of the deposit.  Samples from the adit fall within this zone of harder material.

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13.2.6 Heap Leach

Heap leach test work indicated that samples lost permeability as load was increased, with heap heights of 30 m or greater resulting in very low permeability for the two agglomerated samples.  Deslimed samples had lower permeability than the agglomerated samples under low load (10 m) but maintained permeability better as load was increased.  In all cases permeability was less than the usual target of 10 L/m2/h once heap height exceeded 10 m.

13.2.7 Gravity Recovery

Results from gravity recoverable gold tests on sulphide materials indicated that there is significant gravity recoverable gold in sulphide mineralization (26.4% gold recovery into a 0.06 to 0.07% mass) that may not all be recovered by flotation in the laboratory environment.  FLSmidth-Knelson recommended the inclusion of a gravity recovery circuit in the Gramalote project flowsheet based on modeling results, however, later flotation testing with and without gravity recovery were deemed to give similar results and the overall recovery differences were not considered to be sufficient to justify a gravity circuit.

13.2.8 Flotation

Grind, Pulp, and Reagent Optimization Tests

A number of grind size/flotation optimization tests were conducted.  A grind size of 80% passing 300 µm was used in the 2013 evaluation study.  Pulp density optimization tests resulted in a pulp density of 40% solids being used in the majority of test work.  The pulp density was reduced to approximately 36% solids for bulk flotation testing, to help control mass pull.  Alternative reagent combinations and different addition rates were also evaluated, which resulted in a 30 g/t PAX (potassium amyl xanthate) addition being used in testing.  Examination of different grinding media indicated that the plant electrochemical conditions are expected to be closer to test results using stainless steel.

Pilot Tests

Two pilot flotation campaigns were conducted, one as part of SAG/ball mill pilot work undertaken in Santiago during 2012, and the second at SGS Lakefield.  However, both campaigns had issues which impacted the usefulness of results.  The first test was impacted by the coarse grind; the second by the ball mill feed being crushed too fine, resulting in a finer than intended grind size and lengthy stoppages due to blocking of the mill feed chute and other problems.  In the SGS Lakefield tests, gold recovery for the GER composite was 97.6% at 7.9 minutes, into 3.7% mass, while for the GIR composite it was 95.6% into 3.0% mass after the same flotation time.  These flotation recoveries did include gravity recovery by Knelson concentrator.

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Bulk Flotation Tests

Larger-scale bulk flotation was carried out on 'Fresh Composite 2' which was comprised of material derived from the existing adit, consisting of equal parts N1F3, N3F3, N4F3, N5F3 and N6F3.  N2F3 was excluded due to its very low grade.

Two initial sighter tests were completed to determine optimum rougher residence times in the large cell.  Test SC290-50 involved 30 minutes rougher flotation collecting nine concentrates.  The results showed both mass and gold flotation recoveries were lower than expected at 2.4% and 94% respectively.  Test SC290-51 involved both extended flotation time to 45 minutes and increased frequency of concentrate removal which gave slightly better gold recovery kinetics and a final recovery increased to 97.8%.  The mass recovery was however excessive at 10.3%.  The results after 30 minutes residence, to compare with the initial test, were 7.5% mass and 97% recoveries for mass and gold respectively.  It was decided to continue with production of bulk concentrate and tailing without changing conditions as the priority was to produce materials for downstream test work needed for engineering design.

Test SC290-52 was carried out to produce rougher tailings for dynamic thickening tests by Outotec.

After completing bulk production of concentrate and tailings, a test was carried out to determine if removing the froth crowder would improve flotation kinetics.  The test with no froth crowder was practically identical to the bench scale tests, in respect to both kinetics and recovery vs mass pull.  It was concluded that the froth crowder was inhibiting recovery in flotation of sulphide mineralization.

Cleaning Tests

The flowsheet envisaged during the 2012 evaluation study update test work by SGS Lakefield did not include separate cleaner cells.  The rougher concentrate was to report direct to regrind and leach, while the scavenger concentrate reported to the head of the rougher bank.  By using a short residence time of five minutes in the rougher stage it was expected the mass pull could be markedly reduced, while the 10 minutes allowed for scavenging would maintain recovery.  A locked cycle test was carried out to test this concept.  Six cycles were completed, with the rougher concentrate and scavenger tailing from each cycle being final product.

The final predicted result was 98.8% gold recovery in 3.28% of the mass for the GER composite, and 97.1% in 3.22% of the mass for GIR.  The recycled mass of scavenger concentrate in the final cycle was 3.2% of the feed for GER and 2.9% of the feed for GIR.  SGS also cleaned the scavenger concentrate in a separate kinetic test, which yielded timed response data.  Cleaning the scavenger concentrate reduced the mass pull at final recovery by 1-2% mass.

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Contaminants in flotation concentrates were of three kinds:

  Entrained gangue;

  Gangue locked with the desired values;

  Other minerals which float under the reagent conditions used.

Two avenues to potentially reduce the concentrate mass pull to regrind and leaching were proposed:

  A cleaner circuit to reduce entrained gangue;

  An intermediate regrind to about 106 µm to liberate locked gangue, followed by a cleaner circuit.

Tests were carried out by ALS Santiago using two samples from the exploration adit, N3F1 and N6F1.  N3F1 was close to the average deposit head grade, and N6F1 was a high-grade sample.  Cleaning tests were carried out with no regrind and after grinding to P80s of 175, 150, 125 and 106 µm.  The primary grind was 80% passing 300 µm.  The rougher flotation time was 15 minutes.  For the test with no regrind, two rougher floats were completed, and the concentrates were combined for cleaning.  A single cleaner concentrate was taken after 17 minutes flotation and was sized with analyses on the size fractions.  This was both to investigate the effect of cleaning and check the concentrate sizing for regrind energy analysis.  The results showed that even with cleaning, the -20 µm fraction contributed the great bulk of the gangue, with all coarser size fractions having sulphur grades over 40%.  The maximum theoretical grade for pure pyrite is 54%.  This indicated that the pyrite was quite highly liberated.

The results show that simple cleaning with no regrind almost halved the mass pull.  There was a recovery loss of 2.3% despite the residence time in cleaning being slightly longer than in roughing.  Regrinding appeared to markedly slow down the recovery rate and reduced the final recovery by between 1.5 and 5.5%.  This recovery loss might be reduced with a longer residence time, but regrinding did not result in any improvement in the recovery vs mass pull relationship.

Cleaning was included in the bulk flotation test program.  It was not possible in this work to carry out the cleaning step in the large pilot flotation cells, so cleaning was carried out using a bench-top Denver laboratory machine.  The feed material was Composite 2.

The combined rougher concentrates were subjected to a timed cleaning test, collecting five stage concentrates over a total of 45 minutes.  The cleaner residence time was longer than the roughers so the concentrate could be pulled gently to maximize grade, whilst trying to reduce the recovery loss seen in the bench-scale test.  Three scavenger concentrates were taken and sub-sampled for assay, with the remainder being combined for cleaning.

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Cleaning of the rougher concentrate was very effective, achieving 93-96% gold recovery in the first 15 minutes of cleaning (recovery as a % of rougher feed) in a mass pull of 1.4-1.6% of rougher feed.  However, recovery continued slowly right up to concentrate stage 5 at 45 minutes and the grade of that concentrate was 0.6-0.75 g/t Au, potentially sufficient to justify downstream treatment.  The additional recovery in the 25 minutes of scavenging was small, at between 1-1.4%.  Of this, about 0.5% was recovered in the first 10 minutes of scavenging.  The grade of the scavenger concentrate was low, at 0.29-0.39 g/t Au, which is less than feed grade.  Cleaning of the scavenger concentrate resulted in close to 1% additional gold recovery into the first scavenger cleaner concentrate, collected over 15 minutes.  The grade of that concentrate was 2-4 g/t, justifying downstream treatment, provided the additional flotation residence time could be supported.  Subsequent scavenger cleaner concentrates were low grade.

Eight open circuit rougher-cleaner tests were carried out to provide concentrate for regrind energy testing at Metso, and tails rheology testing at Patterson and Cooke.  Final recovery into the cleaner concentrate was 96.5% in a mass of 2.4% of feed, which was half the rougher concentrate mass pull for a loss of 0.2% Au recovery.  Silver recovery was 81.4% with the loss to cleaner tail somewhat higher at 2.5%.

As additional sample was required to carry out leaching, carbon loading and concentrate settling tests, the opportunity was taken to investigate the grade and recovery achievable in a locked cycle test, recycling the cleaner tail to the head of the rougher stage.  The mass recovery in the locked cycle test was lower than in open circuit cleaning, being 2.0 vs 2.4%, and recovery was also slightly lower for gold at 95.9% vs 96.5%.  The final tails grade was slightly lower for the locked cycle test, although the difference is only 0.004 g/t and the higher recovery in the open circuit test is attributable to a higher calculated head grade.  Both silver and sulphur recovery were higher in the locked cycle test, Ag by 2.2% and sulphur by 9.6%.  A recycle loop was recommended to be incorporated in plant design.

13.2.9 Concentrate Leaching

Tests were conducted on composites GER and GIR to determine the optimum cyanide leach conditions for flotation concentrate.

FLSmidth and Metso completed tests to determine the energy required for regrinding.  The FLSmidth results indicated that the specific energy for a 25 µm grind was 7.5 kWh/t; Metso found the specific energy to grind to 80% passing 20 µm was 18.7 kWh/t.  Metso applied a correction factor to the initial test work results, to reflect the greater power efficiency of a Vertimill over a conventional ball mill; the final result was 12.2 kWh/t, a reduction of 35% on the experimental energy.  Metso then determined the energy required to grind the product of the jar mill test to 80% passing 15 µm in a stirred mill.  The estimated energy required is 14.4 kWh/t.

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SGS tested a range of regrind sizes, from 35 to 15 µm P80.  The majority of tests targeted 20-25 µm.  Subsequently, testing indicated that a regrind to 15 µm would lead to a 0.5% increase in gold recovery when compared to 22 µm.  Although the recovery benefit of finer grinding is small, because of the grade and relatively low flow rate of the concentrate, only a small recovery improvement was deemed to justify the change.

SGS had concluded from test data that cyanide concentrations down to 1 g/L reduced leach kinetics, but did not reduce final extraction, provided adequate residence time was allowed.  Below 1 g/L, leach extractions declined regardless of residence time.  The SGS results were re-evaluated to develop design criteria and recovery estimates.  Considering that oxygen is a much cheaper reagent than cyanide, a target cyanide concentration of 1.5 g/L was adopted, together with the use of oxygen rather than air.

The optimum pre-oxygenation time was investigated, using tests at 4, 8, and 22 hours pre-oxygenation time.  Subsequent tests investigated 24 hours and 6 hours pre-oxygenation time to represent a probable whole number of leach tanks.  Gold dissolution was the same under both conditions, but lime consumption was increased from 2.5 to 6.1 kg/t with the longer pre-oxygenation time and cyanide consumption was increased from 5.2 to 5.8 kg/t.  Plant design was based on 6 hours pre-oxygenation time (or the nearest value achieved with a single tank).

Eight tests were available to compare oxygen and air, in four pairs.  All tests with air achieved maximum values with 48 hours residence time.  The tests with oxygen were more variable, with the maximum values being reached at 10, 24 or 48 hours in different tests.

Leach kinetics were compared for carbon-in-pulp (CIP) versus carbon-in-leach (CIL).  Longer pre-oxygenation times appeared to have had no effect on leaching of gold or silver, but substantially increased both lime and cyanide consumption.

Carbon adsorption test work was carried out by SGS Lakefield and SGS Santiago.  ALS determined the equilibrium loading on carbon at 1 mg/L gold in solution to be 2,717 g/t, while for silver it was 473 g/t for 1 mg/L silver in solution.  The directly determined equilibrium loadings by SGS were much higher, at 6,008 g/t Au for composite sample GER and 5,100 g/t Au for GIR.  Silver equilibrium loadings were again much lower, at 1,346 g/t for GER and 1,515 g/t for GIR.

SGS and ALS Santiago carried out test work to determine the oxygen demand of sulphide mineralization concentrate.  For design purposes, the results by ALS were used.  In the work by ALS the dissolved oxygen concentration was less than 1 mg/L throughout the first 15-minute measuring period and did not change.  These results strongly indicate that the concentrate tested by ALS had much higher oxygen demand even before oxygen addition started.

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13.2.10 Thickening

Thickening test work was carried out by SGS Lakefield, and Outotec.

SGS Lakefield performed static settling tests on flotation tailings from pilot plant test work on GER and GIR sulphide mineralization composites.  Flocculant screening tests were carried out at 10% solids and Magnafloc 333 was selected.  The underflow density achieved varied from 58-70% on the two unscalped (whole tails; not screened) tails samples, and 62% on the scalped (-300 µm fraction after screening) sample.  The flocculant addition rate also varied widely, from 31-100 g/t on the two unscalped tails, and 59 g/t on the scalped material.  The scalped GIR tails achieved 55.5% underflow density at a solids loading of 0.552 t/m2/h and a flocculant dose rate of 65 g/t.  The overflow contained 58 mg/L suspended solids but was visually clear.

Outotec was asked to produce the maximum density possible without exceeding an unsheared yield stress of 50 Pa.  A range of flocculants were tried, and all had maximum settling rates over the addition rate range from 15-20 g/t.  The best flocculant was SNF-913 SH.  Outotec diluted the feed to 26% solids and tried four flux rates, 0.5, 0.7, 0.9 and 1.2 t/m2/h.  A number of floc dose rates were also tried.  Initial tests resulted in very high underflow solids densities, with consequent high yield stresses, up to 405 Pa.  Relationships between flux rate, flocculant dose and underflow density were not entirely consistent, but variations were over a small range.  Overall, the recommendation was to assume a flux rate of 0.9 t/m2/h, a flocculant dose rate of 20 g/t SNF 913 SH, a feed dilution of 26%, resulting in an underflow density of 62-64% solids and good overflow clarity.  These recommendations were adopted for the process design criteria, except that a dilution to 15% feed solids was allowed for.

SGS Lakefield carried out thickening tests on leach concentrates from the GER and GIR sulphide mineralization pilot plant concentrates.  The concentrates were tested before and after leaching, with the regrind size being 21-23 µm.  Flocculant addition rates were again high and variable in the static tests.  The underflow densities were variable, and the overflow clarities were highly variable.  The dynamic tests determined optimum feed dilutions varying from 5-10%, with flocculant addition rates varying from 66-185 g/t.  Underflow densities were more consistent, varying from 48-52% for GER and 51-52% for GIR.

13.2.11 Cyanide Destruction

Test work on cyanide destruction were run targeting a residual concentration of <1 mg/L weakly acid-dissociable (WAD) cyanide, but in the continuous INCO test, three higher WAD cyanide levels were also targeted, at 5, 10m and 20 mg/L.  Only the SO2-air (INCO) method resulted in outcomes that would satisfy environmental requirements before allowing for dilution.

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13.2.12 Materials Handling

Comminution sulphide mineralization composites were tested by Jenike and Johanson Limited (Jenike), for compressibility, flow function, wall friction, and bench-scale angle of repose and drawdown.  The information obtained was used as an input into effective bins, chute and stockpile designs.

13.2.13 Tailings Rheology

Test work to measure tailings rheology was carried out by SGS Lakefield and by Patterson and Cooke, using flotation and leach tailings.  These data were used to support thickener design, and provided an indication of the maximum density for centrifugal pumping.

13.2.14 Upgrading by Screening

A large-scale test program was conducted in 2014-2015.  Samples were mined from six positions spaced along a 200 m long adit.  Four different size range products were generated from the same head sample:  ROM, crushed nominal -53 mm, crushed nominal -23 mm, and crushed - 3 mm.  The effect of upgrade response was to change the gold recovery at each level of mass pull.  Thus, with a high response material, 10% mass pull recovered 53% of the gold whereas with a low response material, the recovery was 29%.  The effects of crushing on upgrade response appear to be rather variable with crush size.  The relationships also vary with how the upgrade response is calculated.

13.2.15 Recovery Variability Test Work

Three series of variability samples were tested.  The majority of the tests were on samples from the proposed Gramalote Ridge pit area, but individual samples from Trinidad and Monjas West were also tested.

All samples were analyzed quantitatively for Au, Ag, total Carbon (CT), total organic Carbon (TOC), total Cu (CuTotal), cyanide soluble Cu (CuCNSOL), total S, sulphide S (S=), As and Hg.  Semi-quantitative ICP scans and whole rock analyses were also completed.

Gravity recoveries for gold averaged 26.7% for all variability samples.  The range of recoveries was from 14.9 to 55.6%, but the standard deviation was only 8.9%.  Silver recovery by gravity was a lot lower, averaging 8.6% with a standard deviation of 4.2%.

Flotation testing was carried out at natural pH (typically 7.5 - 8) and 40% pulp density.  Potassium amyl xanthate at 30 g/t was the sole collector and MIBC at about 38 g/t was used as frother.  Gold recoveries by gravity plus flotation varied, with one exception, from 91.4 to 99.7%.  SGS calculated an overall average of 95.7% and note this is lower than expected based on the test work on the GER and GIR composites.  However, inspection of the data shows that a number of samples with head grades well below the mill cut-off grade were tested and these mostly have lower recoveries.  There does not appear to be a simple linear relationship between head grade and recovery.

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The average leach recovery at 48 hours for the entire data set is 97.4%.  There is no evidence that the bias of the sample set towards low-grade samples adversely affects the results.  There is no apparent relationship between leach extraction and mill feed grade.

The regrind size varied quite widely, from 15-33 µm, and showed at best a very weak relationship with leach extraction.

Leach extraction for both gold and silver is quite sensitive to cyanide concentration.

A further test work set was conducted on drill core material sourced from below 780 m RL at Gramalote Ridge, termed the EXR composite.  Gravity recovery was insensitive to grind size but was quite variable.  The initial leach rate of the EXR concentrate was much faster than the GER/GIR concentrates.  Maximum gold recovery was reached on average in 24 hours, compared to 48 hours for GER/GIR.  The final recovery was the same.  Silver recovery from the EXR composite exceeded the final 48-hour recovery from GER/GIR in about 15 hours.

Gravity test work on a sample from the Trinidad zone showed that gravity recoveries were very similar to the average for all variability samples and for the Gramalote Ridge GER and GIR composites.  Gold flotation was slower from the Trinidad mineralization, with recovery at seven minutes close to 4% lower than for GER and GIR, and final recovery about 2% lower.  This poorer outcome for Trinidad appears to be in line with the conclusion from mineralogical work that the pyrite in Trinidad mineralization was less liberated.  Bulk flotation tests achieved a recovery of 97.9% into 2.9% mass pull after 16.5 minutes.  The initial gold leach rate for the TNR composite was faster than GER and GIR, but then slowed and recovery was about 3% lower at 24 hours and 1% lower at 48 hours.  The leach rate for silver was however much higher than for GER/GIR and the final silver recovery was over 20% higher.  It appears that the silver mineralogy may differ between the Trinidad and Gramalote Ridge zones.  The average recovery for four Trinidad variability samples was 93.7% in 3.0% mass pull after nine minutes flotation time (modelled).  A further eight variability samples were selected from the Trinidad zone to test higher-grade mineralization.  All of the samples displayed a substantially better recovery versus the mass pull relationship.  The average leach results were 95.2% (weighted for head grade).  Several of the Trinidad leach curves showed evidence of some preg-robbing and this may have contributed to the lower final leach extractions.  The leach rates were extremely fast, with maximum recoveries generally reached in 2-6 hours.  A leach extraction of 95% at 30 hours was considered to be an overall reasonable estimate.

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Monjas West material was subject to three gravity recovery tests.  Gravity recoveries for gold were quite high, at up to 36.5%, although into a little higher mass recovery of 0.16%.  The Monjas West mineralization floated more slowly than the Gramalote Ridge composites and to a lower final recovery, although the differences are relatively small, a little over 1% at final recovery but about 2% at nine minutes flotation time.  A series of bulk flotation tests gave an average gold recovery of 98% after 15 minutes, into 3.6% mass.  The leach kinetics were initially faster than for the Gramalote Ridge composites, but then slowed and final recovery was lower.  After 30 hours, the estimated gold dissolution was 93.0%.  One variability sample was tested.  The flotation recovery at nine minutes was estimated as 93.2% into 4.8% mass yield.

13.2.16 Oxide Materials

2013 Tests

Three "saprolite" composites were prepared,  consisting of 10%, 30% and 100% oxide.  The 10% and 30% composites were prepared by blending the required proportions of the 100% oxide composite (SAP100%)  with a sulphide mineralization composite sample made by blending equal proportions of the GER and GIR Master Composites.

Test work on the saprolite material conducted in 2013 by SGS indicated that gravity recoverable gold was substantially lower than from sulphide mineralization, suggesting a finer gold grain size.  Gravity recovery of silver was very low at 7%.  The gravity tail was floated using as a baseline the conditions optimized for GER and GIR sulphide mineralization.

For the tests on the 100% oxide composite, the grind size varied from 250-300 µm, but over this range there was no consistent trend.  The total recovery after 20 minutes flotation, including gravity, averaged 62.2%.  The overall recovery from the blend improved from 62% on the 100% oxide mineralization, to 96.7% on the 10% blend.  Flotation recoveries were quite consistent, and suggest that the gold recoveries from oxide mineralization are relatively low, varying from 58-66% depending on the blend proportion.

SGS undertook some further tests to explore whether recovery could be improved by varying the reagents used.  Test work on the 100% oxide composite consisted of sulphidization using NaHS, and the use of a proprietary reagent, Cytec's MAXGOLD 900, together with NaHS.  Sulphidization achieved 78% average recovery from 100% oxide mineralization when used with PAX and MAXGOLD 900, and 80.7% when used with PAX alone.  Similar tests were carried out to optimize the reagent selection on the 30% and 10% oxide blends.  There was an improvement in recovery when sulphidization was used with PAX, and a drop when MAXGOLD 900 was added.  Despite lack of understanding as to why NaHS should improve gold recovery, and the unusually low dose rate, the results across all the tests conducted with NaHS were very consistent and suggested NaHS could greatly improve flotation recovery of gold from oxide mineralization.

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2015 Tests

In a second round of tests conducted by SGS Lakefield in 2015, average-grade saprolite (AGS) was 80% passing 250 µm, then passed through a laboratory Knelson concentrator and the gravity concentrate cleaned on a Mozley superpanner, to recover gold into a low mass pull concentrate.  Very low-grade tonalite material was ground to 250 µm, but not passed through the Knelson as very little total gold was expected to be present.  The reagent additions were 30 g/t of PAX and 20 g/t of MIBC.  The pH was natural (about 7.5), electromotive force (EMF) after grinding was mostly 100-200 mV and concentrates were collected for cumulative times of three, seven, 11, 15 and 20 minutes.  Gravity recovery from the AGS was 25% into a mass pull of 0.069%.  Flotation of 100% oxide mineralization resulted in a lower maximum recovery, but in particular, much lower recovery at low mass pulls than oxide mineralization blended with sulphide.

A series of tests was carried out to directly determine the effect on gold recovery from sulphide mineralization of blending oxide and sulphide mineralization.  The approach taken was to blend gold-bearing sulphide mineralization with very low-grade oxide mineralization.  Gravity gold was first removed from the sulphide mineralization component and amounted to 30% of the feed gold.  The gravity tail fed to flotation had a grade of 0.48 g/t Au.  The grind size was a target of 80% passing 250 µm.  The recovery from the sulphide mineralization reduced by 3% as the proportion of sulphide mineralization increased from 0-to 40%.

2016 Tests

Some additional tests of the effects of blending saprock with fresh mineralization were carried out as part of the 2016 test program at ALS Santiago.  These tests involved blending the hardest category of saprock (Ls>550) with sulphide mineralization, at 2% and 5%.  Results are difficult to interpret, but overall show that blending even hard saprock with fresh mineralization reduces recovery of gold, sulphur and silver.

A further test was conducted, attritioning a sample of AGS material, and removing the -20 µm fraction by decantation, to simulate cyclone separation in a plant.  A total of 92% of the gold reported to 65% of the mass in the sand fraction, with the slimes having a P80 of 38 µm and a P50 of just under 10 µm.  The gold grades in both sands and slimes size fractions were highly variable although generally the coarser fractions are higher grade.  The slimes were blended with average grade sulphide mineralization and floated.  A blend of 10% slimes is equivalent to a blend with 40-50% oxide mineralization.  These results cast doubt on the assumption that it is the oxide slimes that cause the interference with flotation of both oxide and sulphide mineralization.

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A single flotation test was carried out on the slimes produced by attritioning and decanting the AGS oxide sample.  Initial flotation was rapid, with 40% gold recovered into 3.6% mass in three minutes.  The flotation rate then slowed, but gold recovery continued at a faster rate than mass recovery up to the end of the test at 20 minutes, when 77% of the gold had been recovered into 22% of the mass.  It is probable that cleaning would substantially reduce the mass pull, but the low grade of the slimes would limit the economic flotation time.  However, the results again cast doubt on the assumption that the oxide slimes are the cause of the low gold flotation recovery from oxide mineralization.

Flotation test work was carried out at SGS Lakefield on the sand fraction of the oxide mineralization.  Two tests were carried out using a grind P80 of 250 µm and the standard reagent suite of PAX and MIBC.  The gold recovery was substantially higher than from previous tests on 100% oxide mineralization at similar grind sizes, averaging 82% after 20 minutes flotation, into 5.3% mass.  Two tests were then carried out to follow up on the results of the tests on sulphide mineralization that had shown a large benefit from the use of NaHS.  Results were disappointing, with recovery reduced compared to the tests using just PAX.  Two more tests were carried out in this test series, using 50 g/t copper sulphate.  Copper sulphate is used to activate pyrite, not free gold, but it was thought worth trying on the same basis as the possible use of NaHS.  The average recovery using copper sulphate was 73%, lower than with PAX alone but higher than with PAX and NaHS.

Grind Size Tests

Oxide material was ground to 80% passing 250, 106, 75 and 53 µm.  Duplicate flotation tests using the standard reagent additions (30 g/t of PAX and around 20 g/t MIBC as required) were carried out on the gravity tails, or direct on the ground feed for the 75 and 53 µm grinds.  There is a large improvement in recovery in going from 250 µm to 106 µm and a further improvement in going to 75 µm, but little change at 53 µm.  These sizes are consistent with knowledge of the gold grain size.  The recovery vs mass yield relationship improves substantially with finer grinding.  Since finer grinding would be expected to result in more gangue recovery by entrainment, this suggests that finer grinding improves gold liberation.

A test was carried out using cyanidation to explore the potential for combining bulk gravity separation at a coarse grind size with flotation of the gravity tail.  Gold dissolution by cyanidation from this gravity concentrate was relatively low, at 91%.  Based on whole-ore leaching of oxide mineralization, finer grinding would substantially improve this.  Flotation of the gravity tail, still at 500 µm, resulted in an average recovery of 54% of the gold in the gravity tail, into 5.8% of the mass after 20 minutes.  The overall recovery to concentrate from the sand fraction was 78.7%.  Assuming the gold in slimes was lost, this would reduce to 72.4%.  The overall gold recovery by this process was 68%.

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An extra test work series was carried out to determine the effect of floating a blend of oxide sands and sulphide.  Three blends were prepared, containing 10%, 20% and 30% oxide sands blended with sulphide mineralization.  The three test blends were made up from the required proportions of the two gravity tails and floated using the standard conditions; target 40% solids, natural pH, 30 g/t of PAX stage added and MIBC as required.  The actual gold recoveries from the blends were higher than the expected recoveries and the mass recoveries were lower.  These results suggest that the effects on flotation of blending oxide and fresh mineralization are not due to the slimes, but some other chemical or mineralogical factor currently not identified

Three test blends were made up of 0%, 2% and 10% slimes, to test if oxide mineralization slimes could be mixed with sulphide mineralization without detriment to flotation recovery.  Blending slimes and sulphide mineralization markedly reduced recovery compared to expectations.  The reduction was almost the same at both 2% and 10% slimes.  The recovery vs mass pull relationship was much better for the test with no slimes addition.  The relationship is similar for the 2% and 10% slimes blends, but the final mass pull was almost doubled at 10% slimes.  Silver recovery reduced with increasing percentage of slimes.  Considering that the silver content of the oxide mineralization tested was low, this effect is almost certainly due to interference by slimes.

Whole-Ore Flotation

Test work was carried out at ALS Santiago floating ground oxide mineralization, with no desliming, using NaHS.  The initial tests were at a 250 µm grind size, followed by testing at a 106 µm grind.  These tests suggested that whole-ore flotation without the use of NaHS might be feasible if the grind size was reduced from 250 µm.  There was a very large increase of 15% in recovery by reducing the grind from 250 µm to 106 µm.  There was only a small increase in recovery of just under 1% in going from 106 µm to 75 µm.

Concentrate Leaching

Two bottle roll leach tests were carried out on the Sapro-1 oxide composite.  The gold extraction was very high, although the leach rate was moderate.  The total extraction did improve slightly with finer grinding, reaching 99.2% with a 68 µm grind as against 97.9% at 137 µm.  The leach kinetics was considerably faster at the finer grind, reaching close to maximum recovery after 24 hours, compared to 48 hours at the coarser grind.  Cyanide consumption was very low at 0.03-0.06 kg/t although lime was moderate at 0.7-1.8 kg/t.  Silver dissolution was quite low, at 66-68%.

ALS Santiago completed an oxygen demand test.  The uptake rate was very low at the start, when the pulp was in contact only with air.  It then rose and dropped again, before appearing generally to rise as oxygen injection continued.

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An equilibrium carbon loading test was carried out using oxide concentrate leach slurry.  The equilibrium loading for gold at a solution grade of 1 mg/L was determined as 4,105 mg/L and for silver it was 1,063 mg/L. These are approximately double the concentrations achieved with sulphide mineralization.

A single leach test was carried out on a blend of sulphide and oxide materials (23% oxide concentrate and 77% fresh).  Cyanide continued to be consumed up to the end of the test.  Gold dissolution was only measured at one intermediate time as the leach had carbon added.  This showed a gold recovery after 30 hours of 99.1%, falling to 98.6% at 42 hours.  Silver dissolution was 83.1% at 30 and 42 hours.

Materials Handling

Four samples were tested at the University of Newcastle Centre for Bulk Solids and Particulate Technologies.  All four samples could be classed as very difficult handling at their worst-case moisture levels.

Recovery Variability

Three saprock variability samples were generated.  Flotation test work final recoveries of gold varied from 80-90%.  Gold recovery increased with increasing sample hardness.

13.3 Recovery Estimates

Recovery estimates were based on life-of mine (LOM) assumptions.

Flotation and mass recovery models were fitted to each set of test results, and used to predict recovery at a series of flotation times.  The relationship between flotation head grade and flotation tails grade was established.  The projected recovery was calculated using the head-tail grade relationship and the planned plant feed grades.  The recovery calculated using the relationship between tail and head grade is on average 0.5% higher than the actual recovery.

Table 13-2 summarizes the projected average gold and silver recoveries for the zones that have existing metallurgical test work.

The 2020 PEA, which is only based on Gramalote Ridge, assumes an overall average recovery of 94.3% for the Gramalote Ridge material, as follows:

  Sulphide material recovery forecast:  94.8%

  Oxide material recovery forecast:  77.9%.

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Table 13-2: Recovery Projections

Zone/Mineralization Type	Recovery Projections
	Au (%)	Ag (%)
Gramalote Ridge sulphide	94.8-95.6	46.3
Trinidad sulphide	90.8-91	52.7
Monjas West sulphide	87.6	60.9
Oxide (Gramalote Ridge, Trinidad, Monjas West)	81.7	46.8

Note that the Gramalote Ridge recovery projections are based on LOM average.

13.4 Metallurgical Variability

Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the Gramalote Ridge zones.  Samples were selected from a range of locations within the deposit zones.  Enough samples were taken so that tests were performed on sufficient sample mass.

The variability test work for the Trinidad deposit may not be fully representative of the mineralization that may be able to be extracted, as much of the sample material came from a location to the north of, and outside of, the current the resource estimation area.  The mineralization within the resource estimation area is both thicker and higher-grade than that of the area sampled for metallurgical test work.

Only one variability sample was tested from the Monjas West zone, and more test work is likely required.

13.5 Deleterious Elements

No deleterious elements are known from the processing perspective.

13.6 Trade-off Studies

Throughputs of between 10-24 Mt/a, in steps of 2 Mt/a, were evaluated.  A sulphide design throughput rate of 11 Mt/a was selected for 2020 PEA purposes.

Alternative comminution circuits for sulphide mineralization were reviewed, including:

  Option 1:  Semi-autogenous grind (SAG) circuit with ball mill circuit (SABC) circuit using SAG milling in closed circuit with a pebble crusher, followed by ball milling in closed circuit with hydrocyclones;

  Option 2:  Three stage crushing using high pressure grinding rolls (HPGR) as the third crushing stage, followed by ball milling;

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  Option 3:  Three stages of crushing (gyratory and cone) followed by ball milling.

A SABC circuit was selected for the purposes of the 2020 PEA.

Process options evaluated included:

  Grinding, leaching and CIP;

  Three-stage crush and heap leach;

  4.5 Mt/a agitation leach plant with a 3.5 Mt/a heap leach.

A process route consisting of milling, flotation and leaching of the concentrate was selected for 2020 PEA purposes.

A pebble rejection/sorting option to reject the coarser pebbles ejected from the SAG mill to waste was reviewed.  Particle characterization using near-infrared spectroscopy, colour photometric analysis, X-ray transmission analysis, and an electromagnetic sensor did not prove effective, and the pebble rejection/sorting option was not considered further.

Evaluation of a gravity-recoverable gold circuit for the sulphide mineralization with flash flotation incorporated into the grinding circuit was conducted.  The conclusion was to install the flash flotation cell and defer the gravity gold recovery circuit.

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14.0 MINERAL RESOURCE ESTIMATES

14.1 Introduction

Mineral Resource models for Gramalote Ridge and Trinidad were built by B2Gold in 2019.

Drilling to 9 October, 2018 was included in the resource models.

14.2 Exploratory Data Analysis

Review of drill core and statistical analysis of the gold grades relative to logged features support that the main mineralization controls at Gramalote Ridge are:

  Quartz-sericite, potassic (K-feldspar) and sericite alteration (with codes of 2 or greater);

  Veins designated as Type 1, Type 2, and Type 5 (refer to descriptions in Table 7-2);

  Higher grades at Gramalote are associated with elevated pyrite and chalcopyrite abundance

At Trinidad, mineralization is associated with stockwork veinlets and with alteration along the veinlet margins.  Alteration is dominantly quartz-sericite, although some potassic alteration is also observed.  Veinlets are associated with the same types as observed at Gramalote Ridge (Type 1, Type 2 and Type 5).

14.3 Geological Models

14.3.1 Mineralization Zones

Gramalote Ridge

Low grade (LG) and high grade (HG) mineralization domains were interpreted for Gramalote Ridge.  Both domains were used for gold grade capping, but only the LG (which includes the HG domain) was used in the final grade estimation.

In the LG domain, drill hole intervals were manually tagged as low grade if they met a nominal cut-off grade of 0.1 g/t Au.  Samples at the threshold were omitted or included based on Type 1 + Type 2 + Type 5 vein content, and surrounding drill holes.  A general 10 m minimum thickness was used, but allowance was made for continuity with adjacent holes.  LG wireframes were created using the "intrusion" models in Leapfrog Geo.  Local orientations were adjusted, and some manual points were added to control the model.

In the HG domain, intervals were tagged as HG if they met a nominal 0.6 g/t Au cut-off.  As with the LG domain, samples at the threshold were omitted or included considering mineralizing vein abundance, pyrite and chalcopyrite content, and adjacent drill holes.  A general minimum thickness of 5 m was used, sometimes less for the sake of continuity with adjacent holes. HG wireframes were created as "vein" models in Leapfrog Geo.

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The HG wireframe volumes were validated by creating an indicator model of the HG tags (IND=1) within the LG wireframes.  This check suggested that the HG wireframes under-represented the HG volume by as much as 40%.  This agreed, at least qualitatively, with observations during review of sections and levels.  Due to this potential negative bias, the HG wireframes were not used for final grade estimation.  Further investigation during the next project phase is warranted.

A 3D perspective view (Figure 14-1) shows the overall orientation and widths of the mineralized zones at Gramalote Ridge.

Trinidad

Mineralized intervals were manually selected if they met a nominal 0.1g/t Au cut-off. Samples at the threshold were omitted or included based on Type 1 + Type 2 + Type 5 vein content, and mineralization continuity in surrounding drill holes.  A general 10 m minimum thickness was used, but allowance was made for continuity with adjacent holes.  Eleven separate mineralized wireframes were created, with two, LG1 and LG2, representing more than 75% of the tonnage.  Figure 14-2, a 3D perspective view of the modeled mineralized zones at Trinidad, shows the general orientation and relative size of each of the zones.

14.3.2 Weathering Model

Three weathering surfaces were created for each zone:

  Base of soil/colluvium;

  Base of saprolite;

  Base of saprock.

Soil/colluvium was used for density assignment; grades were not estimated for this material type.  Saprolite and saprock were used to assign density and pit slope/work-index domains but not as boundaries to the grade estimates.

Mineralization within saprolite and saprock is weathered insitu and does not show significant displacement relative to underlying mineralization in unweathered rock.

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Figure 14-1: 3D Perspective View of Gramalote Ridge Mineralized Zones

Note:  Figure prepared by B2Gold, 2020.

Figure 14-2: 3D Perspective View of Mineralized Zones at Trinidad

Note:  Figure prepared by B2Gold, 2020.

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Gramalote Ridge

The base of soil/colluvium, saprolite and saprock surfaces were based on logged weathering codes from drill holes as offsets of the topographic surface.

Trinidad

The base of soil/colluvium, saprolite and saprock surfaces were based on logged weathering codes from drill holes as offsets of the topographic surface.

14.4 Density Assignment

Bulk densities were applied to the deposit models based on the mean of the domain and weathering state.  Obvious outliers were excluded from the dataset prior to these calculations.  Table 14-1 shows the density values used in the Gramalote Ridge block model, and Table 14-2 provides the values used in the Trinidad estimation.

14.5 Grade Capping/Outlier Restrictions

Capping levels were identified in each domain/sub-domain using distribution (probability) plots, deciles and spatial observation of high-grade assays.

14.5.1 Gramalote Ridge

Assays within each mineralization domain (HG, LG, Waste) were capped separately. In addition, three capping sub-domains were created to represent the relative occurrence of high-grade samples in different areas of the deposit.  Capping levels are shown on Table 14-3.

Overall, capping removes approximately 3-4% of the gold metal content.

14.5.2 Trinidad

Assays for each mineralization domain were capped separately (Table 14-4).

Overall metal reduction is 4% but varies by domain from 1% to 23%.  In the key domains, LG1 and LG2, capping removes 2% of the gold metal content.

14.6 Composites

Down-hole composites of 6 m length were created for Gramalote Ridge, and 4 m length composites were created for Trinidad.  The composite length was chosen as a balance between reducing the composite variance for variography and kriging while maintaining reasonable variance observed in the deposit.

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Table 14-1: Densities Assigned to the Block Model, Gramalote Ridge

Weathering	Mineralized				Waste
	n	Mean SG	StdDev	CV	n	Mean SG	StdDev	CV
Soil/colluvium (700)	0	1.7*	n/a	n/a	1	1.7	n/a	n/a
Saprolite (300)	2	1.92*	n/a	n/a	20	1.92	0.433	0.23
Saprock (200)	4	2.56	0.341	0.13	30	2.44	0.348	0.14
Fresh (100)	940	2.65	0.080	0.03	1821	2.64	0.076	0.03

Table 14-2: Densities Assigned to the Block Model, Trinidad

Weathering	Mineralized				Waste
	n	Mean SG	StdDev	CV	n	Mean SG	StdDev	CV
700 (Soil/colluvium (700)	0	1.8	n/a	n/a	0	1.8	n/a	n/a
300 (Saprolite (300)	0	2.0*	n/a	n/a	0	2.21	n/a	n/a
200 (Saprock (200)	3	2.3*	n/a	n/a	3	2.4*	n/a	n/a
100 (Fresh (100)	102	2.64	0.048	0.02	296	2.61	0.056	0.02

*Values for domains with insufficient samples were extrapolated from other domains

Table 14-3: Au and Ag Capping Levels, Gramalote Ridge

Domain	Cap Domain 1 Au Cap Level	Cap Domain 2 Au Cap Level	Cap Domain 3 Au Cap Level
1000 (HG)	40	15	15
2000 (LG)	15	10	15
4000 (WST)	3
Domain	Cap Domain 1 Ag Cap Level	Cap Domain 2 Ag Cap Level	Cap Domain 3 Ag Cap Level
1000 (HG)	40	11	5
2000 (LG)	30	50	80
4000 (WST)	40

Capping was done prior to compositing.  New composites were started at the beginning of the mineralization zone boundary and composite width was allowed to vary to avoid short composites at the end of intervals.  Composite distribution statistics are presented in Table 14-5 for Gramalote Ridge and Table 14-6 for Trinidad.

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Table 14-4: Capping Levels, Trinidad

Domain	Number of Samples	Number Capped	Au Cap Level g/t)	Ag Cap Level g/t)
LG	69	6	1.5	4.0
LG0	214	8	2.0	2.0
LG0B	131	7	2.0	4.0
LG1	1,393	9	6.0	10.0
LG2	993	10	3.5	25.0
LG3	5	0	1.0	1.0
LG3A	75	3	2.0	0.6
LG3B	41	1	0.6	1.0
LG13	18	1	1.0	1.0
LG14	128	2	4.0	2.0
LG15	70	1	3.0	15.0
Waste	5,537	5	1.0	4.0

Table 14-5: Gold Grade Statistics, 6-m Composites, LG Domain, Gramalote Ridge

Statistic	Uncapped assays	Capped Assays	Capped Assays (Length wt)	Undeclustered 6 m Comps	Declustered 6m Comps
N	27,104	27,104	27,104	6,987	6,987
Min	0.003	0.003	0.003	0.003	0.003
Mean	0.85	0.81	0.74	0.74	0.63
Median	0.23	0.23	0.23	0.38	0.38
Max	134.50	40	40	17.13	17.13
CV	3.22	2.66	2.52	1.51	1.59
Var	7.44	4.66	3.42	1.24	0.99

Note: LG domain is inclusive of the HG domain.

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Table 14-6: Gold Grade Statistics, 4-m Composites Mineralized Domains, Trinidad

Statistic	Uncapped assays	Capped Assays	Capped Assays (Length wt)	Undeclustered 4 m Comps	Declustered 4 m Comps
N	3,137	3,137	3,137	915	915
Min	0.0025	0.0025	0.0025	0.0025	0.0025
Mean	0.617	0.571	0.507	0.504	0.462
Median	0.269	0.269	0.269	0.352	0.352
Max	18.45	6.0	6.0	4.60	4.60
CV	1.858	1.428	1.474	1.032	0.962
Var	1.312	0.666	0.558	0.270	0.198

14.7 Variography

Variograms were run on 6 m capped composites for Gramalote Ridge to evaluate spatial continuity and trends to gold mineralization and for use in gold grade estimation checks.  For the ordinary kriged (OK) estimate, the nugget was adjusted down about 33% so that it would reconcile better with change-of-support distributions.  Sills for the other structures were increased proportionately.  Table 14-7 summarizes the variography.

Variograms were not run on Trinidad because of the widely-spaced data.

14.8 Estimation/Interpolation Methods

Mineralization domain wireframes were coded to subcells (minimum 2 x 2 x 2 m) in the block model.  The LG mineralization domain served as a hard boundary relative to the waste domain for grade estimation.  For Gramalote Ridge, the LG domains, which are inclusive of the HG domains, were the basis of the estimate.  For Trinidad, numerous LG domains were used.

Using 6 m capped composites at Gramalote Ridge and 4 m capped composites at Trinidad, gold and silver grades were estimated into 10 x 10 x 10 m blocks for the LG domain and 20 x 10 x 20 m blocks for the waste domain.  Search orientations were controlled by Datamine's dynamic anisotropic search.  With this method, the search ellipse is re-oriented (within user-set limits) to the local orientations of the mineralized zones.

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Table 14-7: Variogram Models, Gramalote Ridge

Domain	Nugget	Structure 1-Spherical				Structure 2-Spherical				Purpose
		Sill	Range-Strike	Range-Across	Range-Dip	Sill	Range-Strike	Range-Cross	Range-Dip
LG	0.5	0.4	30	15	35	0.10	150	50	150	As-modeled
LG	0.35	0.50	30	15	35	0.15	150	50	150	Used for kriging

Composites were shared across the oxide (saprolite)/fresh boundary for estimation.  In areas where saprolite is mineralized the mineralized portion has a similar grade tenor in the saprolite relative to fresh rock.

At Gramalote Ridge, all drill holes were used to estimate saprolite and saprock blocks; however, Hydracore drilling which focused only on saprolite was excluded for estimates of fresh rock.

For Gramalote Ridge, gold and silver grades were estimated using inverse distance weighting to the third power (ID3), inverse distance weighting to the fourth power (ID4), OK, and nearest neighbour (NN) algorithms into parent-sized blocks.  Mineral Resources are reported from the ID3 estimate.

For Trinidad, gold and silver grades were estimated using ID3, ID4 and NN interpolations into parent-sized blocks. Mineral Resources are reported from the ID3 estimate.

The estimation plan is summarized in Table 14-8.

Waste block grades were also estimated for mine planning purposes.

14.9 Block Model Validation

Block grade estimates classified as Indicated and Inferred were validated using the following methods:

  Comparison of different declustering (NN and cell declustering) methods;

  Visual comparison of block grades to composites on cross sections and levels;

  Comparison of global block statistics for different estimation techniques;

  Swath plots to review potential local biases in the estimates;

  Change of support comparisons (Gramalote Ridge only).

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Table 14-8: Grade Estimation Plan

Domain	Search Pass 1
	Search (m)	Min Comps	Max Comps	Max per DH
Gramalote Ridge	80 x15 x 80	4	12	3
Trinidad	80 x15 x 80	5	16	4
Domain	Search Pass 2
	Search (m)	Min Comps	Max Comps	Max per DH
Gramalote Ridge	120 x 22.5 x 120	4	12	3
Trinidad	120 x 22.5 x 120	5	16	4
Domain	Search Pass 3
	Search (m)	Min Comps	Max Comps	Max per DH
Gramalote Ridge	200 x 37.5 x 200	1	12	3
Trinidad	200 x 37.5 x 200	1	16	4

14.9.1 Gramalote Ridge

Composite Declustering

Two methods of composite declustering were run, including a tonnage-weighted NN method and cell declustering (cell size of 65 x 30 x 65 m, with eight offsets).  The two declustering methods produced similar results.

Visual Comparison

Mineralization domains, composite grades and block model grades were reviewed in detail on 40 m spaced vertical cross sections and 25 m spaced levels.  Generally, the model represents the drill hole grades well and there are no obvious over-projections of high or low grades observed in the final models.

Global Model Statistics

The global means at 0 g/t Au cut-off for ID3, ID4, OK and NN estimates compare within acceptable levels for Indicated blocks (approximately 1% difference) and Indicated and Inferred blocks (1-3% difference).  These comparisons are well within industry standard acceptable levels.

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Swath Plots

Swath plots show the ID3 and OK models track the NN model (representing declustered composites) quite well.  There is an approximate 50 m swath in the easting direction of the OK model that shows increased grade in the model relative to the NN estimate.  This is a small area that has been classified as Inferred Mineral Resources and has a minor risk associated with it.

Global Change of Support

A comparison of modeled tonnes and grade for NN, ID3, OK and theoretical change-of-support for a 10 m x 10 m x 10 m selective mining unit (SMU) using the discrete-Gaussian method was completed for the Indicated and Inferred blocks, assuming no constraint from pit outlines.

At gold cut-off grades ranging from 0 g/t to 1.0 g/t, the ID3 model is within 1% to 3.5% of the theoretical tonnes and grade predicted by the change-of-support method.

Conclusions

The comparison of change-of-support results to various estimates, particularly in the gold grade cut-offs of economic interest, and the better representation of the ID3 model compared to the drill hole composites from the visual review on cross sections, supported the decision to use the ID3 model as the most appropriate estimate to use in Mineral Resource reporting.

14.9.2 Trinidad

Visual Comparison

Mineralization domains, composite grades, and block model grades were reviewed in detail on 50 m spaced vertical cross sections and 25 m spaced levels.  The model is considered to reasonably represents the drill hole grades.

Global Model Statistics

The global means using a zero gold cut-off grade for the ID3, ID4 and NN estimates compare within acceptable levels for Inferred blocks (approximate 2% difference).  These comparisons are well within industry-acceptable levels of difference, particularly for an Inferred Mineral Resource.

Conclusions

The checks completed on the Trinidad model support that the model can be used for classifying Inferred Mineral Resources.

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14.10 Classification of Mineral Resources

Drill hole spacing for resource classification at Gramalote Ridge is as follows:

  Indicated: 50-60 m drill hole spacing;

  Inferred: 100-120 m drill hole spacing

Drill hole spacing for resource classification at Trinidad is as follows:

  No Measured or Indicated classified;

  Inferred: 100-120 m drill hole spacing or any block within 30 m of a drill hole.

14.11 Reasonable Prospects of Eventual Economic Extraction

Mineral Resources for Gramalote Ridge and Trinidad considered potentially amenable to open pit mining methods were constrained within conceptual Lerchs-Grossmann (L-G) pit shells using the parameters in Table 14-9.

Based on these costs and assumptions, the break-even cut-off grades for Gramalote Ridge are 0.15 g/t Au for oxide and 0.19 g/t Au for sulphide.  Calculated cut-off grades for Trinidad are 0.16 g/t Au for oxide and 0.20 g/t Au sulphide.

Mineral Resources potentially amenable to open pit mining are stated above a cut-off of 0.15 g/t Au for oxide and above 0.20 g/t Au for sulphide.

14.12 Mineral Resource Statement

Mineral Resources have been classified using the 2014 CIM Definition Standards.

The Qualified Person for the estimates is Mr. Tom Garagan, P.Geo., B2Gold's Senior Vice President, Exploration.  Mineral Resources have an effective date of 31 December, 2019.

Indicated Mineral Resources are reported in Table 14-10.  Inferred Mineral Resources are provided in Table 14-11.

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Table 14-9: Conceptual Pit Shell Parameters

Parameter	Unit	Gramalote Ridge	Trinidad
Gold price	US$/oz	1,500	1,500
Silver price	US$/oz	18	18
Gold recovery (process)%		95.0 (sulphide) 83.9 (oxide)	90.9 (sulphide) 81.7 (oxide)
Silver recovery (process)%		55.3 (sulphide) 22.0 (oxide)	52.7 (sulphide) 46.8 (oxide)
Average mining cost	US$/t mined	2.13	1.82
Process cost	US$/t processed	4.00 (oxide) 6.56 (sulphide)	4.10 (oxide) 6.66 (sulphide)
Site general	US$/t processed	1.89	1.89
Selling cost	%/oz produced	50.52	50.52
Pit slopes	Degrees	27.4º (weathered rock) 50.7-57.6º (fresh rock)	27.4º (weathered rock) 45.4-51.3º (fresh rock)

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Table 14-10: Indicated Mineral Resource Statement

Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Silver Grade (g/t Ag)	Contained Silver Ounces (x 1,000)
Gramalote Ridge Sulphide	78,200	0.85	2,140	1.05	2,600
Total Indicated Mineral Resources	78,200	0.85	2,140	1.05	26,00

Table 14-11: Inferred Mineral Resource Statement

Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Silver Grade (g/t Ag)	Contained Silver Ounces (x 1,000)
Gramalote Ridge Oxide	6,000	0.61	120	1.65	300
Trinidad Oxide	3,100	0.55	50	1.86	200
Subtotal Oxide Inferred	9,100	0.59	170	1.72	500
Gramalote Ridge Sulphide	105,600	0.70	2,370	0.95	3,200
Trinidad Sulphide	14,400	0.62	290	1.00	500
Subtotal Sulphide Inferred	120,100	0.69	2,660	0.96	3,700
Total Inferred Mineral Resources	129,200	0.68	2,830	1.01	4,200

Notes to accompany Mineral Resource Tables:

1. Mineral Resources have been classified using the 2014 CIM Definition Standards.

2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., B2Gold's Senior Vice President, Exploration.

4. Mineral Resources are reported on a 100% project basis.  B2Gold holds a 48.3% interest; the remaining 51.7% interest is held by AngloGold Ashanti Limited.  Mineral Resources have an effective date of 31 December, 2019.

5. Mineral Resources assume an open pit mining method and a gold price of US$1,500/oz.

6. Mineral Resources for Gramalote Ridge assume metallurgical recoveries of 83.9% for oxide and 95% for sulphide, and operating cost estimates of an average mining cost of US$2.13/t mined, processing cost of US$4.00/t processed for oxide and US$6.56/t processed for sulphide, general and administrative cost of US$1.89/t processed and selling cost of $50.52/oz produced.

7. Mineral Resources for Trinidad assume metallurgical recoveries of 81.7% for oxide and 90.9% for sulphide, and operating cost estimates of an average mining cost of US$1.82/t mined, processing cost of US$4.10/t processed for oxide and US$6.66/t processed for sulphide, general and administrative cost of US$1.89/t processed and selling cost of $50.52/oz produced.

8. Mineral Resources for Gramalote Ridge and Trinidad are reported at cut-offs of 0.15 g/t Au for oxide and 0.20 g/t Au for sulphide.

9. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

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14.13 Factors That May Affect the Mineral Resource Estimate

Factors that may affect the Mineral Resource estimates include:

  Metal price and exchange rate assumptions;

  Changes to the assumptions used to generate the gold grade cut-off grade;

  Changes in local interpretations of mineralization geometry and continuity of mineralized zones;

  Changes to geological and mineralization shape and geological and grade continuity assumptions;

  Density and domain assignments;

  Changes to geotechnical, mining and metallurgical recovery assumptions;

  Changes to the input and design parameter assumptions that pertain to the conceptual pit constraining the estimates;

  Assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

There are no other environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors known to the QP that would materially affect the estimation of Mineral Resources that are not discussed in this Report.

14.14 Comments on Section 14

Mineral Resources are reported in accordance with the 2014 CIM Definition Standards.

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15.0 MINERAL RESERVE ESTIMATES

This section is not relevant to this Report.

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16.0 MINING METHODS

16.1 Overview

The 2020 PEA is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the 2020 PEA based on these Mineral Resources will be realized.

Approximately 47% of the Mineral Resources considered in the 2020 PEA mine plan are classified as Indicated.  The remaining 53% are classified as Inferred.

The 2020 PEA is based on mining of the Gramalote Ridge deposit only.  No mining is envisaged for the Trinidad deposit in the 2020 PEA.

16.2 Geotechnical Considerations

Geotechnical designs are based on information collected from surface mapping programs, geotechnical logging data, photo-logging observations, oriented core data, acoustic televiewer data, and results from laboratory testing to assess the intact rock strength.

Unconfined compressive strength tests indicate that unaltered tonalite has a "very strong" rating, and the altered tonalite can be characterized as "strong".

The geotechnical design parameters reflect mitigation methods against planar sliding hazards in specific design sectors and the incorporation of a minimum empirical based berm width design.

Pit slope design assumptions are provided in Table 16-1.

16.3 Hydrogeological Considerations

A limited number of hydraulic field tests were completed to define the hydraulic characteristics of the various hydrogeological units across the project site.  These included piezometer measurements, constant discharge tests, falling head tests, and Lugeon/packer hydraulic conductivity tests.

Drawdown of groundwater elevations adjacent to the open pit will occur during mine operations.  A proactive storm water management approach strategy to minimize water inflow to the pit and minimize environmental impact will be required from the start of mining activities.  The 2020 PEA design assumes that the pit bottom sump will cater for 1:100 year (1% chance in 100 years) flood surges and pumping capacity will be available to remove the surge volume within a period of 30 days.

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Table 16-1: Pit Slope Design Assumptions

Domain	Slope Aspect Range (°)	Bench Face Angle (°)	Berm Width (m)	Inter-Ramp Slope Angle (°)
Gramalote Ridge	085-150	75	6.7	59
	000-085 150-360	85	6.7	67

16.4 Pit Optimization

Pit designs were evaluated using Whittle software.  Table 16-2 summarizes the main Whittle shell inputs used in optimization.  Table 16-3 provides the royalty and selling cost assumptions.

A pit with a 1.0 revenue factor of US$1,100/oz Au, was selected as the design pit.  An incremental cost due to differences between the reference level (RL) of the access ramp and the level of benches excavated was applied.  Geotechnical parameters used are outlined in Section 16.2.

Processing unit costs of US$6.19/t for sulphide and US$3.63/t for oxide were assumed.  General and administrative (G&A) costs were assumed at US$20.76 M/a, equivalent to about US$1.89/t treated.  The guidance for gold and silver prices was US$1,100/oz and US$14.43 respectively.  For gold, royalties were calculated as 4% of the gross metal value assuming 80% of the metal price, which is US$35.20/oz.  The refining cost was estimated at US$1.49/oz, sampling analysis at US$0.06/oz and transportation and insurance at US$0.97/oz.  This results in a total of US$37.72/oz.

16.5 Cut-off Grade

A cut-off grade was calculated for both oxide and sulphide material to identify the minimum grade that would generate a marginal benefit, using the equation:

where:

  G&A:  General cost & administration;
  CTpro:  Process cost, mining mineralization and waste cost, stay-in-business or SIB cost (no mining), rehandle cost, closure cost;
  Price:  Gold price;
  Sell:  Gold selling price, including refining and royalties;
  RecAu:  Metallurgical gold recovery.

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Table 16-2: Whittle Shell Inputs

Item	Unit	Value
Annual Production, Plant
Sulphide	Mt/a	11.0
Block size	m x m x m	10 x 10 x 10
Discount rate	%	5
Operating Costs
Sulphide process- total	US$/t	6.19
Sulphide process	US$/t	5.59
Tailings management	US$/t	0.60
Oxide process (total)	US$/t	3.63
Oxide process	US$/t	3.03
Tailings management	US$/t	0.60
G&A	US$/a x M	20.76
	US$/t	1.89
Selling cost Au	US$/oz	37.72
Selling cost Ag	US$/oz	1.73
Waste mining cost	US$/t	2.13
Mineralized material mining cost	US$/t	2.11
Rock type mining CAF	Oxide	0.68
	Sulphide	1.00
Rehandle cost	Waste	0.02
MCAF	Ref level (RL)	68 (820)
	Above RL (US$/10 m)	0.016
	Below RL (US$/10 m)	0.026
SIB (does not includes mine SIB)	US$/t	0.39
Process Recoveries
Gold sulphide process	%	95.0
Gold oxide process	%	83.9
Silver sulphide process	%	55.3
Silver oxide process	%	22.0
Metal Prices
Gold	USD/Oz	1,100
Silver	USD/Oz	14.43
Pit Slope Angles
Weathered (all)	°	27.4

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DS1 - 085-150	°	50.7
DS1 - 265-330	°	N/A
All other hard rock - 000-085, 150-360	°	57.6
DS1 - 085-150	°	N/A
All other hard rock - 000-085, 150-360	°	N/A

Note:  CAF = cost adjustment factor; MCAF = mining cost adjustment factor; SIB = stay in business.

Table 16-3: Royalty and Selling Cost Assumptions

	Price	Royalties	Refining	Samples	Transport & Insurance	Selling Cost
Gold US$/oz	1,100	35.20	1.49	0.06	0.97	37.72
Gold US$/g	35.37	1.13	0.05	0.002	0.03	1.21
Silver US$/oz	14.43	14.43	0.30		0.97	1.71
Silver US$/g	0.46	0.46	0.01		0.03	0.06

The calculated cut-off grade for oxide material was 0.25 g/t Au, and for sulphide material, 0.29 g/t Au.

16.6 Open Pit Design

A conventional open pit truck and shovel operation is planned.  The subset of the Mineral Resources within the 2020 PEA mine plan is provided in Table 16-4.

A SMU size of 10 m x 10 m x 10 m was used was used for benchmarking the mineral resource model.  No additional dilution factor or mining loss was applied to the grades in the mine plan.

The Gramalote Ridge pit will have four phases, consisting of three phases in the main pit, and a small satellite pit that will have a single phase (Figure 16-1 and Figure 16-2).

The main ramps were designed to 30 m width for two-way access, and are assumed to have a 10% gradient.  The lowest benches will have a 15 m wide ramp, and will be single-lane.  Pit benches are assumed at 10 m intervals, with pre-split drilling at 20 m depths, drilling two benches at a time.

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Table 16-4: Subset of Mineral Resource Estimate within the 2020 PEA Mine Plan

Category	Unit	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12
Indicated	Tonnage (Mt)	70.11	2.4	14.6	17.2	11.9	6.2	7.1	2.2	2.4	3.2	2.8	0.1
	Gold (Moz)	2.07	0.1	0.4	0.5	0.4	0.2	0.2	0.1	0.1	0.1	0.1	0.0
	Silver (Moz)	2.48	0.1	0.5	0.6	0.4	0.2	0.3	0.1	0.1	0.1	0.1	0.0
	Au (g/t)	0.92	0.87	0.87	0.98	1.05	0.88	0.92	0.74	0.79	0.67	0.83	2.58
	Ag (g/t)	1.10	1.30	1.07	1.08	1.11	0.99	1.33	1.26	0.78	0.88	1.18	1.83
Inferred	Tonnage (Mt)	79.03	1.3	3.8	4.4	7.0	7.5	8.9	12.5	11.3	7.5	9.0	5.0	0.8
	Gold (Moz)	2.01	0.0	0.1	0.1	0.2	0.2	0.3	0.4	0.3	0.2	0.2	0.1	0.0
	Silver (Moz)	2.64	0.1	0.1	0.1	0.2	0.2	0.3	0.4	0.3	0.2	0.3	0.3	0.1
	Au (g/t)	0.79	0.65	0.68	0.71	0.95	0.89	0.89	0.88	0.74	0.66	0.66	0.75	0.89
	Ag (g/t)	1.04	2.19	1.18	1.02	1.01	0.97	0.91	0.99	0.79	0.83	1.10	1.67	2.68

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Figure 16-1: Pit Phasing

Note:  Figure prepared by Gramalote Colombia, 2020.

Figure 16-2: Cross-Section through Phased Pits

Note:  Figure prepared by Gramalote Colombia, 2020.

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16.7 Stockpiles

The mine planning strategy includes the use of stockpiles for oxide and sulphide materials.  Three stockpiles are planned:

  High-grade sulphide stockpile; approximate 6.5 Mt capacity; ≥0.66 g/t Au material for the initial years, variable thereafter to optimize head grade;

  Low-grade stockpiles; approximate 46.3 Mt capacity; ≥0.29-≤0.66 g/t Au material;

  Oxide stockpiles; approximate 4.5 Mt capacity; ≤0.25 g/t Au material.

All stockpile areas will have access ramps that are 30 m wide and a maximum 8% grade as well as a temporary slope angle of 30º.

Accelerated mining is planned in the early years of production to provide higher-grade feed to the plant while stockpiling lower grade material.  The final four years of plant feed are from low-grade stockpiles and oxide material.  Oxide mineralization, which only makes up about 3% of the plant feed, will be stockpiled and processed at the very end of the project life as blending this material with the fresh mill feed material does not yield optimal gold recoveries.

16.8 Waste Storage Facilities

A waste rock storage facility (WRSF) is planned to be situated in the El Topacio and El Banco basins, towards the westernmost end of the project site.  This facility will be developed in four construction stages.  The WRSF will have a maximum total capacity for about 320 Mm3 of material but the current mine plan only produces 288.4 Mt of waste.  The WRSF is designed with 20 m benches and 30 m berms between each bench, with the objective of having a 3:1 slope angle for rehabilitation purposes.

The Gramalote Ridge Phase 4 pit (the satellite pit) may be able to be used for in-pit backfill storage and also has the potential to be used as a sediment pond.  Timing of developing this pit will be re-evaluated during feasibility-level evaluations to consider these potential uses.

16.9 Production Schedule

The mining sequence was developed using a combination of Datamine software and internal B2Gold spreadsheets that consider mill feed material modules, haulage distances and detail scheduling by material type.

The mining plan considered a maximum sinking rate of eight benches per phase per year.  Pre-stripping is estimated at 8.6 Mt for the period prior to the first year of production.  This is scheduled to be mined in a nine-month period using the mining equipment.  Any mill feed material mined during pre-stripping activities will be stockpiled.  Waste moved during this period (5 Mt) will be used during the construction of the mine platforms and mine roads.

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The average mining rate will be between 45-52 Mt/a for the first seven years and will then reduce significantly over the final years of mining, for an 11-year mine life.  The strip ratio is forecast at 1.93:1.  Mining operations assume that lower-grade material will be stockpiled, and treated at the end of the mine life, and  high-value cut-backs will be mined early in the LOM to increase the plant feed grade during the initial years of production.

Year -1 and the first half of Year 1 will be restricted to pre-stripping activities.  The second half of Year 1 will be the ramp up period for the process plant.  From Year 2 and thereafter, the mine will be operating at approximate full capacity.

Mining will be completed in four phases, mining nearly 100% sulphide material.  Oxide material will be stockpiled and processed at the end of the mine life (refer to Section 16.7).

The mine will operate 365 days a year, 24 hours a day distributed in two 12-hour shifts with an assumed 15 days lost due to weather conditions.  Three mining crews will rotate to cover the operation (two on and one off) in a roster system of seven days on, three days off, followed by seven nights on and four days off.  Management and technical staff would work only on day shift on a 5 x 2 roster, with the exception of ore-control technicians who would rotate with the crews.

Mining will be carried out with an Owner-operated fleet.

16.10 Grade Control

Grade control drilling will be undertaken using 5½" diameter RC drilling on a 12.5 m x 12.5 m hole spacing.  Blasting services will be a down-the-hole contract including the trucks, the explosives and all the accessories at a contracted unit cost.  Under Colombian law, all explosives and accessories are can only be manufactured, supplied and marketed by Indumil (Colombia's military industry).

16.11 Mining Equipment

Standard open pit mining equipment has been selected, with conventional drilling, blasting, loading and hauling envisaged.

Initial access to the excavation areas will be executed using a contractor with a small fleet of articulated trucks, excavators and the required support equipment.  This fleet will also be used for bulk earthworks during the plant and infrastructure construction.  Mine ancillary equipment will be used to support mass earthwork activities and expedite preparation of platforms to start pre-stripping.

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The Owner equipment was selected based on a standard open pit mining operation with conventional drill, blast, load and haul activities.  The equipment selection considered bulk excavation of mill feed material and waste using hydraulic shovel/excavators and front-end loaders.

Mining will use hydraulic 520 t class shovel/excavators, with 228 t class haul trucks.  Three operating shovels will be required for the production period from Year 1 through Year 12, the number will then drop to the end of mine life as less material is mined.  Two front-end loaders (FELs) are required over the LOM.  The FELs will mostly be used to reclaim mill feed material from the off-ROM stockpiles, will also be used to support a portion of the main production loading activities, and as a backup for the shovels.  This operation will be carried out using a 200 t class FEL (high lift) and the same 228 t trucks used in the pits.

Only one FEL is needed to meet loading requirements with the exception of the final years of production where the material that is re-handled is at a high rate, but two FELs have been allocated, from year 3, to provide additional loading capacity and assist in the management of the production peaks, providing more loading flexibility.

The primary duties that will be assigned to the auxiliary equipment are as follows:

  Mine development including access roads, temporary service ramps, and safety berms;

  Loader support and clean-up in the mine working areas;

  Waste rock facility area control; this includes maintaining access to the dumping areas and maintaining the traveling surfaces;

  Stockpile area control; this includes maintaining access to the stockpile areas, reclamation support and maintaining the traveling surfaces;

  Maintenance and clean-up in the mine and waste facility areas;

  Secondary drilling and blasting.

There will be eight drill rigs, four production drills, two drill rigs for pre-splitting and two drill rigs for grade control tasks.

The required loading units will consist, at peak, of five units: three 520-t class hydraulic shovel units and two 200 t class front-end loader (high lift) units

The 228 t-class fleet size will ramp up from four trucks in pre-production (Year -1) to 19 trucks in Year 2 of production, which is the maximum number of trucks to be used throughout the LOM.

Water truck requirements peak at five units, motor graders at two, wheeled dozers at two, and bulldozers at six.

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Minor equipment will include:

  1 CAT 950 H small loader;

  1 CAT 390 small excavator;

  1 low bed;

  1 truck drill;

  1 boom truck;

  1 tire handler;

  10 lighting units;

  1 50 t crane;

  1 10 t crane;

  1 service truck;

  1 40 t forklift;

  1 CAT 320-330 backhoe;

  1 D6 dozer to clean berms;

  1 wall-scaling equipment;

  1 rock breaker to work with CAT320-330 backhoe;

  1 platform truck to shovel wash;

  1 rope handler;

  1 lubes service truck;

  1 hydraulic lubes service truck;

  1 platform truck for shovel maintenance;

  1 portable compressor.

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17.0 RECOVERY METHODS

17.1 Process Flowsheet

The selected flowsheet is based on the metallurgical test work and trade-off studies described in Section 13.

The proposed plant will process ROM mill feed material at a rate of 11 Mt/a to produce doré bars, using conventional equipment and processes.  The process plant will consist of primary crushing, two-stage grinding with flash flotation, conventional froth flotation, flotation tailings pumping, concentrate regrinding, concentrate leach, CCD thickening, carbon-in-leach, carbon desorption, gold recovery by zinc precipitation (Merrill Crowe), and cyanide destruction of CIP tailings slurry before the tailings are pumped to the tailings management facility (TMF).

The proposed overall flowsheet is outlined in Figure 17-1.

17.2 Plant Design

17.2.1 Crushing

The primary crusher facility will consist of a dump pocket with two truck dump positions.  A rock breaker will be provided to break up any oversize rock.  Mineralized material will feed into a gyratory crusher from the dump pocket, and then discharge into a chamber below the crusher.  From this chamber the crushed mill feed material will be withdrawn by an apron feeder which will control the material loading onto a coarse ore transfer conveyor.  The coarse ore transfer conveyor will load onto a stockpile feed conveyor and the mill feed material will be fed to a conical stockpile.

17.2.2 Grinding

The grinding circuit will consist of a SAG mill operating in closed circuit with a pebble crusher and a ball mill in closed circuit with hydrocyclones.  A flash flotation cell will treat part of the cyclone underflow stream to recover a coarse sulphide flotation concentrate.  The flash flotation concentrate will be pumped to the stage 1 regrind cyclone feed pump box.  Mill feed material withdrawn from the stockpile will discharge from the SAG mill feed conveyor into the SAG mill feed chute.

The slurry discharging from the SAG mill will flow onto a vibrating screen.  Screen oversize and pebbles will be collected onto the pebble conveyor.  Screen undersize will discharge into the cyclone feed pump box and will be combined with the ball mill trommel screen undersize slurry.  Pebbles will be transferred by the pebble conveyor to the pebble surge bin.

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Figure 17-1: Proposed Process Flowsheet

Note:  Figure prepared by B2Gold, 2020

The SAG mill screen undersize and ball mill trommel undersize material collected in the cyclone feed pump box will be pumped to a cyclone cluster.  Cyclone underflow will discharge by gravity to a distributor which will direct 50% of the flow to the flash flotation cell.  Flash flotation concentrate will flow to a hopper from where it will be pumped to the regrind cyclone feed pump box.  Flash flotation tailings, as well as the remaining 50% of cyclone underflow, will flow by gravity to the ball mill feed.

17.2.3 Flotation, Regrind, and Thickening

The flotation circuit configuration will consist of a forced air rougher/cleaner configuration with the cleaner tailings being returned to the head of the rougher bank.  The cyclone overflow slurry will flow by gravity into the flotation feed distribution box, where the incoming slurry will be distributed into two parallel streams each feeding a rougher flotation bank.  Slurry will flow into an agitated conditioning tank ahead of the rougher flotation bank.

From the rougher concentrate hopper, the slurry will be pumped to the feed box of a single cleaner flotation bank.  The cleaner concentrate slurry will be pumped to the concentrate regrind circuit.  Cleaner tailings slurry will be returned via a pressure distributor into the first rougher flotation cell of each rougher bank.  Slurry will be returned into the first rougher cell to prevent froth accumulation in the rougher feed box.

The rougher tailings slurry will flow through a pipe launder into the flotation tailings thickener feed tank.

The concentrate regrind circuit will consist of two stages of regrinding, the first stage will operate in closed circuit with a cyclone cluster and the second regrind mill will treat the underflow stream of a scalping cyclone and operates in open circuit.

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In the stage 1 regrind cyclone feed pump box, the cleaner concentrate will combine with the flash flotation concentrate and the stage 1 regrind mill product.  From the hopper, the slurry will be pumped into the stage 1 cyclone cluster.  The cyclone underflow stream will feed the stage 1 regrind mill and the cyclone overflow stream will advance to the stage 2 regrind cyclone feed pump box.  The stage 2 cyclone underflow will feed the stage 2 regrind mill and cyclone overflow will flow by gravity to a pump box.  The slurry will be pumped to the concentrate thickener feed tank.  The product of the second regrind mill will combine with the scalping cyclone overflow slurry in the stage 2 regrind discharge pump box.  The combined slurry will then be pumped to the concentrate feed tank.

Concentrate will be dewatered and thickened in a thickener before the concentrate will advance via the underflow outlet to the leach circuit.  Flocculant will be added to the concentrate slurry stream prior to entering the thickener feed well. The recovered water will be returned to the mill water tank.

17.2.4 Leach and Counter Current Decantation

The leach circuit will consist of a single pre-oxygenation tank followed by five agitated slurry tanks operating in series.  The leach circuit discharge slurry will advance to a counter current decantation (CCD) train where the dissolved gold and silver will be recovered to a pregnant solution.  The underflow slurry of the last CCD will advance to a carbon in pulp circuit.  Metals will be recovered onto the carbon particles.

The feed to the leach circuit will be thickened concentrate slurry.  The leach feed slurry will flow by gravity directly into the first tank of the leach train, a single-stage pre-oxygenation tank.  The pre-oxygenation tank will overflow into the first of the five leach tanks.  Oxygen gas will be introduced into the leach tanks as well.

The recovery of pregnant solution from the leached slurry will be by means of a two-stage CCD circuit.  The feed streams to the CCD circuit will consist of the leach discharge slurry and the wash solution (barren solution).  The products exiting the CCD circuit will be pregnant solution advancing to the gold recovery circuit and thickened slurry advancing to the CIP circuit.

The discharge slurry from the leach train will advance by gravity to the CCD 1 feed pump box, and will combine with the overflow solution of CCD 2.  The combined slurry will be pumped to the CCD 1 feed tank.  The CCD 1 overflow solution or pregnant solution will be pumped to a clarifier to capture the majority of any fine solids carried over into the pregnant solution stream.  The overflow solution exiting the clarifier will be pumped to the pregnant solution tank located at the gold recovery plant area.  Periodically the clarifier underflow slurry will be purged and pumped to the CIP circuit.

The underflow slurry of CCD 1 will combine in the CCD 2 feed pump box with the wash solution (barren solution exiting from the zinc precipitation circuit) and will be pumped to the CCD 2 feed tank.  The overflow solution from the CCD 2 will flow by gravity to the CCD 1 feed tank.  The CCD 2 underflow slurry will be pumped to the first CIP tank.

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17.2.5 Carbon-in-Pulp

The CIP circuit will consist of eight agitated tanks in series.  The feed streams will consist of CCD 2 underflow slurry and barren carbon from the elution circuit.  The product streams will be loaded carbon and leached slurry.

The activated carbon will be added in the last CIP tank and will move counter-current to the slurry flow.  Progressively, metal from solution will be adsorbed on the carbon. Loaded carbon from the first CIP tank will be recovered on a horizontal vibrating screen.  Carbon will be advanced through the CIP circuit by means of a recessed impeller slurry pump in each tank.

Leach slurry discharging from the last CIP tank will pass over a carbon safety screen, and the screen undersize slurry will advance into the cyanide detoxification circuit.  The carbon retained on the carbon safety screen will flow by gravity into a carbon collection box for later treatment or disposal.  Loaded carbon recovered from the first CIP tank will be pumped to the loaded carbon screen and then to the acid wash column.  The acid washed carbon will be transferred to the elution column where the precious metals will be stripped from the carbon.

The carbon stripping will consist of two stages; first a cold cyanide wash to remove copper from the carbon followed by a carbon elution stage using the AARL process to remove gold and silver.

Stripped carbon will be transferred by using treated water to the carbon regeneration circuit.  Screen oversize product will flow by gravity into the regeneration kiln feed hopper, while the undersize stream will discharge into the quench tank and will be pumped to the barren carbon screen located in the CIP circuit.

Gold and silver will be recovered from the CCD 1 overflow solution (PLS) and eluate from the elution column by means of a zinc precipitation or Merrill-Crowe circuit.  Due to differences in stream composition between the PLS and eluate, the eluate (low in dissolved oxygen) will report directly to the zinc precipitation stage.  The gold recovery circuit will consist of the following elements:

  Pregnant solution filtration;

  De-aeration of solution;

  Zinc precipitation;

  Filtration of gold and silver precipitates;

  Refining of gold and silver doré bars.

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17.2.6 Cyanide Destruction

Slurry from the last CIP tank will flow by gravity via a carbon safety screen into a cyanide destruction feed distribution box ahead of the cyanide destruction tanks.  The cyanide destruction tanks will be agitated and will be able to be operated either in series or in parallel.  The slurry discharging from the cyanide destruction tanks will flow by gravity into a leach tailings holding tank.

17.2.7 Flotation Tailings Thickening

The tailings stream exiting each of the rougher flotation banks will gravity flow into the tailings thickener feed tank.  The thickener feed tank will discharge into the feed well of the tailings thickener.

In the thickener, the slurry will be dewatered, and water will be recovered into the mill water tank (process water dedicated to the mill and flotation circuit).  The thickened slurry will be pumped into the flotation tailings holding tank located adjacent to the thickener.

17.2.8 Flotation and Leach Overland Tailings Pumping

The process plant will produce two separate tailings streams, originating from the flotation circuits and CIP circuit respectively.  Each tailings pumping system will transport the slurry from the plant to the TMF by means of two pump stations through a carbon-steel pipeline.  Both tailings pump systems will operate simultaneously, and independently of each other.

The normal pipeline operation assumptions are based on continuous pumping and are defined by the expected tailings production rate and the solids concentration achieved in the thickeners.

Thickened flotation tailings will be pumped from the thickener to an agitated tailings holding tank, which will feed the first stage of a two-stage tailings pump system.  The pumped tailings will be discharged into a TMF cyclone feed box.

The transfer of the cyanide-destructed leach tailings is envisaged to be similar to the flotation tailings system.  The tailings will sub-aqueously discharge into the water pond on the TMF.

17.3 Equipment Sizing

Equipment sizing was developed from the process design criteria, a process mass balance and Ausenco's experience with similar projects.  The projected equipment envisaged in the PEA is summarized in Table 17-1.

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17.4 Control Strategy

The control strategy to be implemented for the process plant is a typical system employed in modern mineral processing operations.  The control philosophy is that the plant operation is highly automated with control carried out from a central control room using a distributed control system (DCS).

17.5 Power and Consumables

17.5.1 Plant Services

Reagents will include:

  Collector;

  Frother;

  Hydrochloric acid;

  Sodium cyanide;

  Sodium hydroxide;

  Flocculant;

  Copper sulphate;

  Sodium metabisulphite;

  Quick lime;

  Diatomaceous earth;

  Zinc dust;

  Lead nitrate.

The plant will also require instrument air and air for the flotation processes.  An oxygen plant will be needed to supply oxygen to the leach and cyanide detox tanks.  Natural gas is required for operation of the strip solution heater and carbon regeneration kiln.

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Table 17-1: Anticipated Equipment List

Area	Equipment	Note
Grinding	SAG mill	11.0 m diameter (Ø) x 6.7 m effective grinding length (EGL); 16.5 MW
	Ball mill	6.1 m Ø x 9.1 m EGL; 6.5 MW
Crushers	Gyratory crusher	750 kW drive
Flotation	Flash flotation cell	One cell (SK2400) in the sulphide grinding circuit
	Rougher flotation cells	Two parallel banks of five 300 m3 cells
	Cleaner cells	One bank of six 50 m3 cells
Regrind mills	Stage 1regrind mill	Vertical tower mill with 750 kW drive
	Stage 2 regrind mill	Stirred media detritor with 1.1 MW drive
Thickeners	Concentrator thickener	25 m diameter
	Flotation tailings thickener	55 m diameter
	CCD thickeners	27 m diameter
	CCD clarifier	7 m diameter
Leach tanks	Leach train	Five stages; 620 m3 live capacity in each tank
CIP circuit		Eight stages; determined by carbon adsorption modelling; 180 m3 live capacity in each tank
Oxygen plant		60 t/d capacity
Conveyors		Approximately 15
ROM mineralization feed rate	Mt/a	11.0
Crushing circuit utilization	%	53.9
Crushing circuit throughput rate	t/h	2,500
Milling circuit utilization (design)%		91.3
Mill throughput rate	t/h	1,375
Stockpile live residence time	h	22
Cyclone overflow size (hard/average mineralized material)	P80, µm	300/250
Specific energy - SAG milling	kWh/t	13.5
Specific energy - ball milling	kWh/t	3.2
SAG mill diameter (inside shell)	m/ft	10.97/36
SAG mill effective grinding length	m/ft	6.71/22
Ball mill diameter (inside shell)	m/ft	6.1/20
Ball mill effective grinding length	m/ft	9.14//30
Pebble crusher throughput design (shared crusher)	t/h	413
Flotation recovery of gold	%	95.9
Mass pull to cleaner concentrate, operating	t/h	27.5

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Mass pull to cleaner concentrate, design	t/h	55.0
Rougher residence time	min	45
Cleaner residence time	min	23
Regrind mill stage 1 - Vertimill, specific power	kWh/t conc	12.2
Regrind mill stage 2 - SMD, specific power	kWh/t conc	14.4
Regrind circuit product	P80, µm	15

17.5.2 Water

Water will be supplied to the process plant from the camp water pond.  The pond will contain a varying blend of TMF decant water and site run-off water that will be pumped via overland pipeline to the process plant.

The plant water system will consist of different water reticulation circuits each with a different use, including:

  Reclaim water;

  Filtered water, or fresh water;

  Treated water, being softened water;

  Gland seal water;

  Mill water, or process water;

  Potable water.

The project is located in a high rainfall area and the planned water management system will deal with a positive water balance which will provide for all process water needs.

17.5.3 Power

Power requirements as envisaged in the 2020 PEA are discussed in Section 18.7.

17.6 Comments on Recovery Methods

The proposed process route uses conventional designs and equipment to produce gold doré.

The 2020 PEA presents a conceptual plant design.  B2Gold is planning a feasibility study, which may result in changes to the plant design as presented in this Report.

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18.0 PROJECT INFRASTRUCTURE

18.1 Introduction

The project as envisaged in the 2020 PEA will include:

  Two open pits (main and satellite);

  Process plant;

  Built infrastructure such as truckshop, tire shop, welding shop, wash and fuel bays, warehouses, plant maintenance shop, support facilities and offices, accommodations camp, core shed and logging area, magazine, explosives transference plant, concrete batch plant, sediment control facilities, and borrow pits;

  Internal mine roads, including haul roads;

  WRSFs and stockpiles;

  TMF.

Proposed site infrastructure layout plans are provided in Figure 18-1 and Figure 18-2.

18.2 Road and Logistics

The 120 km road-trip from Medellin to the Gramalote project site currently takes 2.5-4 hours depending on time of day, traffic and ongoing road construction delays.  A portion of the access route is currently undergoing upgrades.

Colombia has ports on both the Atlantic Ocean (Cartagena and Barranquilla) and Pacific Ocean (Buenaventura) that are equipped to receive large equipment.  At a PEA-level of assessment, no significant issues affecting movement of normal or general cargo from the Atlantic or Pacific Ocean ports using road routes have been identified.  Cargo from 3-5 m in width can be transported by road from the Atlantic ports under a permit.  Cargo over 5 m in width can be transported using a combination of barging on the Magdalena River with road transport from Puerto Berrio to the project site, a distance of 73 km by National Route 62.  Puerto Berrio is connected directly with Barranquilla and Cartagena by river.  Barge service over the approximate distance of 700 km takes 7-13 days, depending on which shipping port is used.

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Figure 18-1: Proposed Infrastructure Layout Overview Plan

508000
512000
N
MAIN ACCESS
INDUSTRIAL AREA
WASTE
GRAMALOTE PITS
TAILING
DAM
720000
716000
0
1000
2000
Meters

Note:  Figure prepared by Gramalote Colombia, 2020.

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Figure 18-2: Proposed Infrastructure Layout Plan, Industrial Area

Note:  Figure prepared by Gramalote Colombia, 2020.

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The planned operations will require a combination of 30 m wide mine haul roads and 8 m wide operation and construction roads.  Roads will be designed in a way that will connect all project facilities, including the truckshop, pits, crusher, WRSFs and stockpile areas.

18.3 Tailings Management Facilities

The 2020 PEA TMF assumption is that the facility will store about 150 Mt of tailings.  ANLA previously approved a TMF with a 220 Mt capacity in 2016 as part of the EIA.

The flotation tailings and the leach circuit cyanide destruction tailing streams will be managed separately, and the proposed TMF will be a cross-valley impoundment with a single embankment across the Palestina Valley, approximately 500 m upstream of the confluence with the Nus River.  The facility is assumed to be unlined.

The tailings embankment will be constructed as a homogeneous earth fill dam for the start of operations, and raised as a sand dam using centerline construction methods.  The centreline wall raise will consist of a paddock system, where paddocks will be constructed and filled with the hydrocyclone underflow material, and once consolidated, the pipes will be moved to the top of the paddocks.

Most of the flotation tailings will be fed from a header tank to hydrocyclones that will produce the sand required for embankment construction, plus some excess which will be stored downstream of the dam, increasing stability.  The hydrocyclone overflow (fine fraction) will discharge upstream of the embankment, producing a beach and ensuring that a permanent supernatant pool forms and is maintained at away from the embankment.  The cyanide destruction tailings from the leach circuit will be deposited sub-aqueously below the water pool formed in the impoundment.

18.4 Water Management

The water management concept was developed to maximize the reuse of process water and minimize the use of make-up water from fresh water sources.  The project will have a positive water balance that will require discharge, primarily due to the large volumes of surface run-off that will be collected, primarily in the TMF.

Water quality models currently indicate that water discharges will meet all Colombian regulatory and international standards.  Water control reservoirs, seepage and sedimentation ponds will be located in different catchment areas to manage sediment discharges, storm events and contact water, including from the three pits, the TMF and WRSF.

The TMF water quality is predicted to meet discharge criteria requirements at all times, therefore under normal and wet conditions TMF water will be continuously discharged via the decant structure to the Camp Site Pond and from there to the Nus River.

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Water management ponds will be located downstream of each natural drainage basin containing mine installations.  Sediments ponds will collect the runoff, entrained sediment, and the seepage captured by drains.  These ponds are envisaged to release water to the environment, but could also be used for emergency water supply to the process plant.  Diversion channels will collect non-contact runoff and reduce the water contacting the WRSF.

The course of the Guacas Creek will need to be diverted, as it flows directly over what will be the western portion of the planned Gramalote pit.  A number of alternatives were considered.  The selected design is to divert the Guacas Creek into the adjacent San Antonio Creek that discharges into the Nus River 400 m upstream of the current flow.  This creek has a catchment area of 62 km2, draining a high rainfall area.  The diversion system is designed for a 500-year return period storm, with a design flow of 512 m3/s.  The system will consist of a diversion dam, a 527 m long 8.2 m section horseshoe type tunnel, and a 1.8 km open channel.  The 17 m high earth-fill diversion dam will act as a back-up to avoid the Gramalote Ridge pit flooding in a probable maximum flood (PMF) event, without the use of a control reservoir.

18.5 Built Infrastructure

A central operations and laydown area will be established near the accommodations camp, process plant, and main entrance.  The area will include the main truckshop, warehouses, support facilities and offices for the majority of the operations workforce.  Other required infrastructure includes the powder magazine, explosives transference plant, concrete batch plant, and borrow pits.

Potable water supply, waste-water collection and treatment, drainage, solid waste handling, power, communications and fire protection systems were included in the overall design to supply the camp, processing plant and the rest of the project facilities.

The rugged nature of the terrain requires the construction of platforms for all facilities.  Bulk earthworks will be needed for the platforms, and for road construction.  Non-bulk earthworks will include as the tailings starter dam, sediment ponds, Guacas Creek diversion, WRSF and stockpile drainage and foundation preparation works.  A number of WRSFs will be required to achieve <1 km average haul distances for disposal of overburden and excess cut material from earthworks.

18.6 Camps and Accommodation

A new camp for both construction and operations is assumed, and will accommodate approximately 3,000 persons.  The proposed location is La Perla, across the National Highway 62 from the planned process plant site.  The camp site will include accommodations units, a dining room, kitchen, laundry, administrative and recreational facilities, and a medical centre.

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18.7 Power and Electrical

A 26 km long single circuit 230 kV dedicated transmission line will be built to feed the project, extending from the existing Jaguas substation.  The 230 kV supply will step down to 13.2 kV and be further distributed to all facilities, i.e. processing plant, offices, cyclone station, reclaim water, accommodation facilities, via overhead transmission lines.  In addition, the project assumes installation of 6 MVA of diesel-powered emergency backup power supply.

18.8 Fuel

A fuel station and a fuel tank storage pad are envisaged in the project design.  Fuel supply will be via a DBOO contract.

18.9 Water Supply

Guacas Creek will provide the water for potable use, as discussed in Section 4.6.

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19.0 MARKET STUDIES AND CONTRACTS

19.1 Market Studies

No market studies have been completed.  The doré that will be produced by the mine is readily marketable.

19.2 Commodity Price Projections

Commodity prices used in Mineral Resource estimates are set by B2Gold at a corporate level.  The current gold price provided for Mineral Resource estimation is US$1,500/oz.  The financial evaluation in the 2020 PEA uses a US$1,350/oz gold price.

19.3 Contracts

Significant contracts in place for the development and completion of the feasibility study during 2020 include security, core and RC drilling, camp catering, analytical analysis and key personnel.  Additional contracts that will be required include engineering services associated with geotechnical issues, hydrology, plant design, infrastructure design, resettlement, coexistence and detailed cost estimation.

There are currently no material contracts in place for the development and construction of the project or the operation of the mine.  Typical contracts could include detailed project design, civil works, electrical and instrumentation, purchase of mining and processing equipment, earthworks, piping, site security and administrative support services.  For future operations it would be required to establish contracts for all key consumables such as power, fuel, reagents, grinding media, tires, critical spares, gold sales, general consumables and project support services.

19.4 Comments on Section 19

The doré that will be produced by the mine is readily marketable.  Metal prices are set at a corporate level for Mineral Resource estimation, and the gold price used for Mineral Resources was $1,500/oz.  The financial evaluation in the 2020 PEA uses a US$1,350/oz gold price.

The QP has reviewed commodity pricing assumptions, marketing assumptions, and the potential major contracts that may be entered into, and considers the information acceptable for use in estimating Mineral Resources and in the economic analysis that supports the 2020 PEA.

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20.0 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1 Introduction

The Terms of Reference for the Gramalote project EIA were issued by ANLA, on 4 September 2012.  The EIA was submitted to ANLA for approval on 23 February 2015, and the Gramalote Environmental License was granted on 25 November 2015, under Resolution 1514.  ANLA subsequently resolved an appeal of the Gramalote Environmental License through Resolution 0309, issued on 29 March 2016.  In April 2018, Gramalote Colombia submitted a MEIA and a modification to the Environmental License was granted by ANLA on 8 May 2019 via Resolution 00782.  Gramalote Colombia also currently holds additional lesser, required, environmental permits and approvals.

The EIA and MEIA assessed the magnitude and likelihood of the potential project environmental and socio-economic impacts within the project's area of influence.  The EIA and MEIA present the mitigation measures necessary to minimize potential impacts to acceptable levels.  Stand-alone Management Plans have been developed to address residual impacts from project development and to ensure that the project complies with its regulatory and permitting requirements and B2Gold's environmental and socio-economic standards.

20.2 Baseline Studies

Collection of comprehensive baseline data commenced in 2011 with the support of environmental and social specialists, aligned with international standards and in support of Project design, impact assessment and environmental permitting.

Studies to date have included:

  Geology;

  Geomorphology;

  Geotechnical;

  Seismicity;

  Soils;

  Climate;

  Hydrology;

  Water quality;

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  Sediment loads;

  Water users and uses;

  Landscape;

  Air quality;

  Noise;

  Flora;

  Terrestrial fauna;

  Aquatic ecosystems;

  Health characterization;

  Population studies;

  Archaeology.

Additional specialist studies have been conducted since the completion of the EIA and MEIA.  These studies have continued to fill gaps in environmental data and to monitor various environmental aspects of the project area as planning continues for construction and operation of the project.  Additional studies will likely be carried out in the future as the project advances through its various phases.

20.3 Environmental Considerations/Monitoring Programs

The EIA and MEIA set out specific management and monitoring programs that must be met for both the biotic and abiotic environments surrounding the proposed mine site.

These measures are included in a set of Management Plans which describe the activities aimed to prevent, mitigate and correct significant impacts that could be generated on the environmental and social components derived from project development.  These Management Plans will be implemented across the life of the project; beginning during planning and continuing until the construction, closure and relinquishment phases of mining are accomplished.  The following programs will be required for the Gramalote project to mitigate, prevent or correct significant project impacts:

  Soil management program;

  Tailings, debris and waste rock management program;

  Tailings management program;

  Water resource and erosion control work management program;

  Air resource management program;

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  Solid waste management program;

  Chemical and fuel management program;

  Blasting and explosives management program;

  Landscape management program;

  Cyanide management program;

  Ecosystem services and ecosystem conservation management program;

  Rehabilitation and restoration management program for disturbed areas;

  Conservation management program for endemic, protected and/or threatened flora and fauna;

  Fauna rescue and management program and protocols;

  Hydrobiological resource protection and management program;

  Vegetative cover removal management program.

In addition to the Management Plans listed above, Gramalote Colombia will implement a Compensation Plan to mitigate the loss to biodiversity due to the disturbance of vegetative cover.  Compensation for biodiversity loss may include various conservation actions such as creating, extending, or cleaning up public or private protected areas, generating voluntary conservation agreements and/or undertaking ecological restoration actions in disturbed areas.  Approximately 3,000 ha of disturbed area must be compensated.

The environmental Management Plans and Compensation Plan will be implemented by an Environmental Department which will be located at the proposed mine site.  The Environmental Department will be responsible for compliance monitoring, administering and managing environmental permits, interfacing with regulators, and maintaining an environmental management system that is in alignment with ISO 14001 requirements.  There are no environmental considerations that are currently known and not discussed in this Report that could materially impact B2Gold's ability to extract the subset of the Mineral Resources as envisaged in the 2020 PEA mine plan.

20.4 Closure Plan

Gramalote Colombia has established a conceptual closure plan, approved under Resolution 1514 of 2015 and Resolution 0309 of 2016, that includes a strategy to effectively and progressively rehabilitate areas that could have been affected by project activities.  The closure includes the implementation of such measures as the dismantling/demolition and removal of structures, physical and chemical stabilization of landforms, and rehabilitation and revegetation of areas disturbed by project activities.

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The conceptual closure plan is a "living document" which will be modified and updated periodically throughout the project life to reflect significant changes in the design, operation, project phase, etc.

As part of project development, Gramalote Colombia has estimated the cost of the Project environmental reclamation and closure liabilities to be approximately US$45 M.

20.5 Permitting

As noted in Section 20.1, Gramalote Colombia has been granted an Environmental Licence through Resolutions 1514 (2015), 309 (2016), and 00782 (2019).  The License presents the comprehensive conditions and requirements relating to the development, operation and closure of the Project.

Key permits granted for the Project at this time are summarized in Table 20-1.

Several additional permits and authorizations will be required for the Project, inclusive of:

  Authorization for acquisition and use of explosives;

  Certificates for controlled chemical substances and products;

  Authorization for generation and transmission of electricity;

  Construction licenses.

Other than as outlined in this Report section, B2Gold is not aware of any significant permits or factors that may affect the right or ability to construct, operate, and close the project.  Additionally, B2Gold is not aware of any reasons why all additional lesser permits will not be granted.

20.6 Considerations of Social and Community Impacts

As discussed in Section 20.2, the development of the EIA and MEIA included the collection of comprehensive baseline data for the project area.  The socio-economic baseline studies were used in support of project design and impact assessment to potentially impacted communities surrounding the proposed mine site.

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Table 20-1: Granted Environmental Permits

Aspect	Permit/ Licence No	Description	Status
Mining	Resolution 201500356632 (22-12-2015) Resolution 2016060082224 (21-10-2016)	Mining Technical Work Plan (PTO)	Approved
Mining	Resolution 2018060230502 (06-07-2018)	Modification to the Mining Technical Work Plan (PTO)	Approved
Environment	Resolution 1514 (25-11-2015) Resolution 0309 (29-03-2016)	Environmental License	Approved
Environment	Resolution 0782 (08-05-2019)	Modification to the Environmental License	Approved
Biodiversity	Resolution 1932 (02-09-2015)	Authorization for Disturbance of Threatened Forest Species-National	Approved
Biodiversity	Resolution 0381 (26-03-2019)	Modification to Authorization for Disturbance of Forest and Threatened Species-National	Approved
Biodiversity	Resolution 112-0919 (19-03-2015)	Authorization for Disturbance of Threatened Forest Species-Regional	Approved
Biodiversity	Resolution 112-3423 (31-07-2018)	Modification to Authorization for Disturbance of Threatened Forest Species-Regional	Approved
Water	Resolution 112-0122 (17-01-2011)	Industrial Water Use; Guacas Creek and other catchments	Approved

In order to assess the potential project socio-economic impacts, the project area was divided into direct and indirect areas of influence:

  Indirect area:  municipalities of Maceo, Cisneros, San Roque, and Yolombo;

  Direct area:  18 localities (populated centres in villages and rural districts) in the local direct area of influence, within the municipalities of San Roque, Yolombo and Maceo, with 1,875 households and 6,678 inhabitants.

Community discussions were held and documented as part of the EIA and MEIA processes, with a total of 104 meetings held with stakeholders and other interested parties.  A number of potential impacts, both positive and negative, were identified as part of the EIA and MEIA development and consultation with surrounding communities.  The EIA and MEIA set out specific management requirements and activities aimed to prevent, mitigate and correct potential significant impacts to the communities in the project area from development of the proposed Gramalote mine. The following programs have been prepared with the participation of communities and considering the Colombian regulations and international best practices (e.g., IFC performance standards):

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  Community assistance, information and participation program;

  Procurement of goods and services program;

  Community training and education program;

  Environmental training and education program for workers;

  Resettlement program;

  Program to support public and private institutional management;

  Program for land access;

  Migratory pressure management program;

  Third-party involvement program;

  Promotion of cultural heritage program;

  Health promotion and prevention program;

  Preventive archaeology program.

Monitoring Plans have been developed for each social management program described above.  The Monitoring Plans seek to verify the efficiency and effectiveness of environmental and social management measures proposed and to apply corrective measures in a timely fashion, if necessary.

Two aspects that likely face potential significant negative impacts if not managed properly are the artisanal miners working in the project area and the resettlement of individuals due to project development.  These aspects are discussed in the following sub-sections.

20.6.1 Resettlement

Project execution will have significant impact on communities, mainly due to the need for land acquisition and resettlement of community members (both physical and economic displacement).

The Environmental License sets the resettlement in the area of direct influence as a mandatory pre-requirement for the execution of the approved four-stage Mining Plan, which will cover a 24-year period:

  Resettlement:  three years;

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  Equipping and infrastructure assembly:  2.5 years;

  Operation:  11 years;

  Closure/post-closure: 7.5 years.

According to the original schedule presented to ANLA, the relocation of households was planned to be complete by November 2019.  However, considering the changes in the project configuration (e.g. updated footprint) and timelines, Gramalote Colombia requested an extension of three years to implement the resettlement.  On 11 December 2019 ANLA approved the extension of the resettlement phase under specific conditions.

Socioeconomic baseline data was collected during EIA studies and updated in 2018.  Additional assessment will be undertaken in 2020 to define the final number of households to be resettled and to validate impacts and mitigation measures with project-affected persons from communities.

A final Resettlement Action Plan (RAP) will be developed in 2020 through a participatory approach with communities in alignment with international best practice (e.g. International Finance Corporation (IFC) Performance Standard 5 - Land Acquisition and Resettlement) and in compliance with the Colombian legislation.

20.6.2 Artisanal and Small-Scale Mining

Artisanal and small-scale mining (ASM) is a traditional livelihood conducted in the general project area. In recent years, the presence of artisanal miners has increased within the mining permit boundary (mining permit 14292) and in 2019 surveys indicated approximately 660 miners were active in the area.  Forty percent of these miners were occupying areas of direct influence of the project.  The increase in artisanal mining activity has the potential to cause environmental and social impacts on the surrounding communities (e.g., environmental degradation, child labour, informal and precarious work conditions, and health and safety risks).

The Environmental License includes an obligation for Gramalote Colombia to develop and implement an ASM Formalization Plan in accordance with Colombian legislative requirements.

A pilot formalization project started in 2018 and is ongoing for an initial group of artisanal miners duly formalized in 18 Mining Production Units (MPU) and includes:

  Assessment of MPUs and support their formalization as small companies;

  Support MPU formalization processes through the most appropriate mechanisms available in the national law;

  Support formal MPUs in preparing and obtaining environmental permits (EIA) and complementary work plans (PTOC) as required by law;

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  Technical training;

  Submission of formalization subcontracts to the national authorities;

  Technical analysis for best gold processing alternatives;

  Community processing plant, including design and construction of community plant and community business model.

Gramalote Colombia is also exploring new areas for new formalization processes with other ASM groups.

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21.0 CAPITAL AND OPERATING COSTS

21.1 Introduction

Capital and operating cost estimates were based on cost estimates for an internal report that was completed in 2017 by AngloGold and Gramalote Colombia.  These costs were updated to January 2020 using Commercial Price Index factors for both Colombia and the United States for 2018 and 2019.  This resulted in United States dollar-based costs being increased by 2.1% and Colombia peso costs being increased by 3.8%.  Capital costs were then factored down for the smaller throughput rate of 11 Mt/a versus 15 Mt/a that was assumed for AngloGold's 2017 internal study.

Capital cost estimates were based on direct quotes, factoring from recent projects that third-party contractor Ausenco was familiar with, and factoring from AngloGold's recent experience with project construction activities elsewhere with adjustments made for the Colombian locale, and material estimates based on mine designs (e.g. concrete, electrics, piping).

Operating cost estimates were based on direct quotes for consumables, factoring from recent projects that third-party contractor Ausenco was familiar with, and factoring from AngloGold's recent experience with operating mines elsewhere, such as for tire contracts, and freight, and manpower estimates.  Mine operating costs were estimated by Gramalote Colombia, based on first principles calculations used in the 2017 internal study, but with key cost items updated to January 2020.  The labour costs were based on salaries from the 2017 internal study, escalated using inflation, to January 2020.  Costs for camp accommodation, meals, employee travel, and site security were included in the general and administrative (G&A) component of the estimate.

21.2 Capital Cost Estimates

21.2.1 Basis of Estimate

The capital cost estimate includes direct and indirect costs associated with the development of the open pit mine, mine infrastructure, processing plant, TMF, surface infrastructure and general services (including water supply, energy and communications).  The estimate includes project indirect costs, Owners' costs, costs associated with land, resettlement, Owners' implementation team and pre-operational expenses, and contingency.

The estimate is presented at a ±35% level of accuracy.

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21.2.2 Direct Cost Estimates

Direct cost estimates are those costs that pertain to the permanent equipment, materials and labour associated with the physical construction of the process facility, infrastructure, utilities, buildings, etc.  Contractor's indirect cost estimates are contained within each discipline's all-in rates. Included are items such as:

  Direct labour costs;

  Freight and transport fees;

  Permanent equipment;

  Bulk materials;

  On-site facilities;

  Construction plant;

  Subcontractor costs.

Direct costs are estimated at US$592.3 M.

21.2.3 Indirect Cost Estimates

Indirect cost estimates include all costs associated with implementation of the plant and incurred by the Owner, engineer or consultants in the design, procurement, construction, and commissioning of the project.  Included are items such as:

  Project indirect;

  Construction camp and catering;

  Temporary construction facilities;

  Engineering, procurement, and construction management (EPCM) contractors facilities;

  EPCM;

  Vendors representatives;

  Spare parts;

  First fills;

  Pre-commissioning, commissioning;

  Third party engineering services, testing and inspection;

  Resettlement and land.

Indirect costs are estimated at US$135.3 M.

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21.2.4 Owners' Cost Estimates

Owners' cost estimates include operating services, tasks, materials and provisions managed by the Owners in order to:

  Monitor and control the implementation work;

  Plan and execute pre-operational tasks;

  Prepare operational plans, procedures and documents;

  Manage the transition between the implementation to operation;

  Assure the proper due diligence has been applied through the construction and commissioning phases in order to close out the project and perform lessons learned sessions.

Owners' costs are estimated at US$68.1 M.

21.2.5 Contingency Estimate

Contingency was assigned as US$101.2 M within the capital cost estimate.  This is approximately 11% of the total capital forecast.

21.2.6 Capital Cost Estimate Summary

The overall capital cost estimate is summarized in Table 21-1.

21.3 Operating Cost Estimates

21.3.1 Basis of Estimate

Operating cost estimates are based on detailed cost estimates that were completed in 2017 by Gramalote Colombia and AngloGold, which have been escalated to be current as of January 1, 2020, and are presented at a ±35% accuracy level.

Assumptions include:

  Base exchange rate of $COL 3,250 to US$1.

  Fuel cost of US$0.73/L;

  Power cost of US$0.067/kWh;

  Roster system of 7 x 4 or 7 x 3 day rotations for the operative areas.  Management and technical staff roster is a 5 x 2 day rotation.

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Table 21-1: Capital Cost Estimate Summary

Area	US$ M
Mine	182.1
Plant	250.9
Infrastructure	159.3
EPCM	56.5
Indirect	41.8
Owner cost	68.1
Contingency	101.2
Resettlement and land	37.0
Transaction tax (0.4%)	3.6
Total	900.6

21.3.2 Mining Cost Estimates

Mine cost estimates include all the costs associated with fieldwork, maintenance, planning and tracking, administrative work and mine management.  Mine operating costs were derived based on first principles estimation and include:

  Direct:  Drilling, blasting, loading, hauling, auxiliary services (such as bulldozers, wheeldozers, motorgraders, water trucks, etc.), pit dewatering.  Includes labor, fuel, power, drill tools, explosives, tires, contractors and maintenance;

  Indirect:  Mine G&A.  Includes management, supervision, minor supplies such as safety wear, light mobile equipment, internal services such as maintenance of roads and mine pioneering; and external services.

21.3.3 Plant Cost Estimates

Plant costs include operating, maintenance, planning and scheduling, administrative work for plant operations, plant maintenance, and plant management.

Operating cost estimates are derived from the process design criteria, mass balance, mechanical equipment drive list, manning schedule and cost of labor, reagent quotes, and consultant operating cost databases.  Provision was made within the estimate for labor, power, reagents, media and operating consumables, general & administration and miscellaneous costs.

21.3.4 Infrastructure Cost Estimates

Infrastructure costs include deferred payments for raising the TMF, high-voltage power costs and building maintenance.

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21.3.5 Overarching Services Cost Estimates

Costs captured in this area include:

  Rehabilitation and closure;

  Selling and freight;

  Environmental management plans;

  G&A labour;

  Office and warehouse rental;

  Employee services;

  Security;

  Information technology;

  Community and corporate affairs;

  Other (includes JV management fee, taxes, insurance, legal services and counselling, import duties and insurances, recruitment and training costs, health, safety and environment, cost of utilities other than power and gas, silver credits and royalties.

21.3.6 Operating Cost Estimate Summary

Operating cost estimates are summarized in Table 21-2.

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Table 21-2: Operating Cost Estimate Summary

	$/t*	$/oz Au**	Total Cost (US$M)	% of Total
Mining	6.22	240.8	927	44
Processing	5.61	217.2	836	40
Infrastructure	0.79	30.5	118	6
G&A	1.60	62.1	239	11
Selling & freight cost	0.09	3.7	14	1
Silver income (Ag)	-0.26	-10.1	-39	-2
Total Operating Cost (Cash Cost)/Tonne Processed	14.05	544.3	2,096	100

Notes:  * tonnes processed; ** ounces gold sold; $ as undiscounted costs.

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22.0 ECONOMIC ANALYSIS

22.1 Caution Statement

The 2020 PEA is preliminary in nature, and is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the 2020 PEA based on these Mineral Resources will be realized.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The results of the economic analyses discussed in this section represent forward- looking information as defined under Canadian securities law.  The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Information that is forward-looking includes:

  Mineral Resource estimates;

  Assumed commodity prices and exchange rates;

  The proposed mine production plan;

  Projected mining and process recovery rates;

  Assumptions as to mining dilution;

  Sustaining costs and proposed operating costs;

  Assumptions as to closure costs and closure requirements;

  Assumptions as to environmental, permitting and social risks.

Additional risks to the forward-looking information include:

  Changes to commodity prices and exchange rates;

  Changes to costs of production from what is assumed;

  Unrecognized environmental risks;

  Unanticipated reclamation expenses;

  Unexpected variations in quantity of mineralized material, grade or recovery rates;

  Geotechnical or hydrogeological considerations during mining being different from what was assumed;

  Failure of mining methods to operate as anticipated;

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  Failure of plant, equipment or processes to operate as anticipated;

  Changes to assumptions as to the availability of electrical power, and the power rates used in the operating cost estimates and financial analysis;

  Ability to maintain the social licence to operate;

  Accidents, labour disputes and other risks of the mining industry;

  Changes to interest rates;

  Changes to tax rates.

The production schedules and financial analysis annualized cash flow table are presented with conceptual years shown.  Years shown in these tables are for illustrative purposes only.  Additional mining, technical, and engineering studies are planned to support potential conversion of some or all of the Mineral Resources to Mineral Reserves, which may alter the assumptions as discussed in the 2020 PEA and this Report, and may result in changes to the calendar timelines presented.

22.2 Methodology Used

The project has been valued using a discounted cash flow (DCF) approach.  Estimates have been prepared for all the individual elements of cash revenue and cash expenditures for ongoing operations.

Capital cost estimates have been prepared for initial development and construction of the project, in addition to ongoing operations (sustaining capital).  Operating and capital costs are current as of January 2020 in US$ terms.

Financial model results were reported as of January 2021, as this a potential decision date for advancing the project.  The costs during 2020 for completing the proposed feasibility study (see Section 26) are not included in the financial analysis.  The financial model does not consider inflation factors, changes in currency values, changes in gold price, or any other adjustments of this type going forward.

2021 was defined as the first year of initial capital expenditure, and cash flows are assumed to occur at the beginning of each period.  The resulting net annual cash flows are discounted back to the date of valuation of start-of-year 2021.  The currency used to document the cash flow is US$.  A discount rate of 5% was assumed.

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22.3 Financial Model Parameters

22.3.1 Mineral Resource and Mine Life

The subset of Mineral Resources included in the 2020 PEA was provided in
Table 16-4.  Of the total Indicated and Inferred Mineral Resources considered in the 2020 PEA economics, 47% is in the Indicated Mineral Resource category.

The assumed mine life is 11 years; however, processing will take place over a 13.6 year period.

22.3.2 Metallurgical Recoveries

The financial model assumes a LOM metallurgical recovery of 94.3%.

22.3.3 Selling and Freight Costs

Selling and freight costs over the LOM plan total $14.06 M.

22.3.4 Metal Prices and Exchange Rates

The 2020 PEA assumes a gold price of US$1,350/oz and a silver price of US$16.30/oz.  Exchange rate assumptions are 3,250 COP/US$.

22.3.5 Capital and Operating Costs

The capital cost estimate was included as Table 21-1 and the operating cost estimate in Table 21-2.

22.3.6 Royalties

Mining companies in Colombia are required to pay a royalty on the value of the production at the mine gate at a rate of 4% for gold and silver.  The value of the production at the mine gate is 80% of the London Metals Exchange (LME) price.

22.3.7 Working Capital

Working capital consists of value added tax (VAT) recovery, and gains and losses associated with the timing of payables and receivables.  The economic model assumes 30 days for receivables and 45 days for payables.

22.3.8 Taxes

Under Colombian Tax law, branches of foreign entities are taxed only on Colombia source income, as a result of the exploitation of tangible and intangible assets inside Colombian territory.  Based on the current tax legislation, the branches are subject to income tax at a rate of 30% from 2018 onwards.

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A transaction tax of 0.4% is included, and applies to all expenditures.

Depreciation of assets (due to their use for developing income producing activities) can be deducted for income tax purposes, at the following rates:

  Buildings:  2.22%;

  Machinery and equipment:  10%.  Assets that are used daily for 16 hours incur a rate of 25%.

Tax losses may only be offset against ordinary net income within the following 12 taxable periods, and may not be readjusted for inflation.  The statute of limitations of income tax returns in which tax losses are generated or offset is six years, counted as from the filing date of the respective tax return.  If the tax losses are compensated during the last two financial years, permitted by law, the statute of limitations of the income tax return that generated the tax losses will be extended for three more years.

In Colombia, there are three types of transactions relevant for value-added tax (VAT) purposes: excluded, exempted, and taxed transactions.

The industry and commerce tax (ICT) is a municipal tax triggered on industrial, commercial and service activities carried out within a municipality.  The taxable base is the gross income of the taxpayer, except for exports, proceeds from the sale of fixed assets, refunds and subsidies.  If B2Gold exports the doré, it is not expected to pay ICT over the income obtained in regards with such exports.

22.3.9 Closure Costs and Salvage Value

No salvage value was allocated.  Closure costs are estimated at $33.8 M, and $14.7 M was included for environmental compensation.

22.3.10 Financing

The base case economic analysis assumes 100% equity financing and is reported on a 100% project ownership basis.  B2Gold currently holds a 48.3% interest and AngloGold holds a 51.7% interest.  These interests will change to 50:50 during 2020 as the result of an Amended and Restated Shareholder's Agreement and 2020 funding arrangement.

22.3.11 Inflation

The base case economic analysis assumes constant prices with no inflationary adjustments.  Capital and operating costs are based on first quarter 2020 United States dollars.

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22.4 Economic Analysis

The pre-tax cumulative cash flow is estimated at $1,827 M.  The post-tax cumulative cash flow is $1,283 M.  The post-tax cash flow at a 5% discount rate is $671 M.  The internal rate of return (IRR) after tax is 18.1%.  The mine would achieve payback in 3.6 years.  Cash flow and IRR were calculated as at the date of the development decision, which has been assumed as 1 January, 2021.

Table 22-1 is a summary of the key financial metrics.  Table 22-2 and Table 22-3 provide the cash flow forecast on an annualized basis.  In these tables, all monetary values are presented as US$ x 1,000.

Note that the pit optimizations used an $1,100/oz gold price at a revenue factor of 1.0, but the economic analysis used a gold price of $1,350/oz.

22.5 Sensitivity Analysis

A sensitivity analysis was performed taking into account variations in metal prices, exchange rates, operating costs and capital costs.  Results are shown in Figure 22-1.  The sensitivity to gold grade is not shown as it mirrored the gold price sensitivity.

The project is most sensitive to changes in the gold price (gold grade), less sensitive to exchange rate changes and operating cost changes, and least sensitive to changes in the capital cost assumptions.

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Table 22-1: Key Financial Metrics

Item	Units	Value
Production Profile
Contained gold ounces processed	Moz	4.082
Gold recovery	%	94.3
Average gold grade	g/t	0.85
Gold ounces produced	Moz	3.85
Average gold production for the first five years	Oz	416,600
Average annual gold production	Oz	283,990
Mine life	Years	13.6
Mill feed material tonnes processed	Mt	149
Waste material mined	Mt	288
Waste to mineralized material strip ratio	Waste:mineralized material	1.93
Project Economics - $1,350 /oz gold price
Construction capital	$M	901
Sustaining capital	$M	103
Gross gold revenue	$M	5,198
Net cash flow (pre-tax)	$M	1,827
Net cash flow (after tax)	$M	1,283
NPV5.0% (pre-tax)	$M	1,027
NPV5.0% (after tax)	$M	671
IRR (after tax)%		18.1
Payback	years	3.6
Unit Operating Costs
LOM cash operating costs (mining, processing and site G&A)	$/oz Au	544
LOM AISC (cash operating costs + royalties, corporate G&A, selling costs and silver credits and excluding pre-production capital costs)	$/oz Au	648
LOM all-in costs (AISC and pre-production capital costs)	$/oz Au	882
Average LOM mining cost	$/t mined	2.16
Average LOM processing cost	$/t processed	5.61

Note:  NPV = net present value; IRR = internal rate of return; AISC = all in sustaining costs.

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Table 22-2: Cashflow Forecast on an Annualized Basis (2020-2036)

	Total	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Total revenue	5,198,023	-	-	-	-	209,020	588,953	644,063	592,710	530,791	455,531	371,787	298,808	326,065	280,058	221,212	206,927	207,742
Royalties	(167,579)	-	-	-	-	(6,732)	(18,951)	(20,725)	(19,084)	(17,103)	(14,682)	(11,971)	(9,635)	(10,533)	(9,061)	(7,152)	(6,683)	(6,709)
Total operating cash cost (including royalties)	(2,272,361)	-	-	-	-	(124,252)	(191,408)	(217,685)	(200,424)	(201,944)	(208,353)	(189,001)	(167,354)	(155,549)	(134,506)	(114,833)	(109,429)	(109,352)
Corporate G&A	(68,115)	-	-	-	-	(2,736)	(7,703)	(8,424)	(7,757)	(6,952)	(5,968)	(4,866)	(3,916)	(4,281)	(3,683)	(2,907)	(2,716)	(2,727)
Closure costs	(33,810)	-	-	-	-	(98)	(122)	(145)	(436)	(583)	(506)	(506)	(506)	(506)	(984)	(984)	(984)	(492)
Environmental compensation	(14,703)	-	-	-	-	(430)	(1,084)	(1,084)	(1,084)	(1,084)	(1,084)	(1,084)	(1,084)	(1,084)	(1,084)	(1,084)	(1,084)	(1,084)
Exploration costs	(2,252)	-	-	-	-	-	-	-	-	-	-	(644)	(644)	(644)	(322)	-	-	-
Mine SIB	(46,257)	-	-	-	-	(2,190)	(2,702)	(3,410)	(2,984)	(3,059)	(6,267)	(6,275)	(2,223)	(7,728)	(2,873)	(3,098)	(537)	(2,263)
Plant SIB	(30,170)	-	-	-	-	(1,112)	(1,482)	(1,482)	(1,482)	(1,482)	(1,976)	(4,649)	(4,649)	(1,976)	(1,976)	(1,976)	(1,976)	(1,976)
Infrastructure SIB	(26,907)	-	-	-	-	-	(4,060)	(7,540)	(1,161)	(2,156)	(985)	(1,830)	(1,058)	(1,965)	(756)	(1,404)	(847)	(1,572)
Total SIB	(103,335)	-	-	-	-	(3,302)	(8,244)	(12,432)	(5,627)	(6,697)	(9,229)	(12,754)	(7,930)	(11,669)	(5,605)	(6,478)	(3,360)	(5,811)
Transaction tax (0.4%)	(889)	-	-	-	-	(26)	(69)	(88)	(60)	(61)	(67)	(79)	(56)	(73)	(47)	(46)	(33)	(40)
Total sustaining costs (AISC)	648	-	-	-	-	845	478	503	491	553	667	759	820	720	705	771	767	777
Capital cost
Mine	(182,130)	-	-	(50,891)	(110,889)	(20,349)
Plant	(250,888)	-	(8,132)	(115,429)	(123,578)	(3,749)
Infrastructure	(159,290)	-	(11,327)	(88,179)	(57,303)	(2,480)
EPCM	(56,502)	-	(4,951)	(18,549)	(27,481)	(5,521)
Indirect	(41,820)	-	(3,903)	(16,354)	(17,411)	(4,152)
Owner cost	(68,125)	-	(4,912)	(21,993)	(26,078)	(15,142)
Contingency	(101,237)	-	(5,101)	(42,909)	(46,734)	(6,494)
Other	(37,021)	-	(6,478)	(24,879)	(5,663)	-
Transaction tax (0.4%)	(3,588)	-	(179)	(1,517)	(1,661)	(232)
Capital cost	(900,600)	-	(44,984)	(380,700)	(416,798)	(58,119)
Total all in costs (AIC)	(3,396,065)	-	(44,984)	(380,700)	(416,798)	(188,964)	(208,629)	(239,859)	(215,389)	(217,321)	(225,207)	(208,934)	(181,491)	(173,806)	(146,231)	(126,333)	(117,606)	(119,507)
Working capital	25,000	-	-	-	-	14,683	(17,848)	(2,432)	621	5,122	7,404	5,518	3,414	(4,477)	847	3,375	(12)	(360)
Income tax	(544,079)	-	-	-	-	-	(37,133)	(97,201)	(86,858)	(67,873)	(48,690)	(29,218)	(13,702)	(34,317)	(26,799)	(25,582)	(24,212)	(24,664)
Net cash flow (after-tax)	1,282,880	-	(44,984)	(380,700)	(416,798)	34,739	325,343	304,570	291,085	250,719	189,039	139,153	107,028	113,465	107,876	72,672	65,097	63,210
Pre-tax net cash flow	1,826,958	-	(44,984)	(380,700)	(416,798)	34,739	362,476	401,771	377,943	318,592	237,729	168,371	120,731	147,782	134,674	98,254	89,309	87,875

Note:  all monetary values are presented as US$ x 1,000.  SIB = stay in business. AISC = all in sustaining costs in US$/oz Au.  EPCM = engineering, procurement and construction management.

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Table 22-3: Cashflow Forecast on an Annualized Basis (2037-2046)

	Total	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046
Total revenue	5,198,023	220,285	44,070
Royalties	(167,579)	(7,126)	(1,431)
Total operating cash cost (including royalties)	(2,272,361)	(110,608)	(37,662)
Corporate G&A	(68,115)	(2,896)	(582)	-	-	-	-	-	-	-	-
Closure costs	(33,810)	(1,083)	(1,907)	(5,992)	(10,786)	(1,198)	(1,198)	(1,198)	(1,198)	(1,198)	(1,198)
Environmental compensation	(14,703)	(1,084)	(175)	-	-	-	-	-	-	-	-
Exploration costs	(2,252)	-	-	-	-	-	-	-	-	-	-
Mine Stay in Business costs (SIB)	(46,257)	(501)	(149)	-	-	-	-	-	-	-	-
Plant SIB	(30,170)	(1,976)	-	-	-	-	-	-	-	-	-
Infrastructure SIB	(26,907)	(1,572)	-	-	-	-	-	-	-	-	-
Total SIB	(103,335)	(4,049)	(149)	-	-	-	-	-	-	-	-
Transaction tax (0.4%)	(889)	(36)	(11)	(24)	(43)	(5)	(5)	(5)	(5)	(5)	(5)
Total sustaining costs (AISC)	648	734	1,240	-	-	-	-	-	-	-	-
Capital costs
Mine	(182,130)
Plant	(250,888)
Infrastructure	(159,290)
EPCM	(56,502)
Indirect	(41,820)
Owner Cost	(68,125)
Contingency	(101,237)
Other	(37,021)
transaction tax (0.4%)	(3,588)
Capital costs	(900,600)
Total all in costs (AIC)	(3,396,065)	(119,756)	(40,487)	(6,016)	(10,829)	(1,203)	(1,203)	(1,203)	(1,203)	(1,203)	(1,203)
Working capital	25,000	(1,941)	16,173	(4,338)	599	(1,198)	-	-	-	-	(150)
Income tax	(544,079)	(27,829)	-	-	-	-	-	-	-	-	-
Net cash flow (after-tax)	1,282,880	70,758	19,757	(10,354)	(10,229)	(2,402)	(1,203)	(1,203)	(1,203)	(1,203)	(1,353)
Pre-tax net cash flow	1,826,958	98,588	19,757	(10,354)	(10,229)	(2,402)	(1,203)	(1,203)	(1,203)	(1,203)	(1,353)

Note:  all monetary values are presented as US$ x 1,000.  SIB = stay in business. AISC = all in sustaining costs in US$/oz Au.  EPCM = engineering, procurement and construction management.

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Figure 22-1: Sensitivity Analysis

Note:  Figure prepared by B2Gold, 2020.

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23.0 ADJACENT PROPERTIES

This section is not relevant to this Report.

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24.0 OTHER RELEVANT DATA AND INFORMATION

This section is not relevant to this Report.

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25.0 INTERPRETATION AND CONCLUSIONS

25.1 Introduction

The QPs note the following interpretations and conclusions in their respective areas of expertise, based on the review of data available for this Report.

25.2 Mineral Tenure, Surface and Water Rights, Royalties and Agreements

Information obtained from B2Gold experts supports that the support that the mineral tenure held is valid, and is sufficient to support a declaration of Mineral Resources at Gramalote Ridge and Trinidad.

In late 2018 and early 2019, new resource interpretations and economic analysis indicated that the project had the potential to become much more robust.  As a result of this analysis, negotiations to modify the Shareholder's Agreement with AngloGold were initiated to consider an amendment to the ownership interests in the Project, such that the Project would become a 50:50 JV, and B2Gold would become the JV manager.  During 2020, B2Gold will sole fund the first $13.9 million of expenditures.

Gramalote Colombia ́s legal counsel undertook a risk assessment of a legal proceedings against the administrative act issued by the Mining Authority (Antioquia Secretary of Mines), which categorized the potential impact risk to the Project, as low.  If the legal precedent is maintained, the status quo of the mining area should be maintained as well.  The "corridors" or graphic defects of the Colombian Mining Cadaster are not considered to be free areas.  In the event that the interpretation does consider the "corridors" to be free areas, Gramalote Colombia would have a first right in time as it is the first applicant.

In November 2019, the NMA launched a new mining cadastral system, the Mining Management Integral System (ANNA Minera), which will change the Colombian Mining Cadaster.  The system uses grid cell references for all mining claims, and will eliminate the gaps, slivers, fractions, and errors in claim boundary locations ("corridors") that can appear between adjacent claims under the former system.  Existing valid claims will be transferred to the new system.

Once in production, State royalties on the gold and silver are 4% of the gross metal value at the plant site (as per Article 16 of Law 141 in 1994).  Gross metal value is determined by using 80% of the London Metals Exchange spot prices for gold and silver, so the effective royalty rate is 3.2%.

Gramalote Colombia has commenced the acquisition of surface rights to support mining operations and purchases have been finalized on the majority of the area required.

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To the extent known to the QP, there are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the Project that have not been discussed in this Report.

25.3 Geology and Mineralization

The Gramalote Ridge and Trinidad deposits are considered to be examples of structurally-controlled, intrusive-related, gold deposits.

The geological understanding of the settings, lithologies, and structural and alteration controls on mineralization in the different zones is sufficient to support estimation of Mineral Resources.  The geological knowledge of the area is also considered sufficiently acceptable to reliably inform conceptual mine planning.

The mineralization style and setting are well understood and can support declaration of Mineral Resources.

The Gramalote Ridge deposit remains open at depth.  The mineralization is narrower to the east and west (Monjas East area) of the main deposit area.  The Trinidad deposit remains open at depth, to the east, and particularly to the west.

A number of exploration targets have been identified that warrant additional exploration examination.

25.4 Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation

The exploration programs completed to date are appropriate for the style of the deposits on the Project.

Sampling methods are acceptable for Mineral Resource estimation.

Sample preparation, analysis and security are generally performed in accordance with exploration best practices and industry standards.

The quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected during the exploration and delineation drilling programs are sufficient to support Mineral Resource estimation.  The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits.  Sampling is representative of the gold and silver grades in the deposits, reflecting areas of higher and lower grades.

The QA/QC programs adequately address issues of precision, accuracy and contamination.  Drilling programs typically included blanks, duplicates and CRM samples.  QA/QC submission rates meet industry-accepted standards.

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The data verification programs concluded that the data collected from the Project adequately support the geological interpretations and constitute a database of sufficient quality to support the use of the data in Mineral Resource estimation.

25.5 Metallurgical Test Work

Metallurgical test work and associated analytical procedures are appropriate to the mineralization type, appropriate to establish the conceptual processing routes, and were performed using samples that are typical of the mineralization styles.

Samples selected for testing from Gramalote Ridge were representative of the various types and styles of mineralization.  Samples were selected from a range of depths within the Gramalote Ridge deposit. Sufficient samples were taken so that tests were performed on sufficient sample mass.  The variability test work for the Trinidad zone may not be fully representative of the mineralization to be mined, as much of the sample material came from an area to the north of the planned Trinidad pit, and the pit area mineralization is both thicker and higher-grade.

Recovery factors estimated are based on appropriate metallurgical test work.  The 2020 PEA assumes an overall average recovery of 94.3% for the Gramalote Ridge material.

No deleterious elements are known from the processing perspective.

25.6 Mineral Resource Estimates

Mineral Resources are reported using the 2014 CIM Definition Standards, and assume open pit mining methods.

Factors that may affect the Mineral Resource estimate include:  metal price and exchange rate assumptions; changes to the assumptions used to generate the gold grade cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; density and domain assignments; changes to geotechnical, mining and metallurgical recovery assumptions; changes to the input and design parameter assumptions that pertain to the conceptual pit constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

25.7 Mine Plan

The 2020 PEA mine plan is based on a subset of the Mineral Resource estimate.  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

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A conventional open pit truck and shovel operation is planned.  The average mining rate will be between 45-55 Mt/a, at the peak of the mining plan, and then slow towards the end of the mine life.  Pre-stripping is estimated at 8.6 Mt for the period prior to first production.  The strip ratio is forecast at 1.93:1.

Mining will be completed in four phases, mining nearly 100% sulphide material.  Oxide material will be stockpiled and processed at the end of the mine life.

25.8 Recovery Plan

The proposed plant will process ROM mill feed material at a rate of 11 Mt/a to produce doré bars, using conventional equipment and processes.  The process plant will consist of primary crushing, two-stage grinding with flash flotation, conventional froth flotation, flotation tailings pumping, concentrate regrinding, concentrate leach, CCD thickening, CIP, carbon desorption, gold recovery by zinc precipitation (Merrill Crowe), and cyanide destruction of CIP tailings slurry before the tailings are pumped to the TMF.

25.9 Infrastructure

The project as envisaged in the 2020 PEA will include:  two open pits, consisting of the main Gramalote Ridge pit, and a small satellite pit; process plant; built infrastructure such as truckshop, tire shop, welding shop, wash and fuel bays, warehouses, plant maintenance shop, support facilities and offices, accommodations camp, core shed and logging area, magazine, explosives transference plant, concrete batch plant, and borrow pits; internal mine roads, including haul roads; WRSFs and stockpiles; and a tailings management facility.

25.10 Environmental, Permitting and Social Considerations

The Terms of Reference for the Gramalote project EIA were issued by ANLA, on 4 September 2012.  The EIA was submitted to ANLA for approval on 23 February 2015, and the Gramalote Environmental License was granted on 25 November 2015, under Resolution 1514.  ANLA subsequently resolved an appeal of the License through Resolution 0309, issued on 29 March 2016.  In April 2018, Gramalote Colombia submitted a Modified EIA (MEIA) and a modification to the Environmental License was granted by ANLA on 8 May 2019 via Resolution 00782.  Gramalote Colombia also currently holds additional lesser, required, environmental permits and approvals.

The EIA and MEIA assessed the magnitude and likelihood of the potential project environmental and socio-economic impacts within the project's area of influence.  The EIA and MEIA present the mitigation measures necessary to minimize potential impacts to acceptable levels.  Stand-alone Management Plans have been developed to address residual impacts from project development and to ensure that the project complies with its regulatory and permitting requirements and B2Gold's environmental and socio-economic standards.

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Several additional permits and authorizations will be required for the Project.  Review of the final project footprint and activities is required to ensure that permit requirements are identified for all the planned operational areas and activities.

Gramalote Colombia has established a conceptual closure plan.  Gramalote Colombia has estimated the cost of the Project environmental reclamation and closure liabilities to be on the order of approximately US$45 M.

Two aspects that likely face significant impacts are the artisanal miners working in the project area and the resettlement of individuals due to project development.

25.11 Markets and Contracts

The doré produced in the 2020 PEA scenario is expected to be readily marketable.

Commodity prices used in Mineral Resource estimates are set by B2Gold at a corporate level.  The current gold price provided for Mineral Resource estimation is US$1,500/oz.  The financial evaluation in the 2020 PEA uses a US$1,350/oz gold price.

There are currently no material contracts in place for the development and construction of the project or the operation of the mine.

25.12 Capital Cost Estimates

The capital cost estimate includes direct and indirect costs associated with the development of the open-pit mine, mine infrastructure, processing plant, TMF, surface infrastructure and general services (including water supply, energy and communications).  The estimate includes project indirect costs, Owner's costs, costs associated with land, resettlement, Owner's implementation team and pre-operational expenses, and contingency.

The estimate is presented at a ±35% level of accuracy, and totals US$900.6 M.

25.13 Operating Cost Estimates

Operating costs are based on detailed cost estimates that were completed in 2017 by Gramalote Colombia and AngloGold which have been escalated to be current as of January 1, 2020, and are presented at a ±35% accuracy level.

The total operating cost is estimated at US$2,096 M.  This equates to US$14.05/t processed, or US$544/oz processed.

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25.14 Economic Analysis

The 2020 PEA is preliminary in nature, and is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the 2020 PEA based on these Mineral Resources will be realized.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The results of the 2020 PEA cash flow evaluation are:

  Cumulative pre-tax cash flow:  $1,827 M;

  Cumulative after-tax cash flow:  $1,283 M;

  NPV5% after-tax:  $671 M;

  IRR after tax:  18.1%;

  Payback:  3.6 years.

The project envisaged in the 2020 PEA is most sensitive, in order, to changes in the gold price (gold grade), less sensitive to exchange rate changes and operating cost changes, and least sensitive to changes in the capital cost assumptions.

25.15 Risks and Opportunities

Project risks include the following:

  Construction delays associated with resettlement and/or coexistence issues;

  53% of the 2020 PEA mine plan is based on Inferred Mineral Resources.  Changes to the geological interpretations as a result of infill drilling, particularly in the areas currently classified as Inferred could affect the outcome of the 2020 PEA.  In addition, if during infill drilling, grades are found to be lower than estimated in this material, there will be a risk to the economic evaluation as presented in the 2020 PEA;

  Changes to geotechnical assumptions and the pit slope angles based on those assumptions;

  Explosives are controlled by the state in Colombia, which has the potential to increase mining costs.

Project opportunities include the follow:

  A main natural gas supply pipeline runs within 3 km of the project site.  Utilizing natural gas in the mining fleet and support vehicles has the potential to reduce mining costs;

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  Current gold prices are much higher than the base price of $1,350/oz used for the project economics;

  Process optimization has the potential to lower operating costs, which would include an evaluation of the optimum plant processing rate;

  Much of the Mineral Resource estimate is currently classified as Inferred.  Any upgrades to the confidence classification in a future resource update represents project upside;

  Inclusion of the Trinidad deposit in an updated mine plan has the potential to extend the project life and may improve overall project economics.

25.16 Conclusions

Under the assumptions and parameters presented for the 2020 PEA, the project as envisaged in the 2020 PEA shows positive project economics.  Additional work on the project is warranted, and infill drilling, data collection, and engineering to support more detailed studies are underway.

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26.0 RECOMMENDATIONS

A feasibility study is planned to be completed on the project.  This will require infill drilling at Gramalote Ridge.  Infill drilling, which has commenced, will focus on providing support to allow conversion of Inferred Mineral Resources to higher confidence categories.  Drilling on Trinidad is also planned to gain a better understanding of the geology and grade distributions in those areas.  Evaluation of oxide material and the Monjas West zone will also be undertaken.

These data will be used to update the Mineral Resource estimates, potentially support conversion of some or all of the Mineral Resources to Mineral Reserves, and support additional metallurgical test work.  In addition, geotechnical investigations, advancement of resettlement and coexistence programs, project optimization, detailed mine planning, engineering and design, and detailed cost estimation are planned.

The drilling budget estimate is approximately $8.79 M, and the budget estimate to complete the feasibility study is approximately $28.61 M, which makes a total budget estimate of approximately $37.4 M to complete these work programs.

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27.0 REFERENCES

AngloGold, 2017:  Gramalote Enhanced Pre-feasibility Study:  internal report prepared for B2Gold and AngloGold, May 2017.

Aspden, J.A. and Mccourt, W.J., 1986:  Mesozoic Oceanic Terrane in the Central Andes of Colombia:  Geology. 14, pp. 415-418.

Cabral, Alexandre, 2007:  Ore Microscopy of Samples from Gramalote Colombia:  internal report prepared for Gramalote Colombia, December 2007.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014:  CIM Definition Standards - for Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions:  adopted by the CIM Council, May, 2014.

Canadian Securities Administrators (CSA), 2011:  National Instrument 43-101, Standards of Disclosure for Mineral Projects, Canadian Securities Administrators.

Cediel, F., and C. Cáceres, 2000:  Geological Map of Colombia, 1: 2,000,000:  Geotec Ltd., Bogotá, Third Edition, digital format with legend and tectono-stratigraphic chart.

Cediel, F., Shaw, R.P. and Cáceres, C., 2003:  Tectonic Assembly of the Northern Andean Block:  in Bartolini, C., R.T. Buffler, and J. Blickwede, eds., The Circum Gulf of Mexico and Caribbean: Hydrocarbon Habitats, Basin Formation, and Plate Tectonics: AAPG Memoir 79, pp. 815-848.

Colombia Mining Agency, 2019:  Brief Guide to Invest in Mining in Colombia:  notes prepared by the Colombia Mining Agency, http://mineriaencolombia.anm.gov.co/index.php/en/regulations

Fraser Institute Survey, 2019:  Fraser Institute Annual Survey of Mining Companies 2018:  published February 28, 2019, 86 p. https://www.fraserinstitute.org/studies/annual-survey-of-mining-companies-2018.

Gorham, J.P., 2008:  Updated Report on the Gramalote Property, Department of Antioquia, Colombia, 43-101 Technical Report prepared for B2Gold Corp., June 2008.

Hart, C.J.R., 2005:  Classifying, Distinguishing and Exploring for Intrusion-Related Gold Systems:  in The Gangue, Issue 87, October, 2005, published by Geological Association of Canada, Mineral Deposits Division, 18 p.

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Hart, C., 2007:  Reduced Intrusion-Related Gold Systems:  in Goodfellow, W.D., ed., Mineral Deposits of Canada: A Synthesis of Major Deposit Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods: Geological Association of Canada, Mineral Deposits Division, Special Publications 5, pp. 95-112.

Hulse, D.E., 2012:  NI 43-101 Technical Report on Resources, Gramalote Project, Providencia, Colombia:  Report prepared by Gustavson Associates for B2Gold, effective date 1 June, 2012;

Hulse, D.E., Sobering, G., Newton, M.C. III, Malhotra, D., and Daviess, F., 2014:  NI 43-101 Preliminary Economic Assessment, Gramalote Project, Northwest Colombia:  report prepared by Gustavson Associates for B2Gold, effective date 1 February, 2014.

Lefebure, D.V., and Hart, C., 2005:  Plutonic-related Au Quartz Veins and Veinlets, Model L02:  in Fonseca, A.,and Bradshaw, G., eds., Yukon Mineral Deposit Profiles: Yukon Geological Survey Open File Report 2005-5, pp.121-128.

McCourt, W.J., Feininger, T. and Brook, M., 1984:  New Geological And Geochronological Data from the Colombian Andes: Continental Growth by Multiple Accretion:  Journal of the Geological Society, London, vol 141, pp. 831-845.

Meister, S.N., 2009:  Gramalote Ridge Project, Department of Antioquia, Colombia, NI 43-101 Technical Report: report prepared for B2Gold, effective date 27 February 2009;

Rodriguez, O.F., 2009:  Ore Paragenesis of the Gramalote Gold Deposit:  MSc thesis, Queens University, Canada, August 2009.

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